TRINSIC

INC

P.E. 12-31-05

2005 ANNUAL REPORT

UNITED STATES SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form 10-K

(Mark One)

☑ **ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT of 1934**

For the year ended December 31, 2005

or

☐ **TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT of 1934**

For the transition period from to

Commission file number: 000-28467

TRINSIC, INC.
(Exact name of Registrant as specified in its charter)

Delaware	**59-3501119**
(State or other jurisdiction of incorporation or organization)	*(I.R.S. Employer Identification Number)*

601 South Harbour Island Boulevard, Suite 220
Tampa, Florida 33602
(813) 273-6261
(Address, including zip code, and telephone number including area code, of Registrant's principal executive offices)

Securities registered pursuant to Section 12(b) of the act:
None

Securities registered pursuant to Section 12(g) of the act: Common Stock, par value $.01 per share, preferred stock purchase rights

Indicate by check mark if the registrant is a well-known seasoned issuer (as defined in Rule 405 of the Exchange Act.) Yes ☐ No ☑

Indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or Section 15(d) of the Act. Yes ☑ No ☐

Indicate by check mark whether the Registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the Registrant was required to file such reports) and (2) has been subject to such filing requirements for the past 90 days. Yes ☑ No ☐

Indicate by check mark if disclosure of delinquent filers pursuant to Item 405 of Regulation S-K is not contained herein, and will not be contained, to the best of Registrant's knowledge, in definitive proxy or information statements incorporated by reference in Part III of this Form 10-K or any amendment to this Form 10-K ☐.

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, or a non-accelerated filer. See definition of "accelerated filer and large accelerated filer" in Rule 12b-2 of the Exchange Act. (Check one):

Large accelerated filer ☐ Accelerated filer ☐ Non-accelerated filer ☑

Indicate by check mark whether the registrant is a shell company (as defined in Rule 12B-2 of the Exchange Act.) Yes ☐ No ☑

State the aggregate market value of the voting and non-voting common equity held by non-affiliates computed by reference to the price at which the common equity was last sold, or the average bid and asked price of such common equity, as of the last business day of the Registrant's most recently completed second fiscal quarter. $2,390,703.

The number of shares of the Registrant's Common Stock outstanding as of March 30, 2006 was approximately 17,559,119.

DOCUMENTS INCORPORATED BY REFERENCE

Portions of the registrant's proxy statement relating to its 2006 Annual Meeting of Stockholders, to be filed subsequently, are incorporated by reference into Part III of this Report.

TABLE OF CONTENTS

Item 1. *Business*

General

Trinsic, Inc. (formerly Z-Tel Technologies, Inc.) and subsidiaries ("Trinsic," "we" or "us") is a provider of residential and business telecommunications services. We offer local and long distance telephone services in combination with enhanced communications features accessible through the telephone, the Internet and certain personal digital assistants. In 2004 we began offering services utilizing Internet protocol, often referred to as "IP telephony," "voice over Internet protocol" or "VoIP." We provide services at both the retail and wholesale level.

At the retail level, we provide our traditional circuit-switched local services in forty-nine states. Our facilities based residential services are provided to customers in some areas of New York City and our business VOIP offerings are limited to the New York City metropolitan area and Tampa. Excluding VoIP lines, we served at year end 2005 under the Trinsic "brand" approximately 105,000 retail residential lines, 41,000 retail business lines, and 30,000 retail stand-alone long distance lines. We gained nearly all of the long distance customers with our acquisition of Touch 1 Communications, Inc. in April 2000. We serve approximately 3,000 VoIP lines.

We introduced our wholesale services during 2002 and Sprint Nextel Corp. (formerly Sprint Communications Company) ("Sprint") has been our principal wholesale customer since February 2003. At the wholesale level, we served approximately 126,000 billable lines as of year end 2005. On October 26, 2005, we entered into a definitive agreement to acquire substantially all of these lines for which we currently provide services under a wholesale, "private-label" arrangement. Where regulatory authority for the transfer was completed, the transfer of in service lines was effected on February 2, 2006 and February 16, 2006. As of today, slightly less than 10,000 wholesale lines remain in place. It is intended that these remaining wholesale lines will be transferred to Trinsic as further regulatory approvals are obtained over the course of the next 60 days.

Historically we have utilized the unbundled network elements platform ("UNE-P") as the primary basis of delivering our services to our retail customers and to the end users of our wholesale customers. Under UNE-P, we utilize various unbundled elements of the traditional local telephone companies ("incumbent local exchange carriers" or "ILECs") to facilitate the delivery of our services to end users. Our access to ILEC networks has historically been based upon the Telecommunications Act of 1996 (the "Telecommunications Act") which imposed a variety of duties upon the ILECs, including the duty to provide "competitive local exchange carriers" ("CLECs"), like us, with access to the individual components of their networks. Court decisions and rulings by the Federal Communications Commission ("FCC"), however, have sharply limited our rights to access the ILEC networks and have directly and negatively impacted the cost of obtaining that access. FCC rules effective on March 11, 2005 eliminated mandatory national access to UNE-P for new customers and required us to transition our customers to alternative arrangements within one year unless we entered into commercial service agreements with ILECs that provided otherwise. We have entered into commercial services agreements with BellSouth, Qwest, Verizon and SBC Communications that will allow us to continue utilizing UNE-P in their territories. See the section of this Item 1 entitled "Government Regulation" and Item 1A. Risk Factors.

We have invested heavily in our enhanced communications platform and our operational support systems. Our enhanced communications platform enables us to offer distinctive Web integrated and voice activated features. Our advanced operational support systems are functionally integrated to support the entire customer life cycle including price quotation, order entry and processing, ILEC interaction, customer care, billing and subscriber management. We believe our operational systems are scalable, both vertically and horizontally, and give us reliable, flexible, low-cost operational capabilities.

Segment Financial Information

For internal reporting purposes, we evaluate our business performance in terms of two segments: retail services and wholesale services. Financial information relating to both segments (including information relating to the revenue contributed by our services) is set forth in Item 7, "Management's Discussion and

Analysis of Financial Condition and Results of Operations" and footnote 23 "Segment Reporting" in the "Notes to the Consolidated Financial Statements."

Industry Background

The Telecommunications Act of 1996 (the "Telecommunications Act") was enacted principally to foster competition in the local telecommunications markets. The Telecommunications Act imposed a variety of duties upon the ILECs, including the duty to provide other communications companies, like us, with access to the individual components of their networks, called "network elements," on an unbundled basis at any feasible point and at rates and on terms and conditions that were just, reasonable and nondiscriminatory. A network element is a facility or piece of equipment of the ILEC's network or the features, functions or capabilities such facility or equipment provides. In 1996, the FCC, pursuant to the Telecommunications Act, mandated that incumbent local exchange carriers provide access to a set of unbundled network elements including, among other elements, local loops (i.e. the wires that reach from the ILEC central office to the end user's premises), switching, transport and signaling. This combined set of elements is referred to as the "unbundled network element platform" or "UNE-P." Moreover, the FCC mandated that ILECs must provide the unbundled network element platform at rates based on a forward-looking, total long-run incremental cost methodology. Court decisions and FCC rulings over the past two years have substantially reversed these earlier FCC mandates. (See the section of this Item 1 entitled "Government Regulation" and Item 1A. Risk Factors.)

The Telecommunications Act also established procedures by which the regional Bell operating companies ("Bell operating companies") were allowed to handle "in-region" long distance calls, that is, calls that originated from within their telephone service areas and terminated outside their service areas. The 1984 court order that divided AT&T prohibited Bell operating companies from providing "in-region" long distance telephone service. Under the Telecommunications Act, Bell operating companies could provide such in-region service if they demonstrated to the FCC and state regulatory agencies that they complied with a 14-point regulatory checklist, including offering interconnection to other communications companies, like us, and providing those companies access to their unbundled network elements on terms approved by a state public service commission. Bell operating companies received authority to provide in-region long distance services in all applicable states. However, the Section 271 "checklist" is a continuing obligation pursuant to section 271(d)(6) of the Telecommunications Act. (See section of this report entitled "Government Regulation.")

Retail Services

Within the retail segment, our principal services are traditional, circuit-switched local and long-distance telephone services for residences and businesses.

Circuit-Switched Residential Services

Our local residential circuit-switched telephone service is typically bundled with long distance and a suite of our proprietary Internet-accessible and voice-activated functions called "Trinsic Center." The enhanced features include voicemail, "Find Me" "Notify Me," caller identification, call forwarding, three-way calling, call waiting, speed dialing and Personal Voice Assistant™ ("PVA"), which utilizes voice-recognition technology so that users can access secure, online address books from any phone using simple voice commands in order to send voice e-mails, find contact information and dial numbers, among other things. We offer various plans, including unlimited plans that include unlimited, nationwide, direct-dialed long distance calling toll-free and lower priced plans that include a limited number of long distance minutes at no additional charge. Bell operating company customers switching to our local services keep their existing phone numbers. We currently provide residential services in every state except Alaska, in areas served by a Bell operating company or Sprint and areas formerly served by GTE.

Our residential service includes unique features, all of which can be accessed and manipulated by telephone or Internet. Our proprietary voicemail enables subscribers to retrieve and listen to their voice-mail messages via telephone or the Internet. Our voicemail system also enables users to forward voicemails via e-mail, as attachments. Our "Find-Me" feature forwards an incoming call to as many as three additional numbers. Our "Notify Me" feature notifies the subscriber via e-mail, pager or ICQ Internet Chat (instant messaging) when a new voice mail message arrives. Both "Find Me" and "Notify Me" are accessible via the Internet so that users may easily enable, disable or otherwise alter the functions. PVA allows users to store contacts in a virtual address book and then access and utilize that information through voice commands from any telephone. Users say "call" and the contact's name, "call John Doe" for example, and PVA connects the call. PVA users can also send voice e-mails. Users record a message via telephone and instruct PVA to deliver the message to a contact. PVA then attaches the voice message to an e-mail and sends the e-mail to the contact.

We market and sell residential services primarily through direct mail, telemarketers, joint marketing efforts with entities that have access to large numbers of consumers, independent sales contractors (including multi-level marketing companies) and referral programs.

Circuit-Switched Business Services

Our local business circuit-switched business telephone service is targeted to small and medium sized businesses (typically having four or fewer lines) and businesses having multiple units. The service is local telephone service bundled with long distance (1+) telephone service, calling card services and enhanced features, including our proprietary features. Because we provide service in nearly every state, our business services are particularly valuable to firms having multiple locations in various states. With us, they deal with only one telephone company. We began offering business services in 2002. We provide service in every state but Alaska, in areas served by a Bell operating company or formerly served by GTE. Current customers include Darden Restaurants, Compass, Metromedia Restaurant Group and Circuit City Stores.

We do not actively market our circuit-switched business telephone services.

Long Distance

We offer long distance services on a stand-alone basis to residences and business. Our stand-alone long-distance is a usage-based service that allows customers to use us as their primary long distance calling provider to complete their direct-dialed long distance (1+) calls. We do not actively market standalone long distance services. We gained nearly all of the long distance customers with our acquisition of Touch 1 Communications, Inc. in April 2000.

VoIP Services

We provide VoIP telephone services in areas within reach of our own IP telephony network. Our VoIP network utilizes Cisco technology and services and is integrated with our enhanced communications services platform so that in addition to increased bandwidth and service flexibility, our customers enjoy features such as PVA. The services are provided to both residences and businesses. Our facilities based residential services are provided to customers in some areas of New York City and our business VOIP services are limited to the New York City metropolitan area and Tampa.

Billing and Collection

We have three primary methods for billing and collecting from our retail customers. For our residential customers, we can (1) direct bill by mail and receive payment through a check or money order by mail; (2) charge a credit card account or (3) set up an automatic withdrawal from a checking account. Currently, we bill the majority of our retail customers by mail and receive payment through checks delivered by mail.

Wholesale Services

Within the wholesale segment, we previously offered a comprehensive package of communications and advanced support services to other communications companies for their use in providing services to their own retail customers. Among the wholesale services provided were local exchange telephone services, long distance telephone services, our proprietary enhanced features, enhanced features we acquire from incumbent local exchange carriers, ordering, provisioning (i.e. the process by which a telephone company is established as the end user's primary telephone company), inbound sales, fulfillment, billing, collections and customer care. Our enhanced communications platform had the capability to integrate with most communications transport networks, including wireless, cable, and Internet networks.

On February 4, 2003, we signed a non-exclusive, wholesale services agreement with Sprint. The agreement gives Sprint access to our telephone exchange services and our Web-integrated, enhanced communications platform and operational support systems in connection with Sprint's local residential telephone service.

On October 26, 2005, we entered into an agreement to acquire the Sprint lines for which we currently provide services on a wholesale basis. As of February 16, 2006, over 90% of the Sprint bases had been acquired by Trinsic. Upon the completion of this transaction over the course of the next 60 days, we will no longer have a wholesale business since Sprint is currently our only wholesale customer.

Operations Support Systems

We have invested heavily in our operations systems and support platform. The platform integrates ordering, provisioning, customer care and billing functionality throughout the customer lifecycle and consequently gives us (and our wholesale customers) reliable, flexible, low-cost operational capabilities. We believe our operational systems are scalable, both vertically and horizontally. They have the capability to integrate with wireline, wireless, cable, Internet and other communications transport networks.

Our principal method of delivering services to our customers requires access to ILEC networks. To facilitate interaction with the ILECs, we have established, with outside integration and consulting assistance, electronic gateways, software and a standard internal provisioning interface. Our systems can interact with the ordering systems of multiple incumbent local exchange carriers. They reduce the number of steps required to provision a customer and consequently reduce costs and increase accuracy. Our systems also support mediation, network administration and revenue assurance.

Business Strategy

Our basic business strategy is to —

- Focus our resources on preserving and maintaining our existing customer base of UNE-P and VoIP customers
- Grow these customer bases through acquisition of mature customer bases or geographic focus
- Limit our capital expenditures to capacity and required technical upgrades of existing equipment, and projects that will produce immediate or significant positive cash returns
- Identify and seek to divest assets that do not meet internal return requirements
- Continually undertake a corporate wide evaluation of expenses. This includes the consolidation of functions, divesting of unused and under utilized facilities, renegotiation of vendor contracts, extension of vendor payment terms and other cost cutting measures.
- Continue to evaluate our markets and reduce sales staffing levels and close retail outlets that do not meet minimum internal rates of returns.

Government Regulation

Overview and Current Regulatory Developments

The Telecommunications Act of 1996 (the "Telecommunications Act"), signed into law on February 8, 1996, comprehensively amended the Communications Act of 1934 (the "Communications Act") and effected changes in regulation at both the federal and state levels that impact nearly every segment of the telecommunications industry. The stated purpose of the Telecommunications Act is to promote competition in all areas of telecommunications.

Some of our services are regulated and some are not. In providing our non-common carrier services such as Personal Voice Assistant, voice mail, "Find-Me" notification and directory services, we operate as an unregulated provider of "information services," as that term is defined in the Communications Act, and as an "enhanced service provider," as that term is defined in the rules of the Federal Communications Commission ("FCC"). These operations currently are not regulated by the FCC or the states in which we operate. In providing residential and business telecommunications services, we are regulated as a common carrier at the state and federal level and are subject to additional rules and policies not applicable to providers of information services alone. Certain aspects of our voice over Internet protocol ("VoIP") services (also called IP telephony services) may or may not be subject to common carrier regulation. The regulatory classification of these services is currently subject to a number of regulatory proceedings before state regulatory commissions, the FCC, and the courts. However, unlike many of our VoIP competitors, we are certified as a facilities-based competitive local exchange carrier in forty-nine states and the District of Columbia. We believe our certification as a common carrier gives us the flexibility to operate and offer our advanced IP telephony services regardless of the final regulatory classification of those services.

The local and long distance telecommunications services we provide are regulated by federal, state, and, to some extent, local government authorities. The FCC has jurisdiction over all telecommunications common carriers to the extent they provide interstate or international communications services. Each state regulatory commission has jurisdiction over the same carriers with respect to intrastate communications services. (As discussed below, the FCC has ruled that VoIP services in certain instances are "inherently interstate" and therefore subject to federal regulation, and not state level regulation.) The extent of federal or state regulation of "information services" depends upon the nature of the service offered. Local governments sometimes seek to impose franchise requirements and fees on telecommunications carriers and regulate construction activities involving public rights-of-way. Changes to the regulations imposed by any of these regulatory authorities could have a material adverse effect on our business, operating results and financial condition.

In recent years, the regulation of the telecommunications industry has been in a state of flux as the United States Congress and various state legislatures have passed laws seeking to foster greater competition in telecommunications markets. The FCC and state utility commissions have adopted many new rules to implement this legislation and encourage competition. These changes, which are still incomplete, have created new opportunities and challenges for us and our competitors. The following summary of regulatory developments and legislation is intended to describe the most important, but not all, present and proposed federal, state and local regulations and legislation affecting the telecommunications industry. Some of these and other existing federal and state regulations are the subject of judicial proceedings and legislative and administrative proposals that could change, in varying degrees, the manner in which this industry operates. We cannot predict the outcome of any of these proceedings or their impact on the telecommunications industry at this time. Some of these future legislative, regulatory or judicial changes may have a material adverse impact on our business.

Federal Regulation

FCC Policy on Unbundled Access to Network Elements of Incumbent Local Exchange Carriers

While Trinsic's regulatory environment continues to be dynamic and complex, there is one overriding issue that drives our business: our ability to interconnect with, access and use the local networks of incumbent local telephone exchange carriers (like Verizon, SBC (now AT&T), BellSouth and Qwest) to provide our services. The "incumbent local exchange carrier" or "ILEC" is the old established wireline telephone company. Non-incumbent telephone companies like us are referred to as competitive local exchange carriers or "CLECs." All of our telecommunications services, residential and business, analog and VoIP, utilize, to some extent, an ILEC network.

- Historically, in providing our residential and business local telephone services throughout the United States, we have utilized the unbundled network element platform (or "UNE-P") which is a combination of functions and components of an ILEC network, including analog loops, switching and transport. As discussed below, FCC rules effective on March 11, 2005 restricted our access to UNE-P for new customers and are requiring us to transition our customers to alternative commercial arrangements, different networks or resale.

- As an alternative to utilizing UNE-P, in New York City and in Tampa, Florida, we provide VoIP residential and business telephone services through a network architecture called "UNE loop," or "UNE-L." The UNE-L entry strategy requires us to establish collocation arrangements with the ILEC and have unbundled access to analog loops, and transport.

- We provide VoIP telephony services to businesses in the New York City metropolitan area and Tampa utilizing an IP network. This network requires us to purchase or lease high-capacity digital connections from the customer's premises to our IP facilities. In many instances, the only cost-effective means of obtaining that high-capacity digital connection is from the ILEC. Typically, we provide service by means of a combination of unbundled high-capacity loops and transport, which is called an "Enhanced Extended Link," or "EEL." In some situations, we obtain transport from another, non-incumbent provider but are dependent upon the ILEC for the final, "last-mile" connection to the customer premises. In those situations, we purchase an unbundled high-capacity loop from the ILEC. In the absence of access to unbundled access to high-capacity loops and transport, our only option would be to purchase these connections as retail, "special access" circuits that are available from ILECs and other providers. The prices of these retail (and largely-deregulated) special access circuits are, in many instances, substantially higher than the wholesale (and regulated) prices for unbundled network elements.

Court decisions and FCC rulings have sharply limited our ability to utilize the networks of incumbent local telephone companies to provide our services, requiring us to adjust our business plan accordingly.

On December 15, 2004, the FCC limited the availability of unbundled network elements pursuant to section 251 of the Telecommunications Act of 1996 that Trinsic utilized to provide services to our customers in the *Triennial Review Remand Order, Review of Section 251 Unbundling Obligations of Incumbent Local Exchange Carriers*, WC Docket No. 04-313, CC Docket No. 01-338, FCC 04-290 (rel. Feb. 4, 2005). The FCC ruled that ILECs are no longer required to provide Trinsic and other entrants access to unbundled analog switching — a key component of the "unbundled network element platform" combination of elements, which is how we provide services to the vast majority of our customers. This FCC *Triennial Review Remand Order* also limited our ability to access unbundled high-capacity loops and dedicated transport in many urban and suburban locations.

The FCC *Triennial Review Remand Order* became effective March 11, 2005. After that date, we are unable to place orders for new customers and lines that utilized unbundled switching and high-capacity loops and transport that no longer qualified for unbundling under the new rules. For Trinsic's embedded base of customers, the FCC imposed a price increase of $1 per month for each line that utilized unbundled switching and a price increase of 15% for each high-capacity loop or transport arrangement that no longer qualified for unbundling under the new rules. The FCC *Triennial Review Remand Order* also established a one-year transition period for this embedded base of customers — at the end of that transition period, currently set as March 15, 2006, the prices for access to unbundled switching and those loop and transport arrangements will no longer be federally regulated.

In the normal course of our business, we enter into contractual arrangements with ILECs for access to their networks. In order to ensure continued access to UNE-P service elements, Trinsic has signed and implemented Commercial Service Agreements with Verizon, SBC (now AT&T), BellSouth and Qwest. These agreements allow us to continue to provide UNE-P based services after the March 15th transition period. While terms contained in these Commercial Agreements include rates that are higher than previously available, the do allow us to continue providing services in much the same manner as prior to the FCC's rulings.

Court consideration of the unbundled access rules followed a parallel track. The FCC first established network element unbundling rules in its August 1996 *Local Competition Order* in CC Docket No. 96-98. Those rules were appealed to the Eighth Circuit Court of Appeals and later to the U.S. Supreme Court. In its

January 25, 1999 *AT&T v. Iowa Utilities Board* ruling, the Supreme Court remanded the network unbundling rules to the FCC for further consideration of the necessity of each one under the Telecommunications Act's statutory standard for unbundling. On November 5, 1999, the FCC released an order (referred to as the *UNE Remand Order)* that retained many of its original list of unbundled network elements, but providing further explanation of the need for such unbundling and eliminated the requirement that incumbent local exchange carriers provide unbundled access to operator services and directory assistance and limiting unbundled access to local switching in certain geographic areas. With regard to operator services and directory assistance, the FCC concluded that the market has developed since 1996 such that competitors can and do self-provision these services, or acquire them from alternative sources. The FCC also noted that incumbent local exchange carriers remain obligated under the non-discrimination requirements of the Communications Act of 1934 to comply with the reasonable request of a carrier that purchases these services from the incumbent local exchange carriers to rebrand or unbrand those services, and to provide directory assistance listings and updates in daily electronic batch files. With regard to unbundled local switching, the FCC concluded that, notwithstanding the incumbent local exchange carriers' general duty to provide unbundled local circuit switching, an incumbent local exchange carrier is not required to unbundle local circuit switching for competitors for end-users with four or more voice grade (DSO) equivalents or lines, provided that the incumbent local exchange carrier provides nondiscriminatory access to combinations of unbundled loops and transport (also known as the "Enhanced Extended Link" or "EEL") throughout Density Zone 1, and the incumbent local exchange carrier's local circuit switches are located in (i) the top 50 Metropolitan Statistical Areas as set forth in Appendix B of the Third Report and Order and Fourth Further Notice of Proposed Rulemaking in CC Docket No. 96-98, and (ii) in Density Zone 1, as defined in the FCC's rules. For operator services and directory assistance, as well as for unbundled local switching, the FCC noted that the competitive checklist contained in Section 271 of the Communications Act of 1934 requires Bell operating companies to provide nondiscriminatory access to these services. Thus, Bell operating companies must continue to provide these services to competitors; however, Bell operating companies may charge different rates for these offerings.

The FCC's 1999 *UNE Remand Order* was appealed by several parties to the United States Court of Appeals for the D.C. Circuit, including incumbent local exchange carriers, *USTA v. FCC.* In addition, competitive carriers sought reconsideration of that decision, including the FCC's limitation on the availability of unbundled local switching, before the FCC. While that appeal was pending, the FCC, on December 20, 2001, released a Notice of Proposed Rulemaking in CC Dockets No. 01-338, 96-98 and 98-147 as part of its comprehensive "Triennial Review" of the 1999 *UNE Remand Order.*

While the *Triennial Review* proceeding was pending before the FCC, the D.C. Circuit ruled in the *USTA* appeal of the 1999 *UNE Remand Order.* The D.C. Circuit reversed the *UNE Remand Order* on the court's belief that the FCC had not taken into sufficient account the availability of substitutes for unbundled network elements from outside incumbent local telephone networks. The court called upon the FCC to engage in a detailed "granular" review as to whether any particular network element should be unbundled, based upon a specific analysis as to whether competitors could obtain comparable elements from other sources or whether a network element possessed "natural monopoly" characteristics. In addition, the D.C. Circuit required that the FCC balance the benefits of unbundling for competitors and consumers against the costs that unbundling might impose upon incumbent local telephone companies. Competitors filed for review of the *USTA* decision before the United States Supreme Court, but the Supreme Court denied the competitors' request for an appeal.

In August 2003, the FCC released its final decision in the *Triennial Review* proceeding. In the *Triennial Review Order*, the FCC also ruled that entrants would no longer be able to access network elements utilized by incumbent local telephone companies to provide "broadband" services, such as fiber-to-the-premises loops, high-capacity transport, packet switching, line-sharing for DSL services, and fiber-fed "digital loop carrier" loops. In subsequent decisions, the FCC has even more sharply limited the ability of companies like Trinsic to obtain unbundled access to ILEC fiber optic lines. On August 9, 2004, in a reconsideration order in CC Docket No. 01-338, the FCC ruled that ILECs need not be required to unbundled fiber to multiple dwelling units, even if fiber only reaches the minimum point of entry of the building. On October 18, 2004, in a second reconsider order in CC Docket No. 01-338, the FCC ruled that "fiber-to-the-curb" loops will also be exempt from unbundling requirements just as fiber-to-the-premises loops were exempted in the August 2003 order.

The FCC also clarified that ILECs were not required to add time-division multiplexing capabilities to any new packetized transmission facilities constructed in order to facilitate interconnection by competitors.

These restrictions on access to ILEC fiber networks and architecture could have a significant impact on our ability to provide services to our customers. In particular, even in situations in which Trinsic would otherwise be entitled to unbundled access to a loop, transport circuit or EEL, these exclusions could permit ILECs to refuse to offer these connections to us, on the basis that loop, transport or EELs qualifies as "fiber-to-the-premises," or "fiber-to-the-curb," or involves access to "packet switching." As a result, these exclusions from unbundling could limit our ability to provide service to customers cost-effectively and could have a significant and material impact upon our business.

The regulatory uncertainty and the absence of effective network access rules have required us to adjust our business plan in a number of ways, as discussed elsewhere in this report. As a result, these regulatory developments have had an immediate, significant, adverse and material impact upon our business. In order to minimize the impact, we entered into discussions and executed Commercial Service Agreements with ILECs to establish commercial terms and arrangements for access to their local networks. There is no assurance that we will be able to renew these commercial arrangements with Verizon, SBC (now AT&T), BellSouth, Qwest or other ILECs at the time of their expiration. Moreover, even in the interim, the terms of those existing arrangements might require us to adjust our business plan and service offerings significantly. We may be required by these financial implications and/or regulatory developments to limit access to our service and/or withdraw from certain markets.

Pricing of Unbundled Network Elements

Even in situations where we retain the right to unbundled access under the new FCC rules (for example, analog loops and high-capacity loops and transport in many instances), the regulated pricing of those network elements is subject to change.

The FCC issued its first interconnection order on August 8, 1996 and in that *Local Competition Order*, the FCC established the pricing methodology for unbundled network elements. That methodology was Total Element Long-Run Incremental Cost, or "TELRIC." Incumbent local telephone companies and state commissions appealed the FCC's 1996 *Local Competition Order* to the United States Court of Appeals for the Eighth Circuit. On July 18, 1997, the Eighth Circuit issued a decision vacating the FCC's pricing rules, as well as certain other portions of the FCC's interconnection rules, on the grounds that the FCC had improperly intruded into matters reserved for state jurisdiction. On January 25, 1999, the Supreme Court, in *AT&T Corp. v. Iowa Utilities Board*, largely reversed the Eighth Circuit's holding that the FCC has general jurisdiction to implement the local competition provisions of the Telecommunications Act. In so doing, the Supreme Court stated that the FCC has authority to set pricing guidelines for unbundled network elements, to prevent incumbent local exchange carriers from physically separating existing combinations of network elements, and to establish "pick and choose" rules regarding interconnection agreements.

The Supreme Court in 1999 did not evaluate the specific forward-looking pricing methodology mandated by the FCC and remanded the case to the Eighth Circuit for further consideration. Some incumbent local exchange carriers argued that this pricing methodology does not allow adequate compensation for the provision of unbundled network elements. The Eighth Circuit subsequently upheld the FCC's TELRIC rules, which use forward-looking incremental costs as the basis for establishing rates for interconnection and unbundled network elements. The Eighth Circuit further agreed with the FCC's interpretation of the Telecommunications Act as rejecting "historical costs" as the basis for setting rates. However, the Eighth Circuit vacated the FCC's regulation, codified at 47 C.F.R. Sec. 51.505(b), setting forth the FCC's approach to computing forward-looking incremental costs, and directed the FCC to review its approach so that it is based on the costs incurred by the incumbent local exchange carrier to provide the actual facilities and equipment that will be used by the requesting carrier instead of the lowest cost based on the most efficient technologies currently available. In 2001, the United States Supreme Court granted a writ of certiorari to the Eighth Circuit decision, and in 2002, in *Verizon v. FCC*, the Supreme Court upheld the FCC's TELRIC pricing rules.

Although the FCC's TELRIC rules have been supported by the courts, the establishment of rates occurs on a state-by-state basis and is subject to change. Some states are currently re-evaluating the pricing of these unbundled network elements. As a result, it is possible that prices in some states could increase or lower rates over existing levels. Our intent is to be an active participant in many of these rate cases and any others that might be critical to our operations. We anticipate joining other competitive service providers on a limited basis in arguing that existing rates and rates proposed by the incumbents are overstated and do not reflect the true total element long run incremental costing principles required by the FCC and the Telecommunications Act.

Despite the fact that the TELRIC rules have been supported by the courts, the FCC is currently reevaluating several of these rules, by means of a rulemaking notice issued in September 2003 in WC Docket No. 03-173. The FCC rulemaking proposes to modify the TELRIC methodology by mandating that states set prices based upon the forward-looking costs of operating the existing network architecture of incumbent local telephone company networks. In many instances, modifying the TELRIC methodology in this way could increase the rates we pay for certain elements; for other elements, such a modification could result in lower rates. We believe that the FCC's proposals to modify TELRIC are inconsistent with the Supreme Court's decision in the *Verizon* case, meaning that new FCC TELRIC rules may be subject to considerable litigation if they are adopted. The FCC rulemaking is still pending, and changes to the FCC's TELRIC rules could significantly alter the prices we pay for unbundled access to ILEC network elements. While the prevailing productivity trends within the industry would predict the adoption of lower rates in association with the provision of unbundled network elements and network element combinations, we cannot predict the outcome of any pending or potential rate case or judicial proceeding. Increases or decreases in rate levels charged by incumbent local exchange carriers as a result of regulatory and/or judicial review through rate case, court case or arbitration proceedings could significantly impact our business plans.

The Rights and Obligations Common Carriers Under Federal Law

We are certified as a local exchange common carrier in forty-nine states and the District of Columbia. The Communications Act, as amended by the Telecommunications Act, imposes a number of regulatory requirements on common carriers generally and local exchange carriers specifically. There is currently significant regulatory uncertainty as to whether certain new enhanced services such as VoIP-based telephone services must be subject to common carrier regulation. We believe that having our common carrier licenses gives us the flexibility to provide our customers a broad array of services and does not make our service offerings dependent upon any one particular regulatory classification.

In addition, our status as a common carrier gives us rights under section 251 of the Telecommunications Act to interconnect with, obtain access to, and collocate on the premises of incumbent local exchange carriers like Verizon, SBC (now AT&T), BellSouth, and Qwest. Section 251 of the Act requires ILECs to —

- provide physical collocation to other common carriers, which allows companies such as us and other competitive local exchange carriers to install and maintain our own network termination equipment in incumbent local exchange carrier central offices or, if requested or if physical collocation is demonstrated to be technically infeasible, virtual collocation;
- offer components of their local service networks on an unbundled basis to other common carriers so that other providers of local service can use these elements in their networks to provide a wide range of local services to customers (See FCC Policy on Unbundled Access, above); and
- establish "wholesale" rates for their services to promote resale by competitive local exchange carriers.

Companies that are not common carriers do not have the section 251 rights described above. In addition, all local exchange carriers must —

- interconnect with the facilities of other common carriers;
- establish number portability, which will allow customers to retain their existing phone numbers if they switch from the local exchange carrier to a competitive local service provider;
- provide nondiscriminatory access to telephone poles, ducts, conduits and rights-of-way; and

- compensate other local exchange carriers on a reciprocal basis for traffic originated by one local exchange carrier and terminated by another local exchange carrier.

The FCC is charged with establishing national guidelines to implement certain portions of the Telecommunications Act. FCC implementation of those provisions of the Telecommunications Act has been the subject of ongoing litigation that continues to this day. The most contentious litigation has centered around FCC and state rules regarding the rates, terms and conditions of unbundled network access, and the current status of those rules is discussed above ("FCC Policy on Unbundled Access" and "Pricing of Unbundled Network Elements")

The rights and obligations of common carriers under federal law impact our business, as do other pending FCC proceedings. The subsections that follow outline a number of these areas. These and many other issues remain subject to further consideration by the courts and the FCC. We cannot predict the ultimate disposition of any of these and other matters.

These and other FCC determinations are likely to be the subject of further appeals or reconsideration. Thus, while the Supreme Court has resolved many issues, including aspects of the FCC's jurisdictional authority, other issues remain subject to further consideration by the courts and the FCC. We cannot predict the ultimate disposition of any of these and other matters.

Regulation of Rates, Terms and Conditions of Interstate Service

With regard to the FCC, Trinsic is classified by the FCC as a non-dominant provider of interstate telecommunications services. In general, the FCC does not regulate the rates, services, and market entry of non-dominant telecommunications carriers, but does require them to contribute to universal service and comply with other regulatory requirements. We are currently regulated as a non-dominant carrier with respect to both our local and long distance telephone services.

As a result, we currently are not subject to rate of return regulation at the federal level and are not currently required to obtain FCC authorization for the installation, acquisition or operation of our domestic exchange or interexchange network facilities. However, we must comply with the requirements of common carriage under the Communications Act. We are subject to the general requirement that our charges and terms for our telecommunications services be "just and reasonable" and that we not make any "unjust or unreasonable discrimination" in our charges or terms. The FCC has jurisdiction to act upon complaints against any common carrier for failure to comply with its statutory obligations. We are also subject to FCC rules that limit our ability to discontinue to provide certain interstate services; however, the FCC has implemented a process that generally permits a non-dominant, competitive company to discontinue such interstate services on an expedited basis.

We are entitled to file tariffs for the termination of interstate traffic by other carriers to our customers, and those tariffs are subject to certain FCC regulation (*See* "Interstate Tariffs and Rates," below).

Interconnection Agreements

The rights and obligations Trinsic has pursuant to section 251 and 271 of the Telecommunications Act are generally implemented through "interconnection agreements" and commercial services agreements with ILECs through which we obtain access to the ILEC networks.

In the normal course of business, we have entered into interconnection agreements and commercial service agreements with the ILECs in all states where we currently offer local exchange services. However, at any point in time an interconnection agreement may not contain the best-available terms offered to our competitors, a situation that could adversely affect our ability to compete in the market. In addition, several of our interconnection agreements with Verizon, SBC (now AT&T) and BellSouth have expired. The terms of those contracts provide for the agreements to continue in place until a replacement is executed or upon termination by either party. The incentive of the incumbent local exchange carrier to negotiate fair or proper interconnection agreement terms is a function of the willingness and authority of state commissions and the FCC to enforce rules and policies promulgated under the Telecommunications Act. The potential cost in resources and delay from this interconnection agreement negotiation and arbitration process could harm our ability to compete in certain markets, and there is no guarantee that a state commission would resolve disputes, including pricing disputes, in our favor.

The ability of a CLEC like Trinsic to enforce interconnection agreements with incumbent local exchange carriers or appeal state commission arbitrations regarding such agreements is currently subject to considerable legal uncertainty. A January 2002 decision by the United States Circuit Court for the Eleventh Circuit ruled that the Georgia state commission did not have authority to enforce interconnection agreements between incumbent local exchange carriers and new entrants. This decision is in apparent conflict with decisions by other United States Circuit Courts. As a result of this decision, litigating enforcement of interconnection agreements in state or federal courts in the Eleventh Circuit and elsewhere could substantially increase the cost of such litigation. A November 2003 decision by the United States Circuit Court for the Fifth Circuit ruled that state commission jurisdiction to arbitrate terms and conditions of access pursuant to section 252 may relate only to items specifically-related to section 251 of the 1996 Act and other items voluntarily negotiated by the parties. That decision could limit our ability to arbitrate acceptable interconnection terms with incumbent local telephone companies before state commissions; at the same time, that decision could enhance our ability to resist inclusion of clauses in our contracts by those ILECs that we deem unacceptable.

Collocation

The FCC has adopted rules designed to make it easier and less expensive for competitive local exchange carriers to collocate equipment at incumbent local exchange carriers' central offices by, among, other things, restricting the incumbent local exchange carriers' ability to prevent certain types of equipment from being collocated and requiring incumbent local exchange carriers to offer alternative collocation arrangements, such as cageless collocation. Restrictions and impediments to collocation could harm our business, as we collocate in ILEC central offices to provide both our UNE-L network services and our network VoIP services.

The FCC's collocation rules have been subject to a number of legal challenges by incumbent local telephone companies. On June 18, 2002, the D.C. Circuit affirmed the legality of the FCC's collocation rules in *Verizon Telephone Companies v. FCC.* In the process of these court challenges, the FCC was required to modify its rules in a way that could increase the cost and time for competitors to collocate equipment and could have a substantial and material impact on Trinsic's future network deployment.

Line Sharing, Line Splitting, and Dialtone-DSL Tying

In the *Triennial Review Order*, the FCC eliminated its rules that required ILECs to facilitate "line-sharing" arrangements. Line-sharing permits a competitive carrier to obtain unbundled access to the high-frequency portion of a loop in order to provide DSL on that loop while the ILEC continues to provide analog dialtone service over the low frequencies. Line-splitting is an alternative arrangement that permits one competitive carrier to provide DSL service over the high-frequency portion of an ILEC's loop while another competitive carrier provides analog dialtone service over the ILEC's loop. FCC rules adopted in 1999 (for line-sharing) and 2001 (for line-splitting) required ILECs to offer to facilitate these arrangements on an unbundled basis. The FCC eliminated these requirements in the 2003 *Triennial Review Order.* The elimination of the line-sharing rules could harm Trinsic's business. If a customer chooses to purchase DSL from the ILEC, Trinsic's ability to provide voice services over that facility will be limited.

Many ILECs require their DSL customers to purchase analog dialtone service from them as well. Those policies limit the market for VoIP services that utilize broadband, DSL connections to provide dialtone service, as DSL customers will have already purchased dialtone from the ILEC. The FCC is also considering a petition filed by BellSouth that would preempt state orders in Kentucky, Georgia and Louisiana that order BellSouth to stop requiring its DSL customers to purchase analog dialtone service from BellSouth. Trinsic and other entrants have opposed BellSouth's efforts to "tie" the sale of DSL to analog dialtone service on the basis that such a policy has an unreasonable and unlawful effect of suppressing competition for VoIP services. The FCC has not yet ruled on the BellSouth petition.

Bell Operating Company Entry into the Long Distance Market.

The Telecommunications Act permitted the Bell operating companies (Verizon, SBC (now AT&T), Qwest, and BellSouth) to provide long distance services outside their local service regions immediately, and permits them to provide in-region long distance service upon demonstrating to the FCC that they have adhered to the Telecommunication Act's Section 271 14-point competitive checklist. The FCC must also find that granting the application would be in the "public interest." Bell operating companies have received long-distance authority in all 50 states.

With Bell operating companies authorized to provide long-distance service nationwide, it is generally expected that competition for Trinsic's local and long-distance services will increase. Section 271 entry permits the Bell operating company to offer a bundle of local, long-distance and enhanced services comparable to Trinsic's services and therefore could increase competition and harm our business, especially if we cannot obtain adequate access to unbundled network elements from that same Bell operating company.

At the same time, the Section 271 process also provides an important ongoing incentive for Bell operating companies to comply with the unbundling and interconnection requirements of the Telecommunications Act. The section 271 "competitive checklist" specifically requires Bell companies to provide competitors access to "loop transmission", "switching", "transport" and "signaling." In the *Triennial Review Order*, the FCC ruled that these section 271 checklist requirements were independent legal obligations that Bell companies must comply with, regardless of the status of the unbundling rules under section 251. In the *USTA II* decision, the D.C. Circuit characterized this independent legal obligation as a "reasonable" approach. The *Triennial Review Remand Order* issued earlier this year did not directly address the question of a Bell company's statutory obligation under section 271 of the Act to provide access to the network elements specifically-enumerated in section 271, particularly with regard to checklist item six, "switching", even if those network elements are not required to be unbundled pursuant to section 251. However, the FCC ruled that with regard to the "broadband" network elements that it did not require to be unbundled under section 251 in the 2003 *Triennial Review Order*, the FCC ruled that Bell companies are not required to offer access to broadband elements pursuant to section 271 absent a 251 unbundling requirement. Trinsic disagrees with that FCC ruling. All of the Bell companies have currently pending before the FCC petitions requesting that the FCC "forbear" from these independent section 271 regulatory requirements. Trinsic has vigorously opposed those petitions. Trinsic will vigorously enforce its rights to access to Bell company networks pursuant to the independent legal authority that the section 271 checklist requires. If the FCC, state commissions or the courts do not enforce section 271 checklist items as separate obligations on Bell companies, our ability to provide service to our customers and our business would be harmed.

Universal Service Contributions.

In May 1997, the FCC released an order establishing a significantly expanded universal service regime to subsidize the cost of telecommunications service to high cost areas, as well as to low-income customers and qualifying schools, libraries and rural health care providers. Providers of interstate telecommunications services, like us, as well as certain other entities, must pay for these programs. We are also eligible to receive funding from these programs if we meet certain requirements. Our share of the payments into these subsidy funds is based on our share of certain defined "interstate telecommunications end-user revenues." Currently, the FCC assesses funds owed based on a providers interstate revenue and the FCC adjusts payment requirements and levels quarterly. Various states are also in the process of implementing their own universal service programs. We are currently unable to quantify the amount of subsidy payments that we will be required to make to the FCC and individual states in the future.

On July 30, 1999, in *Texas Office of Public Utility Counsel v. FCC*, the Fifth Circuit overturned many of the FCC's universal service collection rules. In October 1999, on remand from that decision, the FCC issued new collection rules which stated that if a carrier derives less than 8 percent of its revenue from interstate services, its international revenues will not be used in calculating the contribution. For carriers receiving 8 percent or more of their revenues from interstate services (as Trinsic does), the FCC stated that it will include international revenues in the base for determining collections. This and other changes to the universal service program could affect our costs by increasing charges for interstate access or requiring higher assessments on interstate revenues. On May 20, 2001, the Fifth Circuit once again reversed the FCC's rules and decided, in *Comsat Corp. v. FCC*, that the FCC cannot permit local exchange carriers to recover universal service charges through access charges, as such an arrangement would create an implicit subsidy.

In 2002, the FCC modified the method in which carriers are required to make payments into the fund. Among other changes, the FCC announced that carriers are to make payments based upon projected, collected end-user interstate revenues (as opposed to historical, gross-billed revenues, as the FCC had previously used). Competitive carriers are also prohibited form marking-up USF contributions for administrative fees if carriers recover universal service contributions through phone bill line items. These measures impact the manner in which we make contributions into the federal universal service fund and could impact our business. The FCC is currently studying proposals to increase services for which the universal service fund would support, which could increase the size of the fund significantly and subsequently increase our financial obligation to the fund. The FCC is also examining its rules relating to the designation of "Eligible Telecommunications Carriers" that are eligible to receive payments from the fund. The outcome of these proceedings and subsequent litigation could adversely impact or delay our ability to obtain universal service funding for our services if we seek it, and may also increase the sums we pay into federal or state universal service funds, increase the price for access, and harm our ability to compete with carriers that do obtain such funding. Changes to federal or state universal service support programs could adversely affect our costs, our ability to separately list these charges on end-user bills, and our ability to collect these fees from our customers.

Interstate Tariffs and Rates

Beginning July 31, 2001, interstate domestic long distance companies were no longer allowed to file interstate long-distance end-user tariffs with the FCC. This regulatory change requires that Trinsic make its long-distance service information directly available to customers pursuant to private contracts. In March 1999, the FCC adopted rules that require interexchange carriers like Trinsic to make specific disclosures on their web sites of their rates, terms and conditions for domestic interstate services. These detariffing and disclosure requirements could increase our costs in providing interstate long-distance services to our customers.

The FCC effectively regulates the rates Trinsic and other competitive carriers may charge to terminate long-distance calls from other providers — known as interstate terminating switched access. The April 27, 2001 Report and Order in CC Docket No. 96-262 provided for a four-year transition for Trinsic's and other competitive carrier's terminating access rates, which completed on June 20, 2004. As of that date, Trinsic's interstate terminating switched access rate tariffed before the FCC can be no higher than the "competing ILEC" in any particular area. Trinsic maintains a switched access tariff with the FCC that it believes meets these requirements. However, as ILEC switched access rates change, Trinsic may be obligated to change its tariff similarly. The result could be lost revenues from interstate terminating access and administrative costs of compliance.

In the past, Z-Tel/Trinsic has had disputes with interexchange carriers over nonpayment of terminating access charges owed to us. We have settled many of these disputes. However, there is a risk of nonpayment and bad debt with regard to nonpayment. In the past, Trinsic has adamantly litigated and defended its position, but nonpayment or default could have a substantial and material adverse impact on our business.

Numbering and Number Portability.

The FCC has issued rules that permit a customer to keep its telephone number and transfer it among carriers. In 1996, the FCC released rules requiring all local exchange carriers to have the capability to permit both residential and business customers to retain their telephone numbers when switching from one local service provider to another, known as "number portability." In 2004, those rules were extended to wireless customers and require that Trinsic and other carriers permit customers to "port" their landline telephone number to wireless customers. Number portability has been implemented in most of the areas in which we provide service, but has not been implemented everywhere in the United States. Some carriers have obtained waivers of the requirement to provide number portability, and others have delayed implementation by obtaining extensions. Lack of number portability in a given market could adversely affect our ability to attract customers for our competitive local exchange service offerings, particularly business customers, should we seek to provide services to such customers.

The FCC and state commissions also regulate the availability and assignment of telephone numbers and area codes. Before the 1996 Telecommunications Act, the Bell operating companies and other ILECs controlled a number of these tasks. In August 1997, the FCC issued rules transferring responsibility for administering and assigning local telephone numbers from the Bells and ILECs to an independent, neutral entity. In 1996, the FCC issued new numbering regulations that prohibit states from creating new area codes in a manner that would unfairly hinder competitive local exchange carriers by requiring that their customers use 10-digit dialing while ILEC customers need only use 7-digit dialing. Each carrier is required to contribute to the cost of numbering administration through a formula based on end-user telecommunications revenues.

In May 1999, the FCC initiated a proceeding to address the problem of the declining availability of area codes and phone numbers. In December 2000, the FCC issued a Further Notice of Proposed Rulemaking in CC Dockets Nos. 96-98 and 99-200 that proposed adoption of a "market based" approach of optimizing number resources, which would involve the introduction of charges for allocation of number resources. If a "market-based" approach to number allocation is introduced, as the FCC proposed, it could result in added administrative expenses for us and possibly make it more difficult or costly for us to obtain telephone numbers for our customers.

Restrictions on Bundling. On March 30, 2001, in CC Dockets Nos. 96-61 and 98-183, the FCC eliminated a rule that prohibited all carriers from bundling customer premises equipment and telecommunications services. Current FCC rules prohibit dominant carriers from bundling their non-competitive regulated telecommunications services with their unregulated enhanced or information services. To our knowledge, the FCC has not enforced this rule with respect to competitive local exchange carriers and has proposed eliminating the rule for all carriers.

Slamming. A customer's choice of local or long distance telecommunications company is encoded in a customer record, which is used to route the customer's calls so that the customer is served and billed by the desired company. A user may change service providers at any time, but the FCC and some states regulate this process and require that specific procedures be followed. When these procedures are not followed, particularly if the change is unauthorized or fraudulent, the process is known as "slamming." Slamming is such a significant problem that it has been addressed in detail by Congress in the Telecommunications Act, by some state legislatures, and by the FCC in recent orders. The FCC has levied substantial fines for slamming. The risk of financial damage, in the form of fines, penalties and legal fees and costs, and to business reputation from slamming is significant. Even one slamming complaint could cause extensive litigation expenses for us. The FCC also applies its slamming rules (which originally covered only long distance) to local service as well. Trinsic is also subject to state rules and regulations regarding slamming, cramming, and other consumer protection regulation.

Network Information. Section 222 of the Communications Act of 1934 and FCC rules protect the privacy of certain information about telecommunications customers that a telecommunications carrier such as us acquires by providing telecommunications services to such customers. Such protected information, known as Customer Proprietary Network Information (CPNI), includes information related to the quantity, technological configuration, type, destination and the amount of use of a telecommunications service. The FCC's original rules prevented a carrier from using CPNI acquired through one of its offerings of a telecommunications service to market certain other services without approval of the affected customer. The United States Court of Appeals for the Tenth Circuit overturned a portion of the FCC's rules established in CC Docket No. 96-115 regarding the use and protection of CPNI.

In response to the Tenth Circuit decision, in October 2001, in CC Docket No. 96-115, the FCC clarified that the Tenth Circuit reversal was limited and that most of the FCC's CPNI rules remained in effect. The FCC sought further comment on what method of customer consent offered by a carrier (either an "opt-in" or "opt-out" approach) would serve the governmental interest in Section 222 and be consistent with the First Amendment. The final determination of this issue and other FCC rules regarding handling of CPNI could result in significant administrative expense to Trinsic in modifying internal customer systems to meet these requirements.

FCC Policy on Enhanced, Information Services and Internet Protocol-Enabled Services (such as Voice over Internet Protocol)

On March 10, 2004, the FCC released a Notice of Proposed Rulemaking that seeks to establish a comprehensive regulatory framework for "Internet Protocol-Enabled Service," or "IP-Enabled Services." IP-Enabled services include VoIP services. The FCC proposed that IP-Enabled Services be subject to limited regulation and that inconsistent state and local regulation would be preempted. Under the FCC's proposal, the regulation that survives would be tied to the particular functionality offered by the service provider. For example, the application of E911 services may be different for "dialtone-like" services as opposed to voice capabilities of interactive computer games.

The FCC IP-Enabled Services proceeding builds upon several decades of precedent in which the FCC has largely sought to wall-off from regulation certain "enhanced" or "information services." In 1980, the FCC created a distinction between basic telecommunications services, which it regulates as "common carrier" services, and "enhanced services," which remain unregulated. The FCC exempted enhanced service providers from federal regulations governing common carriers, including the obligation to pay access charges for the origination or termination of calls on carrier networks and the obligation to contribute to the universal service fund. The Telecommunications Act of 1996 established a similar distinction between telecommunications services and information services.

The distinction between "information services" and "common carrier services" is important in many respects. A panoply of federal (tariffs), state (certification requirements) and even local regulation (franchise or rights of way fees), apply to "common carrier services" but not necessarily all "information services." Under FCC rules, interstate common carriers must contribute a percentage of revenue to federal universal service support systems; information service providers do not make such a contribution. At the same time, common carriers are granted certain rights that information service providers do not have — for example, only common carriers have the ability to collocate equipment and purchase unbundled network elements from incumbent local telephone companies pursuant to section 251 of the 1996 Act. Interexchange common carriers (e.g., long-distance providers) generally have to pay "access charges" to local exchange companies for long-distance calls that originate or terminate on a local exchange carrier's local network. Information service providers (such as an Internet service provider) do not pay these "access charges" when their customers utilize local exchange carrier networks to utilize the information service provider's service. As discussed above, since Trinsic offers both common carrier and information services to its customers, these distinctions have an important impact upon our business.

Changing technology and changing market conditions, however, sometimes make it difficult to discern the boundary between unregulated and regulated services. In particular, the ability to place and route voice communications over information service provider networks has called into question the FCC's common carrier/information service provider distinction. In 1998, the FCC outlined in a *Report to Congress* its belief that "voice over Internet" services should be classified and regulated, if at all, on a case-by-case basis. Since that report, several companies have filed petitions seeking declarations from the FCC as to the regulatory status of VoIP services. In February 2004, the FCC ruled that Pulver.com's "Free World Dialup" service was an "information service" and not a regulated "common carrier" service because Free World Dialup did not offer its users the ability to transmit calls for a fee. On April 21, 2004, the FCC determined that certain of AT&T's long-distance services that utilize IP technology were to be regulated as a "telecommunications service" because AT&T's use of IP technology did not change the form or content of the long-distance communication and therefore meet the statutory definition of information service. The FCC was careful to state in both the Pulver.com and AT&T IP Telephony decisions that in so ruling, it was reserving its right to come to a different outcome in the IP-Enabled Services rulemaking proceeding. On November 12, 2004, in WC Docket No. 03-211, the FCC ruled that Vonage's DigitalVoice service, a Voice over IP application, was "inherently interstate"; as a result, the FCC preempted an attempt by the Minnesota regulator to impose traditional "telephone company" regulations, including certification requirements, on that service.

These FCC decisions and proposals indicate the state of regulatory flux that industry participants face, and it is impossible to forecast the final outcome of these regulatory classification decisions. We believe that many of the services we provide, including Personal Voice Assistant and features and functions are information services under the FCC's definition. Because the regulatory boundaries in this area are somewhat unclear and subject to dispute, however, the FCC could seek to characterize some of our information services as "telecommunications services" or subject them to certain types of regulation applicable to common carrier "telecommunications services." If that happens, those services would become subject to FCC regulation, and the impact of that reclassification is difficult to predict. Unlike many VoIP and information service providers, Trinsic maintains common carrier certificates in the states in which we do business; as a result, we are positioned to comply with state or federal rulings that would declare any or part of these services to be regulated "common carrier" services.

Certain of Trinsic's IP telephony services could be classified as "information services" in a way that could potentially limit our ability to access the local networks of incumbent local telephone companies. On December 20, 2001, the FCC issued a Notice of Proposed Rulemaking in CC Docket No. 01-337 in which the FCC sought comment on regulatory requirements for incumbent local exchange carrier provision of broadband telecommunications services. In this proceeding, the FCC is considering whether it should remove regulatory safeguards and common carrier obligations, including unbundling regulations, on incumbent local exchange carrier broadband networks. An FCC decision limiting unbundling or deregulating incumbent local exchange carrier broadband networks could have a significant and material adverse impact on our business. For example, incumbent local exchange carriers may be able to offer consumers deregulated broadband network packages of local exchange, information services and broadband service (such as DSL) that Trinsic would not be able to offer because Trinsic would not have unbundled access to that broadband network. In addition, because the incumbent local exchange carrier "broadband network" in most instances utilizes the same network facilities as the current incumbent local exchange dial tone network, limitations on unbundling or deregulation of that "broadband network" could inexorably make it difficult, more costly, or even impossible, for Trinsic to provide its current telecommunications and information services to consumers.

In addition, several ILECs, including BellSouth and SBC (now AT&T), have filed petitions before the FCC requesting that the FCC forbear from long-standing network access requirements for their networks to the extent those networks are capable of supporting IP services. These petitions would remove ILEC "broadband" networks from the *Computer II/III* rules that give competitors the ability to interconnect with these networks. Similarly, on February 13, 2003, the FCC proposed in CC Docket No. 02-42 that incumbent local exchange carrier provision of wireline broadband Internet access services as an "information service" and regulate the provision of such services pursuant to Title I of the Communications Act of 1934. In addition, the FCC sought comment on whether its *Computer II/Computer III* rules, which govern access to ILEC networks by third parties to provide information services. The proposed rules could, if adopted without adequate assurances for competitive access, limit the ability of new entrants to access and utilize the networks of incumbent local exchange carriers to provide advanced, broadband Internet access and could therefore harm Trinsic's ability to provide services to its customers.

Intercarrier Compensation (Interstate Access Charges and Reciprocal Compensation)

Because Trinsic, as a competitive local exchange carrier, passes and receives local and long distance calls to and from other local exchange carriers and long-distance companies, the rates for "intercarrier compensation" for these calls has a significant and substantial impact on the profitability of our business. In addition, the rates that our competitors, especially the incumbent local exchange carriers, are permitted to charge end-users, other local exchange carriers, and long-distance companies for originating, transmitting, and terminating telecommunications traffic can have a substantial impact on our ability to offer services in competition with those carriers.

On March 3, 2005, the FCC, in WC Docket No. 01-92, issued a Further Notice of Proposed Rulemaking that called for reform of the current intercarrier compensation regime. Under current rules, the rate for the exchange of traffic depends on (1) the type of traffic, (2) the types of carriers involved and (3) the end points of the communication. The FCC found that those disparities presented opportunities for "regulatory arbitrage," and the FCC presented several proposals made by industry participants and the states.

The 2005 FCC proposal reaches no tentative conclusion as to the proper intercarrier rate, an approach that differs from the FCC's prior position on this topic. In April 2001, the FCC released a Notice of Proposed Rulemaking in the same docket as the March 2005 notice (CC Docket No. 01-92), and in that document the FCC proposed that carriers transport and terminate traffic between one another on a "bill-and-keep" basis, rather than per-minute reciprocal compensation charges. Because Trinsic both makes payments to and receives payments from other carriers for exchange of local and long-distance calls, at this time we cannot predict the effect that the FCC's final determination in CC Docket No. 01-92 may have upon our business.

The current intercarrier compensation regime is subject to dispute and litigation on a number of fronts. In particular, FCC rules relating to compensation for dial-up calls to Internet service providers have been reversed by the D.C. Circuit Court of Appeals twice, with no final resolution. The FCC is under an obligation to report on its progress for these rules before the D.C. Circuit periodically. We cannot predict the effect that the FCC's resolution of these issues will have on our business.

FCC decisions relating to intercarrier compensation have a significant impact upon industry structure and economics. Since passage of the Telecommunications Act of 1996, the FCC has twice fundamentally restructured the "access charges" that incumbent local exchange carriers charge to interexchange carriers and end-user customers to connect to the incumbent local exchange carrier's network. The FCC revised access charges for the largest incumbent local exchange carriers in May 1997, reducing per-minute access charges and increasing flat-rated monthly charges paid by both long-distance carriers and end-users. Further changes in access charges were effected for the largest incumbent local exchange carriers when the FCC adopted the Coalition for Affordable Local and Long-Distance Service (CALLS) proposal in May 2000. CALLS, which reflected a negotiated settlement between AT&T and most of the Bell operating companies, reduced per-minute charges by 60 percent. It further increased flat-rated monthly charges to end-users, in particular, multi-line business users. The CALLS plan also attempted to remove implicit universal service subsidies paid for by long-distance companies in interstate access rates and place those funds into the federal universal service support system, where they would be recovered from all interstate carriers. Most of the reductions in the CALLS plan resulted from shifting access costs away from interexchange carriers onto end-user customers.

In addition, as discussed above, the rates that Trinsic and other competitive local exchange carriers may charge for interstate switched access services are regulated pursuant to the FCC's April 2001 CLEC Access Charge Order (See "Interstate Tariffs and Rates" above). Changes to the intercarrier compensation regime could affect our costs and revenues and could also impact the competitive environment for telecommunications and information services.

Potential Federal Legislation

Changes to the market-opening and enforcement provisions of the Communications Act of 1934 or the Telecommunications Act of 1996 could adversely affect our ability to provide competitive services and could harm our business. In 2004 and 2005, federal legislation that would determine that services that utilized the Internet Protocol would not be subject to state and local regulation have been introduced. These bills have had hearings before respective committees in the House and Senate. None have been submitted to either full chamber for consideration and a vote. At this early stage of legislative involvement, it is difficult to determine the long-run impact any bill could have upon our business if it were to become law.

Other Issues

There are a number of other federal regulatory issues and proceedings that could have an effect on our business in the future, including the fact that —

- The FCC has adopted rules to require telecommunications service providers to make their services accessible to individuals with disabilities, if readily achievable.

- In March, 2004, the Department of Justice filed a rulemaking petition before the FCC that asks for new rules to implement the Communications Assistance with Law Enforcement Act (CALEA). CALEA requires telecommunications providers to design and engineer their networks to permit law enforcement agencies to wiretap and obtain customer service information (e.g., call trace, call records). The Department of Justice CALEA petition proposes to extend many of those requirements to information services as well. Implementation of the proposed CALEA rules could have a significant impact upon our ability to provide both regulated common carrier and information services to our customers. Such rules could increase the cost of equipment we purchase to deploy our services and such rules could also delay the availability of equipment we need. We cannot predict any such delays or the potential cost at this time. Current FCC rules require telecommunications service providers to provide law enforcement personnel with a sufficient number of ports and technical assistance in connection with wiretaps. We cannot predict the cost to us of complying with these rules at this time.

- The FCC has adopted "Do-Not-Call-Rules" that limit the ability of telemarketers to make telephone calls to consumers that choose to be listed on the national Do-Not-Call-Registry. These rules could make future telemarketing efforts more expensive and less effective. In 1999, the FCC has adopted rules designed to make it easier for customers to understand the bills of telecommunications carriers. These Truth-in-Billing Rules, CC Docket No. 98-170, establish certain requirements regarding the formatting of bills and the information that must be included on bills. In 2000, the FCC modified its Truth-in-Billing rules to clarify that where an entity bundles a number of services, some of which might be provided by different carriers, as a single package, that offering can be listed on a bill as a "single offering." On March 30, 2004, NASUCA, an organization of state consumer advocates, filed a petition before the FCC asking for more-stringent regulation of bill format, which the FCC is considering in WC Docket No. 04-208. Changes in these FCC rules could increase our costs of doing business significantly and could make it more difficult to assess and collect regulatory and other fees that, as a common carrier, we are obligated to pay to local, state and federal entities.

- We are subject to annual regulatory fees assessed by the FCC, and must file an annual employment report to comply with the FCC's Equal Employment Opportunity policies.

- The FCC has adopted an order granting limited pricing flexibility to large incumbent local exchange carriers, and is considering granting additional pricing flexibility and price deregulation options. These actions could increase competition for some of our services.

The foregoing is not an exhaustive list of proceedings or issues that could materially affect our business. We cannot predict the outcome of these or any other proceedings before the courts, the FCC, legislative bodies, or state or local governments.

State Regulation

To the extent that we provide telecommunications services that originate and terminate within the same state, we are subject to the jurisdiction of that state's public service commission. The Telecommunications Act maintains the authority of individual state utility commissions to preside over rate and other proceedings, and to impose their own regulation on local exchange and intrastate interexchange services, so long as such regulation is not inconsistent with the requirements of federal law. For instance, states may require us to obtain a Certificate of Public Convenience and Necessity before commencing service in the state. We have obtained such authority in all states in which we operate, and, as a prelude to market entry in additional states, we have obtained such authority to provide local service in 49 states and the District of Columbia.

In addition to requiring certification, state regulatory authorities may impose tariff and filing requirements, consumer protection measures, and obligations to contribute to universal service and other funds. State commissions also have jurisdiction to approve negotiated rates, or establish rates through arbitration, for interconnection, including rates for unbundled network elements. Changes in those rates for unbundled network elements could have a substantial and material impact on our business.

We are subject to requirements in some states to obtain prior approval for, or notify the state commission of, any transfers of control, sales of assets, corporate reorganizations, issuance of stock or debt instruments and related transactions. Although we believe such authorizations could be obtained in due course, there can be no assurance that state commissions would grant us authority to complete any of these transactions.

We are also subject to state laws and regulations regarding slamming, cramming, and other consumer protection and disclosure regulations. These rules could substantially increase the cost of doing business in any one particular state. State commissions have issued or proposed several substantial fines against competitive local exchange companies for slamming or cramming. The risk of financial damage, in the form of fines, penalties and legal fees and costs, and to business reputation from slamming is significant. Even one slamming complaint before a state commission could cause extensive litigation expenses for us. In addition, state law enforcement authorities may utilize their powers under state consumer protection laws against us in the event legal requirements in that state are not met.

Trinsic's rates for intrastate switched access services, which Trinsic provides to long-distance companies to originate and terminate in-state toll calls, are subject to the jurisdiction of the state commissions in which the call originated and terminated. State commissions may, like Texas, directly regulate or prescribe this intrastate switched access rate. Such regulation by other states could materially and adversely affect Trinsic's revenues and business opportunities within that state.

The Telecommunications Act generally preempts state statutes and regulations that restrict the provision of competitive services. As a result of this preemption, we will be generally free to provide the full range of local, long distance, and data services in any state. While this action greatly increases our potential for growth, it also increases the amount of competition to which we may be subject. States, however, may still restrict Trinsic's ability to provide competitive services in some rural areas. In addition, the cost of enforcing federal preemption against certain state policies and programs may be large and may cause considerable delay. As we roll out new services on a state-by-state basis, pricing and terms and conditions adopted by the incumbent local exchange carrier in each of these states may preclude our ability to offer a competitively viable and profitable product on a going-forward basis. In order to enter new markets, we may be required to negotiate interconnection agreements or commercial agreements with incumbent local exchange carriers on an individual state basis. To continue to provide service, we also need to renegotiate interconnection agreements or commercial agreements with incumbent local exchange carriers. No assurance can be made that the individual local exchange providers will provide needed components in a manner and at a price that will support competitive operations. If the ILEC providers do not readily provide network functionality in the manner required, we have regulatory and legal alternatives, including arbitration before state public service commissions, to force provision of services in a manner required to support our service offerings. However, if we are forced to litigate in order to obtain the combinations of network elements required to support our service, we are likely to incur significant incremental costs and delays in entering such markets. In addition, as discussed above, there is considerable legal uncertainty as to how interconnection agreements are to be enforced before state commissions and where appeals of state commission interconnection agreement determinations may be heard.

State legislatures also may impact our business. For example, in 2003, the Illinois General Assembly passed a law that ordered the Illinois Commerce Commission to increase unbundled network elements rates. Trinsic and several other competitive carriers filed a lawsuit and injunction against that law, on the basis that the Telecommunications Act of 1996 ordered state commissions — not state legislatures — to establish rates for network elements. The U.S. District Court for the Northern District of Illinois and, subsequently, the United States Circuit Court of Appeals for the Seventh Circuit, agreed and ordered a permanent injunction against the Illinois statute. Nevertheless, incumbent local telephone exchange carriers actively lobby and support legislation that would curtail the roles of state public utility commissions, limit competitive access laws that may exist at the state level that may go beyond the Telecommunications Act, or otherwise limit the ability of competitive companies like Trinsic to compete against ILECs or obtain access to local networks at just, reasonable and nondiscriminatory rates. At any point in time, several such bills are pending before the state legislatures of states in which we do business, and passage of such legislation could have a significant and material effect on our ability to do business in that particular state.

Local Government Regulation

In some of the areas where we provide service, we may be subject to municipal franchise requirements requiring us to pay license or franchise fees either on a percentage of gross revenue, flat fee or other basis. We may be required to obtain street opening and construction permits from municipal authorities to install our facilities in some cities. The Telecommunications Act prohibits municipalities from discriminating among telecommunications service providers in imposing fees or franchise requirements. In some localities, the FCC has preempted fees and other requirements determined to be discriminatory or to effectively preclude entry by competitors, but such proceedings have been lengthy and the outcome of any request for FCC preemption would be uncertain.

Competition

Overview

The telecommunications industry is highly competitive. Competition in the local telephone services market arises primarily from the ILECs and alternative transport systems such as wireless, cable and the Internet. Competition in the long distance and information services markets, which have fewer entry barriers, is already intense and is expected to remain so.

We believe the principal competitive factors affecting our business will be the quality and reliability of our services, customer confidence, innovation, customer service and price. Our ability to compete effectively will depend upon our continued ability to offer innovative, high-quality, market-driven services at prices generally equal to or below those charged by our competitors and to instill confidence in prospective customers as to our long-term viability and the viability of our access to ILEC and other networks at reasonable commercial terms and rates. Many of our current and potential competitors have far greater financial, marketing, personnel and other resources than we do, as well as other competitive advantages.

Local Telephone Service

Incumbent Local Exchange Carriers. In each of our target markets, we will compete with the incumbent local exchange carrier serving that area, which may be one of the Bell operating companies. The incumbent local exchange carriers have long-standing relationships with their customers, have financial, technical and marketing resources substantially greater than ours, have the potential to subsidize services that compete with our services with revenue from a variety of other unregulated businesses, and currently benefit from certain existing regulations that favor the incumbent local exchange carriers over us in certain respects.

Regulations that allow competitive local exchange carriers, such as us, to interconnect with incumbent local exchange carrier facilities and acquire and combine the unbundled network elements of an incumbent local exchange carrier provide increased business opportunities for us. However, such interconnection opportunities have been, and will likely continue to be, accompanied by increased pricing flexibility and relaxation of regulatory oversight for the incumbent local exchange carriers.

Competitive Local Exchange Carriers. We face competition in local telephone services from numerous competitive local exchange carriers, including our own wholesale customer Sprint. Several of these companies have name recognition, standing relationships with their customers and financial, technical and marketing resources substantially greater than we have. The Telecommunications Act radically altered the market opportunity for competitive local exchange carriers. With the required unbundling of the incumbent local exchange carrier's networks, competitive local exchange carriers are now able to enter the market more rapidly by leasing switches, trunks and loop capacity until traffic volume justifies building substantial facilities. Newer competitive local exchange carriers, like us, will not have to replicate certain existing facilities and can be more opportunistic in designing and implementing networks, which could have the effect of increasing competition for local exchange services.

Cable Television Operators. Cable television operators are also entering the telecommunications market by upgrading their networks with fiber optics and installing facilities to provide fully interactive transmission of broadband voice, video and data communications. These companies have standing relationships with their customers and generally have financial, technical and marketing resources substantially greater than we have.

Wireless Telephone Companies. Wireless telephone systems are seen by many consumers as a substitute for traditional wireline local telephone service. Wireless companies have name recognition, standing relationships with their customers and financial, technical and marketing resources substantially greater than we have.

VoIP Providers. The Internet is being used by a limited number of consumers as a substitute for traditional wireline local and long distance telephone service. The number of VoIP users could expand rapidly in the near future. We recently began to offer our own VoIP services. Other entrants into this market may include ILECs, cable television operators and Internet service providers as well as new entrants.

New Entrants. We could face competition from new entrants into the local exchange market. Because the Telecommunications Act requires the unbundling of the incumbent local exchange carrier's networks, new entrants are able to enter the market by leasing trunks and loop capacity in lieu of expending funds building substantial facilities. This lower barrier to entry could have the effect of increasing competition for local exchange services. Moreover, a continuing trend toward consolidation of telecommunications companies and the formation of strategic alliances within the telecommunications industry, as well as the development of new technologies, could give rise to significant new competitors.

Long Distance Telephone Service

The long distance telecommunications industry has numerous entities competing for the same customers and a high average churn rate because customers frequently change long distance providers in response to the offering of lower rates or promotional incentives by competitors. We believe that pricing levels are a principal competitive factor in providing long distance telephone service. We hope to avoid direct price competition by bundling long distance telephone service with a wide array of value-added, enhanced communications services.

We believe that incumbent local exchange carriers that offer a package of local, long distance telephone and information services will be particularly strong competitors. Incumbent local exchange carriers, including Verizon, BellSouth, Qwest and AT&T, are currently providing both long distance and local services as well as certain enhanced telephone services that we offer. With the merger of AT&T and SBC as well as Verizon and MCI, the line between local provider and long distance provider has been significantly blurred. We believe that the Bell operating companies will attempt to offset market share losses in their local markets by attempting to capture a significant percentage of the long distance market. Wireless carriers offering bundled service packages with prepaid "anywhere" minutes will also offer an alternative to traditional wireline long distance services.

Enhanced Communications Services

We compete with a variety of enhanced service companies. Enhanced communications services markets are highly competitive, and we expect that competition will continue to intensify. Our competitors in these markets include Internet service providers, Web-based communications service providers and other telecommunications companies, including the major interexchange carriers, incumbent local exchange carriers, competitive local exchange carriers and wireless carriers.

Research and Development Activities

For the fiscal years ended December 31, 2005, 2004 and 2003, we invested approximately $2.3 million, $4.7 million and $6.0 million, respectively, in company-sponsored research and development activities.

Employees

As of March 24, 2006, we had approximately 426 employees. None of our employees are covered under collective bargaining agreements.

Access to Information

The public may read and copy any materials we file with the Securities and Exchange Commission at the SEC's Public Reference Room at 450 Fifth Street N.W., Washington, D.C. 20549. The public may obtain information on the operation of the Public Reference Room by calling the SEC at 1-800-SEC-0330. The SEC maintains an Internet site that contains reports, proxy and information statements, and other information regarding issuers that file electronically with the SEC. The address of that site is http://www.sec.gov.

Reports we file electronically with the SEC including annual reports on Forms 10-K, quarterly reports on Form 10-Q, current reports on Form 8-K and amendments to those filings are available free of charge soon after each filing at the following Web site: http://www.trinsic.com. Select "Investor Relations" at the top and then select "SEC Filings."

Item 1A. *Risk Factors*

Certain material risks to our financial condition and our business are set forth below. The list is not intended be exhaustive as a listing of all such risks would be impossible. Moreover, the order in which the risks appear does not necessarily correlate with the magnitude of any risk.

Risks Relating to Our Business and Financial Condition

Loss of Asset-Based Financing

We depend upon continued access to asset-based financing to fund our operations. We have a Receivables Financing Agreement with Thermo Credit LLC. Under that agreement, Thermo Credit will from time to time purchase portions of our customer accounts receivable at its discretion. There is the possibility that we could lose access to this financing anytime. While we believe other sources of financing are available, the loss of asset-based financing would materially and adversely affect our ability to operate.

Adequacy of Financing

We have reported recurring losses since our inception. Our ability to continue to operate is contingent upon obtaining additional financing. We do not currently have the necessary capital on hand or expected cash flow to fund any growth opportunities that we may have in the future. Our lack of adequate capital also may hamper our ability to respond to developments discussed below as risk factors, including but not limited to expanding our network infrastructure, reacting to software failures or errors and network failures. Our history of losses and the uncertainty surrounding industry will likely lead to reluctance among lenders and investors.

Availability and Favorable Pricing of Unbundled Network Components

Part of our business strategy is to focus on territories where we have access to ILEC local networks at favorable rates to provide our services. We currently have agreements with Qwest, Verizon, SBC and BellSouth that will give us access to the local networks in their territories. These agreements cover over 90% of our customer base and expire July 31, 2008, April 30, 2010, October 18, 2010 and September 10, 2006 (with automatic six month renewals), respectively. There can be no assurance that the ILECs will be willing to renew these agreements upon terms favorable to us.

Acquisition of New Customers

Unless we continually add new customers the number of our customers will decline over time through normal attrition because customers move their operations, become insolvent or switch to another carrier for price, service, quality or other reasons. For our business to be successful we must gain new customers from which to generate operating cash flow to fund our operations. We have limited resources to fund marketing and sales activities. Moreover, although we believe we offer good services at competitive prices, there can be no assurance that our service plans will be gain acceptance in the marketplace. Intense competition could further impede our attempts to gain new customers.

Competition

The telecommunications and information services markets are intensely competitive and rapidly evolving. We expect competition to increase. Many of our competitors and potential competitors have longer operating histories, greater name recognition, larger customer bases and substantially greater financial, personnel, marketing, engineering, technical and other resources than we have. We believe the principal competitive factors affecting our business operations will be price, the desirability of our service offering, quality and reliability of our services, innovation and customer service. Our ability to compete effectively will depend upon our ability to maintain high quality, market-driven services at prices generally equal to or below those charged by our competitors. Competitor actions and responses to our actions could, therefore, materially and adversely affect our business, financial condition and results of operations.

We face competition from a variety of participants in the telecommunications market. The largest competitor for local service in each market in which we compete is the incumbent local exchange carrier serving that market. Incumbent local exchange carriers have established networks, long-standing relationships with their customers, strong political and regulatory influence, and the benefit of state and federal regulations that favor incumbent local exchange carriers. In the local exchange market, the incumbent local exchange carriers continue to hold near-monopoly positions. In addition the ILECs are moving to improve their networks with fiber optic cable. These improved networks will enable the ILECs to offer high speed internet as well as television services. The ILECs are not required to give us access to those improved networks.

Other substantial competitors include wireless companies, cable companies and companies utilizing VoIP. New entrants to the local service market include cable television companies and could include satellite television providers.

The long distance telecommunications market in which we compete has numerous entities competing for the same customers and a high average churn rate as customers frequently change long distance providers in response to the offering of lower rates or promotional incentives. Prices in the long distance market have declined significantly in recent years and are expected to continue to decline. We will face competition from large interexchange carriers. Other competitors are likely to include incumbent local exchange carriers providing out-of-region (and, with the removal of regulatory barriers, in-region) long distance services, other incumbent local exchange carriers, other competitive local exchange carriers, cable television companies, electric utilities, wireless telephone system operators, microwave and satellite carriers and private networks owned by large end users.

A continuing trend toward combinations and strategic alliances in the telecommunications industry, including potential consolidation among incumbent local exchange carriers, wireless companies and competitive local exchange carriers, or transactions between telephone companies and cable companies outside of the telephone company's service area, or between interexchange carriers and competitive local exchange carriers, could give rise to significant new competitors.

Network Failure

The successful operation of our network will depend on a continuous supply of electricity at multiple points. Our system is dependent on the availability of electrical power to manage data and calls and to offer enhanced services, such as voicemail and call forwarding, and although it has been designed to operate under extreme weather conditions (including tropical storms, heavy rain, wind and snow), like all other telecommunications systems, our network could be adversely affected by such conditions. While our network is equipped with a back-up power supply and our existing network operations center is equipped with both a battery backup and an on-site emergency generator, certain of our back-up systems have failed in the past. We are currently in litigation with the landlord at our Tampa, Florida facility because, among other reasons, we believe the landlord has failed to maintain air conditioning and emergency electrical generating systems crucial to the operation of our network facilities. If a power failure causes an interruption in our service, the interruption could negatively impact our operations.

Our network also may be subject to physical damage, sabotage, tampering or other breaches of security (by computer virus, break-ins or otherwise) that could impair its functionality. In addition, our network is subject to unknown capacity limitations that may cause interruptions in service or reduced capacity for our customers. Any interruptions in service resulting from physical damage or capacity limitations could cause our systems to fail.

We do not have significant redundancy in our operations.

Our business is dependent upon the continuous operation of our facilities in Atmore, Alabama and Tampa, Florida. We do not have significant redundancies or back-up systems to replace these facilities if their functionality were to be impaired. Both of these facilities are located in areas subject to tropical storms. Our facility in Atmore Alabama suffered damage from Hurricane Ivan in 2004. The loss or significant impairment of functionality in either of these facilities would have a material, adverse effect on our business.

Ability to Resell Long Distance Services

We offer long distance telephone services as part of our service packages. We currently have agreements with two long distance carriers to provide transmission and termination services for all of our long distance traffic. Recently, several long distance carriers have encountered financial difficulties, including both carriers utilized by us. Financial difficulties encountered by any of our carriers could cause disruption of service to our customers and could diminish the value of any receivables or credits that may be due to us from such carriers. Our agreements with long distance carriers generally provide for the resale of long distance services on a per-minute basis and contain minimum volume commitments. In cases in which we have agreed to minimum volume commitments and fail to meet them, we will be obligated to pay underutilization charges.

Risk of Software Failures and Errors

The software that we use and the software that we have developed internally and are continuing to develop may contain undetected errors. Although we have extensively tested our software, errors may be discovered in the software during the course of its use. Any errors may result in partial or total failure of our network, loss or diminution in service delivery performance, additional and unexpected expenses to fund further product development or to add programming personnel to complete or correct development, and loss of revenue because of the inability of customers to use our products or services, which could adversely affect our business condition.

Protection of Proprietary Technology

We currently rely on a combination of copyright, trademark and trade secret laws and contractual confidentiality provisions to protect the proprietary information that we have developed. Our ability to protect our proprietary technology is limited, and we cannot assure you that our means of protecting our proprietary rights will be adequate or that our competitors will not independently develop similar technology. Also, we cannot be certain that the intellectual property that incumbent local exchange carriers or others claim to hold and that may be necessary for us to provide our services will be available on commercially reasonable terms. If we were found to be infringing upon the intellectual property rights of others, we might be required to enter into royalty or licensing agreements, which may be costly or not available on commercially reasonable terms. If successful, a claim of infringement against us and our inability to license the infringed or similar technology on terms acceptable to us could adversely affect our business.

Dependence on Information Systems

Our billing, customer service and management information systems are newly developed and we may face unexpected system difficulties, which would adversely affect our service levels and, consequently, our business. Sophisticated information and processing systems are vital to our ability to monitor costs, render monthly invoices for services, process customer orders and achieve operating efficiencies. We rely on internal systems and third party vendors, some of which have a limited operating history, to provide our information and processing systems. If our systems fail to perform in a timely and effective manner and at acceptable costs, or if we fail to adequately identify all of our information and processing needs or if our related processing or information systems fail, these failures could have a material adverse effect on our business.

In addition, our right to use third party systems is dependent upon license agreements. Some of these agreements are cancelable by the vendor, and the cancellation or nonrenewal of these agreements could seriously impair our ability to process orders or bill our customers. As we continue to provide local telephone service, the need for sophisticated billing and information systems will also increase significantly and we will have significant additional requirements for data interface with incumbent local exchange carriers and others. We cannot be certain that we will be able to meet these additional requirements.

Dependence on Local Exchange Carriers

We rely on incumbent local exchange carriers to supply key unbundled components of their network infrastructure to us on a timely and accurate basis, and in the quantities and quality demanded by us. We may from time to time experience delays or other problems in receiving unbundled services or facilities which we request, and there can be no assurance that we will able to obtain such unbundled elements on the scale and within the time frames required by us. Any failure to obtain these components, services or additional capacity on a timely and accurate basis could adversely affect us.

Dependence on Third Party Vendors

We currently purchase the majority of our telecommunications equipment as needed from third party vendors, including Cisco Systems, Inc., Lucent Technologies, Inc., Sonus Networks, Inc., Dialogic Communications Corporation, Hewlett-Packard Company, Compaq Computer Corporation, Sun Microsystems, Inc. and EMC Corporation. In addition, we currently license our software from third party vendors, including Oracle Corporation, INPRISE Corporation, Mercator Software, Inc., Microsoft Corporation, Nuance Communications, Inc., SpeechWorks International, Inc., Telution, Inc., AMS, Inc., Netscape Communications, Inc. and Accenture. We typically do not enter into any long-term agreements with our telecommunications equipment or software suppliers. Any reduction or interruption in supply from our equipment suppliers or failure to obtain suitable software licensing terms could have a disruptive effect on our business and could adversely affect our results of operations.

Dependence on Management and Key Personnel

We depend on a limited number of key personnel who would be difficult to replace. If we lose the services of some of our key personnel, our business could suffer. We also depend on a limited number of key management, sales, marketing and product development personnel to manage and operate our business. In particular, we believe that our success depends to a significant degree upon our ability to attract and retain highly skilled personnel, including our engineering and technical staff. If we are unable to attract and retain our key employees, the value of our common stock could suffer.

Government Regulation and Legal Uncertainties

We are subject to varying degrees of federal, state, and local regulation. We must also comply with various state and federal obligations that are subject to change, such as the duty to contribute to universal service subsidies, the impact of which we cannot assess on a going-forward basis as the rates change periodically. Our failure to comply with regulatory requirements may result in fines or other penalties being imposed on us, including loss of certification to provide services.

Decisions of the FCC and state regulatory commissions providing incumbent local exchange carriers with increased flexibility in how they price their services and with other regulatory relief, could have a material adverse effect on our business and that of other competitive local exchange carriers. Future regulatory provisions may be less favorable to competitive local exchange carriers and more favorable to incumbent local exchange carriers and other competitors. If incumbent local exchange carriers are allowed by regulators to engage in substantial volume and term discount pricing practices for their end-user customers, or charge competitive local exchange carriers higher fees for interconnection to the incumbent local exchange carriers' networks, our business, operating results and financial condition could be materially, adversely affected. Incumbent local exchange carriers may also seek to delay competitors through legal or regulatory challenges, or by recalcitrant responses to requirements that they open their markets through interconnection and unbundling of network elements. Our legal and administrative expenses may be increased because of our having to actively participate in rate cases filed by incumbent local exchange carriers, in which they seek to increase the rates they can charge for the unbundled network element platform components. Our profitability may be adversely affected if those carriers prevail in those cases. Pending court cases, in which certain provisions of the Telecommunications Act of 1996 will be conclusively interpreted, may result in an increase in our cost of obtaining unbundled network elements.

We are also subject to federal and state laws and regulations prohibiting "slamming," which occurs when specific procedures are not followed when a customer changes telecommunications services. Although we attempt to diligently comply with all such laws and regulations and have procedures in place to prevent "slamming," if violations of such laws and regulations occur, we could become subject to significant fines and penalties, legal fees and costs, and our business reputation could be harmed.

Unauthorized Transactions or Theft of Services

We may be the victim of fraud or theft of service. From time to time, callers have obtained our services without rendering payment by unlawfully using our access numbers and personal identification numbers. We attempt to manage these theft and fraud risks through our internal controls and our monitoring and blocking systems. If these efforts are not successful, the theft of our services may cause our revenue to decline significantly. To date, we have not encountered material fraud or theft of our service.

Interests of Controlling Shareholder

The 1818 Fund III, L.P. holds over 80% of our outstanding common shares. Consequently, the Fund has the ability to control every issue to come before the shareholders for vote, including election of directors and certain major corporate transactions. Circumstances may occur where the interests of the Fund may not necessarily conform to the interests of the minority shareholders.

Our liquidity situation may force us to sell assets without any certainty of improvement in our long-term financial condition.

Because our cash flow from operations may be insufficient in the long term to fund our capital requirements and our access to capital markets may be limited, may be forced to sell certain assets.

Sales of core assets may lead to loss of revenues generated by these core assets and/or an increase in operating expenses and may materially reduce our capacity to generate cash flows. This, in turn, may adversely impact our ability to satisfy financial obligations as they become due.

Our allowance for doubtful accounts may not be sufficient to cover uncollectible accounts.

On an ongoing basis, we estimate the amount of customer receivables that we will not be able to collect. This allows us to calculate the expected loss on our receivables for the period we are reporting. Our allowance for doubtful accounts may underestimate actual unpaid receivables for various reasons, including adverse changes in our churn rate exceeding our estimates and adverse changes in the economy generally exceeding our expectations. If our allowance for doubtful accounts is insufficient to cover losses on our receivables, our business, financial position or results of operations could be materially adversely affected.

Our integration of Sprint access lines could be unsuccessful or could disrupt the services we provide to other customers.

Our purchase of access lines from Sprint and the subsequent termination of our wholesale business could be unsuccessful. We will pay Sprint on a per-line basis for these lines, thereby leaving us wholly at risk for billing, technical, marketing or other problems associated with integrating these customers into our existing base. Furthermore, integration of these customers could cause management distractions that could result in lower quality of service to our existing customer base resulting in increased churn.

We have a limited amount of cash and do not have a line of credit or other borrowing facility. Any unexpected or additional cash needs may cause the company to file for bankruptcy protection.

Trinsic has limited financial resources and currently does not have access to a line of credit or other borrowing facility. Should the company require additional capital beyond its cash balance or amount that it can obtain from its facility with Thermo Credit, it may be required to file for bankruptcy protection. Additional capital requirements could be generated by further declining operating results, our customer failure to pay us, adverse regulatory changes or rulings, higher or unexpected capital requirements, an unexpected network failure or outage, or other items resulting in a cash requirement described in this section.

Risks Relating to Our Stock Price

Fluctuation in our Stock price

The market price of our common stock has not been stable and has declined significantly. In 2004 and 2005, we issued many additional freely tradable common shares and effected two reverse stock splits. Moreover, our common stock was delisted from the Nasdaq SmallCap Market effective December 14, 2005 and since then it has been traded on the Over the Counter ("OTC") Bulletin Board. These transactions and the delisting may have caused our stock price to fluctuate greatly. The market price of our common stock could be subject to fluctuations in response to factors such as the following, some of which are beyond our control:

- quarterly variations in our operating results;
- operating results that vary from the expectations of securities analysts and investors;
- changes in expectations as to our future financial performance, including financial estimates by securities analysts and investors;
- changes in our liquidity that may impact our ability to meet the financial covenants of our senior bank credit facility and repay our debts;
- announcements of technological innovations or new products and services by our competitors;
- departures of key personnel;
- changes in laws and regulations;
- significant claims or lawsuits;
- the limited number of Trinsic shares that can freely be sold in the public market;
- announcements by us or our competitors of significant contracts, acquisitions, strategic partnerships, joint ventures or capital commitments; and
- general economic and competitive conditions.

The number of shares of our common stock that is freely tradable in the public market decreased substantially after our reverse stock splits of November 30, 2004 and September 23, 2005. The lack of liquidity in our trading volume could further depress our stock price.

We consummated a one for five reverse stock split on November 30, 2004 and a one for 10 reverse stock split on September 23, 2005 which significantly decreased the number of our shares outstanding as well as the number of shares available to freely trade on the public markets . Investors may adversely view this lack of liquidity and not seek to acquire our common shares. In addition, our stock price could be significantly adversely affected should a large block of shares be placed on the market.

Our common stock was delisted from the Nasdaq SmallCap Market effective December 14, 2005 and is now quoted on the Over the Counter ("OTC") Bulletin Board.

Our common stock was delisted from the Nasdaq SmallCap Market effective December 14, 2005 and is now quoted on the OTC Bulletin Board. Since then, it has become more difficult to buy and sell our shares and securities analysts and news media have lost additional interest in us. Additionally, we may become subject to SEC rules that affect "penny stocks," which are stocks priced below $5.00 per share that are not quoted on a Nasdaq market. These rules would make it more difficult for brokers to find buyers for our shares and could lower the net sales prices that our stockholders are able to obtain.

If our common stock price remains low, we may not be willing or able to raise equity capital.

Our business is capital intensive, and we may contemplate raising equity capital in the future. A low stock price may frustrate our doing so, because we may be unwilling to sell our shares at such prices or investors may not be interested in a company whose shares are priced so low.

Item 1B. *Unresolved Staff Comments*

None.

Item 2. *Properties*

We currently lease our principal executive offices in Tampa, Florida and our principal engineering offices in Atlanta, Georgia. We own our offices in Atmore, Alabama. In connection with a loan from The 1818 Fund III, L.P. ("the Fund"), a related party which is one of a family of funds managed by Brown Brothers Harriman, we have delivered to the Fund a mortgage on our offices in Atmore, Alabama.

Our enhanced communications services and operational support systems reside in our Tampa offices. We estimate the current hardware can support over 1.5 million end user lines. With additional equipment we estimate the maximum capacity of the facility (because of space constraints) to be approximately 2.0 million lines.

Both of our business segments utilize the foregoing offices and facilities.

Item 3. *Legal Proceedings*

1. *Master File Number 21 MC 92; In re Initial Public Offering Securities Litigation., in the United States District Court for the Southern District of New York (filed June 7, 2001)*

During June and July 2001, three separate class action lawsuits were filed against us, certain of our current and former directors and officers (the "D&Os") and firms engaged in the underwriting (the "Underwriters") of our initial public offering of stock (the "IPO"). The lawsuits, along with approximately 310 other similar lawsuits filed against other issuers arising out of initial public offering allocations, have been assigned to a Judge in the United States District Court for the Southern District of New York for pretrial coordination. The lawsuits against us have been consolidated into a single action. A consolidated amended complaint was filed on April 20, 2002. A Second Corrected Amended Complaint (the "Amended Complaint"), which is the operative complaint, was filed on July 12, 2002.

The Amended Complaint is based on the allegations that our registration statement on Form S-1, filed with the Securities and Exchange Commission ("SEC") in connection with the IPO, contained untrue statements of material fact and omitted to state facts necessary to make the statements made not misleading by failing to disclose that the underwriters allegedly had received additional, excessive and undisclosed commissions from, and allegedly had entered into unlawful tie-in and other arrangements with, certain customers to whom they allocated shares in the IPO. The plaintiffs in the Amended Complaint assert claims against us and the D&Os pursuant to Section 11 of the Securities Act of 1933 and Section 10(b) of the Securities Exchange Act of 1934 and Rule 10b-5 promulgated by the SEC there under. The plaintiffs in the Amended Complaint assert claims against the D&Os pursuant to Sections 11 and 15 of the Securities Act of 1933 and Sections 10(b) and 20(a) of the Securities Exchange Act of 1934 and Rule 10b-5 promulgated by the SEC there under. The plaintiffs seek an undisclosed amount of damages, as well as pre-judgment and post-judgment interest, costs and expenses, including attorneys' fees, experts' fees and other costs and disbursements. Initial discovery has begun. We believe we are entitled to indemnification from our Underwriters.

A settlement has been reached by the plaintiffs, the issuers and insurers of the issuers. The principal terms of the proposed settlement are (i) a release of all claims against the issuers and their officers and directors, (ii) the assignment by the issuers to the plaintiffs of certain claims the issuers may have against the Underwriters and (iii) an undertaking by the insurers to ensure the plaintiffs receive not less than $1 billion in connection with claims against the Underwriters. Hence, under the terms of the proposed settlement our financial obligations will likely be covered by insurance. To be binding the settlement must be approved by the court. The court has given preliminary, but not final approval of the settlement.

2. *C.A. No. 04CH07882, Susan Schad, on behalf of herself and all others similarly situated, v. Z-Tel Communications, Inc., In the Circuit Court of Cook County, Illinois, Illinois County Department, Chancery Division, filed May 13, 2004;*

Susan Schad, on behalf of herself and all others similarly situated, filed a putative class action lawsuit against Trinsic Communications, Inc. (formerly known as Z-Tel Communications, Inc.), our wholly-owned subsidiary corporation, on May 13, 2004. The Original Complaint alleged that our subsidiary engaged in a pattern and practice of deceiving consumers into paying amounts in excess of their monthly rates by deceptively labeling certain line-item charges as government-mandated taxes or fees when in fact they were not. The Original Complaint sought to certify a class of plaintiffs consisting of all persons or entities who contracted with Trinsic for telecommunications services and were billed for particular taxes or regulatory fees. The Original Complaint asserted a claim under the Illinois Consumer Fraud and Deceptive Businesses Practices Act and sought unspecified damages, attorneys' fees and court costs. On June 22, 2004, we filed a notice of removal in the state circuit court action, removing the case to the federal district court for the Northern District of Illinois, Eastern Division, C.A. No. 4 C 4187. On July 26, 2004, Plaintiff filed a motion to remand the case to the state circuit court. On January 12, 2005, the federal court granted the motion and remanded the case to the state court. On October 17, 2005, the state court heard argument on Trinsic's motion to dismiss the lawsuit and granted that motion, in part with prejudice. The court dismissed with prejudice the claims relating to the "E911 Tax," the "Utility Users Tax," and the "Communications Service Tax." The court found that those tax charges were specifically authorized by state law or local ordinance, and thus cannot be the basis of a Consumer Fraud claim. The court also dismissed (but with leave to replead) the claims relating to the "Interstate Recovery Fee" and the "Federal Regulatory Compliance Fee." The court determined that plaintiff had failed to allege how she was actually damaged by the allegedly deceptive description of the charges. On November 15, 2005, Plaintiff filed a First Amended Class Action Complaint alleging that Trinsic mislabeled its "Interstate Recovery Fee" and "Federal Cost Recovery Fee" in supposed violation of the Illinois Consumer Fraud and Deceptive Business Practices Act. As with the Original Complaint, the First Amended Class Action Complaint seeks damages, fees, costs, and class certification. Trinsic filed a further Motion to Dismiss which is now fully briefed and will be heard by the Court on April 3, 2006. While the partial dismissal with prejudice is a positive development, and although we believe the plaintiff's allegations are without merit and intend to defend the lawsuit vigorously, we cannot predict the outcome of this litigation with any certainty.

3. *Case. No. 0410453, Wilder Corporation of Delaware, Inc. v. Trinsic Communications, Inc., In the Circuit Court of the Thirteenth Judicial Circuit in and for Hillsborough County, Florida, Civil Division, Division G, filed November 19, 2004*

On November 19, 2004, the landlord of our principal Tampa, Florida facility sued us seeking a declaration of its rights and obligations under the lease and damages for breach of contract. We assert that the landlord has failed to provide certain services in accordance with the lease, including maintenance of air conditioning and emergency electrical generating systems crucial to our operations. We have taken steps necessary to provide this maintenance and have offset the costs of these measures against the rent, which we believe we are entitled to do under the lease. Thus far we have withheld approximately $180,000. We also believe we are entitled to reimbursement from the landlord for approximately $23,000 in costs associated with improvements to the leased space.

4. Case. No. 0410441, Beneficial Management Corporation of America. v. *Trinsic Communications, Inc., In the Circuit Court of the Thirteenth Judicial Circuit in and for Hillsborough County, Florida, Civil Division, Division F, filed November 19, 2004*

On November 19, 2004, a provider of parking spaces for our Tampa facilities sued us for parking fees in excess of $334,300. Pursuant to our lease we are entitled to a number of free spaces and we are obligated to pay for additional usage of parking spaces. We believe the provider has substantially overstated our use of the spaces. We expect to resolve this dispute.

Item 4. *Submission of Matters to a Vote of Securities Holders*

None.

PART II

Item 5. *Market for our Common Equity and Related Stockholder Matters*

Market Information

Our common shares began trading on the OTC Bulletin Board under the symbol "TRIN" on December 14, 2005. Before that our shares traded on the Nasdaq SmallCap Market. The following table sets forth, for the periods indicated, the range of high and low closing sale prices for the common shares, as reported on the Nasdaq SmallCap Market and the OTC Bulletin Board. Over-the-counter market quotations reflect inter-dealer prices, without retail mark-up, mark-down or commission and may not necessarily represent actual transactions. Prices have been adjusted to give retroactive effect to a one for five reverse stock split consummated on November 30, 2004 and a one for 10 reverse stock split consummated on September 23, 2005.

	High	Low
Fiscal Year 2004:		
First Quarter	$230.00	$103.50
Second Quarter	$141.50	$ 63.50
Third Quarter	$ 67.50	$ 15.00
Fourth Quarter	$ 39.00	$ 12.00
Fiscal Year 2005:		
First Quarter	$ 18.10	$ 5.00
Second Quarter	$ 5.90	$ 2.20
Third Quarter	$ 5.70	$ 1.20
Fourth Quarter	$ 1.93	$ .52

Holders

As of March 14, 2006, there were approximately 420 registered holders of our common stock.

Dividends

We have not paid dividends on our common stock since our inception and do not intend to pay any cash dividends for the foreseeable future but instead intend to retain earnings, if any, for the future operation and expansion of our business. Any determination to pay dividends in the future will be at the discretion of our Board of Directors and will be dependent upon our results of operations, our financial condition, restrictions imposed by applicable law and other factors deemed relevant by the Board of Directors.

Securities Authorized for Issuance Under Equity Compensation Plans

Plan Category	Number of Securities to be Issued upon Exercise of Outstanding Options, Warrants and Rights (a)	Weighted-Average Exercise Price of Outstanding Options, Warrants and Rights (b)	Number of Securities Remaining Available for Future Issuance under Equity Compensation Plans (Excluding Securities Reflected in Column (a) (c)
Equity compensation plans approved by security holders(1)	72,588	$232.24	446,398(2)(3)
Equity compensation plans not approved by security holders	—	—	—
Total	72,588		446,398

(1) We have three equity participation plans approved by security holders: the 1998 Equity Participation Plan, the 2000 Equity Participation Plan and the 2004 Stock Incentive Plan. The 1998 Plan was terminated in 2000, but stock options under that plan remain outstanding.

(2) Restricted stock, dividend equivalents, deferred stock and stock appreciation rights may be awarded under our equity participation plans in addition to option grants.

(3) Unless the board of directors sets a lesser number, the aggregate number of shares of common stock subject to our 2000 Equity Participation Plan increases automatically on the first day of each fiscal year by a number of shares equal to the lesser of (i) 6,000 or (ii) 6% of the outstanding common shares on that date.

Item 6. *Selected Consolidated Financial Data*

History of Operations

We were founded in January of 1998. In our first year of operations, we focused primarily on research and development activities, recruiting personnel, purchasing operating assets, and developing our service offerings and marketing plans. In the fourth quarter of 1998 we launched our first service offering composed of an access card to make long-distance calls from any phone coupled with enhanced services, such as voice mail, "Find-me" call forwarding, and community messaging. In 1998 our revenues totaled $0.1 million.

During June of 1999 we launched our residential service offering in New York. This is our bundled telecommunications service providing integrated local, long-distance and enhanced services targeted at residential customers. Our revenues for 1999 increased to $6.6 million.

On December 15, 1999, we filed our initial public offering of 1.4 million shares. This offering resulted in net proceeds to us of approximately $109.1 million. This offering provided us with the opportunity, at the potential expense of profitability, to accelerate our investments in the building of our network, the continuation of our research and development, the acceleration of sales and marketing activities, and the development of our administrative infrastructure. We purchased Touch 1 Communications, Inc. ("Touch 1") in April 2000 in an effort to facilitate our planned growth. These investments lead to our revenues growing to $177.7 million in 2000. Nevertheless, these investments also significantly increased our operating and cash expenditures.

This growth was slowed during 2001 as we moved our focus from growth to operating profitability. We focused on lowering customer acquisition costs, improving operating efficiencies, and attracting and maintaining a higher quality customer, which initiatives resulted in a charge of $29.9 million relating to the write-off of certain accounts receivables and a $59.2 million impairment of assets relating to the sale of certain assets, primarily telemarketing centers. We also experienced a reduction in overall headcount in 2001 through a workforce reduction, attrition and the sale of the majority of the operations and assets of the telemarketing centers that we acquired in 2000. In 2001, we had revenues of $280.4 million and incurred a net loss of $146.1 million compared to a net loss of $88.0 million in 2000.

We continued our focus on operating improvement and cash management during 2002. We also decided to diversify our services and revenues streams by offering wholesale services to other telephone companies. We signed a contract with MCI WorldCom Communications, Inc. ("MCI") at the end of the first quarter of 2002. We recorded $238.4 million of revenues and net loss of $19.6 million during 2002. Our wholesale services represented 12.9% of total reported revenues for the year ended December 31, 2002.

Although the results of 2003 appear to be very similar to those reported for 2002, there were several significant changes that occurred during 2003. We signed an agreement with Sprint Communications, LP ("Sprint") in February of 2003. This agreement provided us with a wholesale customer that grew to nearly 300,000 lines in the first 10 months of our relationship. This agreement provided significant positive cash and operating results and helped mitigate the negative impact of the loss of the MCI wholesale agreement that was terminated in October of 2003. The MCI wholesale contract had a large amount of uncertainty due to MCI's bankruptcy proceedings. We also invested in a large amount of sales and marketing during the first half of 2003 to help increase our retail lines. After assessing the results of these efforts and the increased competition and pricing pressure that has continued to occur in the residential telephone market we decided to shift our growth initiatives to our business and wholesale services during the second half of 2003.

During 2004, in anticipation of changes in the telecommunications marketplace and also in anticipation of possible negative regulatory rulings regarding UNE-P, we began deploying our own facilities-based network in selected areas for Voice over Internet Protocol ("VoIP") services. Subsequent to a change of management that occurred in the third quarter of 2004, several actions were initiated to improve the overall operating cash flow of the company. The most significant was a change in company direction that reduced the focus on enhanced services technology development and increased the focus on building our customer base, revenue streams and continuing VoIP deployment plans. Related to these improvements, we also began hiring experienced sales teams that would be able to effectively sell existing and new product offerings to the small to mid-size business market in areas to be serviced by this network. By the end of 2004, we had deployed Cisco based network facilities in Tampa, Orlando and Atlanta and were aggressively working toward deployment in New York. In addition, we enacted a reduction in personnel costs in September and October 2004 (see Note 15 of notes to financial statements) to better align the company's cost structure with the company's new direction.

Despite successful deployment of network facilities and sales teams, capital limitations restricted our ability to grow our VoIP based business in 2005. To conserve capital, Trinsic discontinued VoIP operations in the Atlanta, Orlando and Miami markets in late spring and early summer of 2005 and concentrated its resources on expanding its VoIP in the New York and Tampa markets. In the residential UNE-P market, Trinsic focused its efforts on maintaining its existing customer base. Telemarketing activities were suspended in January 2005 and independent sales agents and referrals became the primary sales channels. In September 2005, Trinsic entered into an Agreement for Purchase and Sale of Customer Access Lines with Sprint Communications Company, L.P. which would increase Trinsic's residential and business UNE-P subscriber base by approximately 120,000 customers. When fully executed, the purchase would result in Trinsic becoming the retail service provider for those Sprint end users previously serviced through Trinsic's wholesale contract with Sprint.

The purchase and transfer of approximately 90% of the Sprint lines were completed in February 2006. The Company expects to complete the purchase of the remaining lines during the second quarter of 2006 when certain regulatory approvals are granted at which time Trinsic's wholesale operations will be closed. In March 2006, Trinsic initiated a workforce reduction that eliminated the VoIP sales teams in Tampa and New York to further conserve capital. Trinsic continues to actively serve existing customers in these areas but has suspended new sales at this point in time. Also in March 2006, Trinsic entered into an agreement with a Georgia based company, to sell Trinsic's UNE-P residential and business customers in the BellSouth territories. This sale and transfer is expected to take place in the second quarter of 2006. The sale of these lines will generate cash which is intended to be used to reduce outstanding liabilities and will allow Trinsic to concentrate activity in higher margin territories.

The following selected historical consolidated financial data have been derived from our consolidated financial statements and should be read in conjunction with the financial statements, related notes and other financial information contained in this document. You should also read "Management's Discussion and Analysis of Financial Condition and Results of Operations," presented later in this document. Historical results are not necessarily indicative of future results.

	Years Ended December 31,				
	2005	2004	2003	2002	2001
	(In thousands, except share and per share data)				
Revenues	$ 189,205	$ 251,477	$ 289,180	$238,397	$ 280,350
Operating expenses:					
Network operations(6)	103,099	123,723	135,531	94,422	159,617
Sales and marketing	13,471	21,094	19,421	11,319	31,243
General and administrative(2)	74,691	112,350	125,765	123,578	156,107
Asset impairment charge(1)	—	—	—	1,129	59,247
Wholesale development costs(4)	—	—	—	1,018	—
Restructuring charge(5)	451	4,801	—	1,861	—
Depreciation and amortization	11,508	19,764	23,449	23,936	23,277
Total operating expenses	203,220	281,732	304,166	257,263	429,491
Operating loss	(14,015)	(30,255)	(14,986)	(18,866)	(149,141)
Nonoperating income (loss):					
Interest and other income	8,851	2,753	1,930	3,448	6,862
Interest and other expense	(9,263)	(6,111)	(3,071)	(4,137)	(3,789)
Total nonoperating income (loss)	(412)	(3,358)	(1,141)	(689)	3,073
Net loss	(14,427)	(33,613)	(16,127)	(19,555)	(146,068)
Less mandatorily redeemable convertible preferred stock dividends and accretion	—	(15,326)	(17,480)	(15,589)	(15,059)
Less deemed dividend related to beneficial conversion feature	—	(57,584)	(186)	(186)	(9,356)
Net loss attributable to common stockholders	$ (14,427)	$ (106,523)	$ (33,793)	$ (35,330)	$ (170,483)
Weighted average common shares outstanding(7)	8,524,846	1,167,678	707,938	699,034	3,390,837
Basic and diluted net loss per share	$ (1.69)	$ (91.23)	$ (47.73)	$ (50.54)	$ (50.28)
Consolidated Balance Sheet Data					
Cash and cash equivalents(3)	$ 79	$ 1,363	$ 12,013	$ 16,037	$ 18,892
Working capital (deficit)	(30,174)	(52,898)	(31,095)	(19,380)	(11,983)
Total assets	41,320	61,336	81,670	106,711	116,737
Total debt	3,443	20,503	5,531	10,144	15,766
Mandatorily convertible redeemable preferred stock(3)(7)	—	—	144,282	127,631	112,570
Total stockholder's equity (deficit)	(8,384)	(21,082)	(131,019)	(99,284)	(67,172)
Other Financial Data					
Net cash provided by (used in) operating activities	(1,875)	(16,816)	11,956	18,399	(21,846)
Net cash used in investing activities	(3,526)	(9,483)	(10,996)	(15,600)	(15,615)
Net cash provided by (used in) financing activities	4,117	15,649	(4,984)	(5,654)	9,701
Significant items impacting results					

(1) We recorded a $1.1 and $59.2 million expense related to impaired assets in 2002 and 2001, respectively. This expense was the result of management's decision to reduce various customer growth initiatives, most notably telemarketing activity levels. In 2001, a majority of the operations and assets of telemarketing centers acquired from Touch 1 were either voluntarily closed or sold. In addition to the goodwill impairment of $54.9 million, we recorded a $4.3 million charge associated with the impairment of assets, composed of $3.0 million relating to unrealizable software and development projects, $0.9 million of a worthless telemarketing property and equipment, and $0.4 million of securities deemed to be worthless. As a result of management's decision in the second quarter of 2002 to enhance future cash flow and operating earnings, we closed the remaining call centers in North Dakota and recorded a $1.1 million asset impairment. We also incurred restructuring charges as a result of this decision during 2002 as discussed in item (5).

(2) Included in the 2001 general and administrative expense was a write-off of accounts receivable that resulted in $29.9 million of additional bad debt expense.

(3) During 2000, we issued Series D and E preferred stock for approximately $56.3 million and $50.0 million, respectively. During 2001 we issued Series G preferred stock for approximately $17.5 million.

(4) During 2002, we began to provide our services on a wholesale basis. We recorded start-up costs for developing this new service offering of approximately $1.0 million. All wholesale related costs after our initial wholesale services contract signed on March 20, 2002 are included in the operating expenses line items, rather than being segregated.

(5) During 2004, in support of efforts to improve our future cash flows and operating earnings and to consolidate operations, we recorded restructuring charges which included termination benefits in connection with reductions in force as well as the write-off of certain assets. In 2005, we initiated a reduction in force which terminated the employment of approximately 107 of our employees. We incurred a one-time charge during April of approximately $0.5 million consisting primarily of post termination wages, salaries and the associated payroll taxes, net of vacation expense already accrued for these employees.

(6) During 2002, we received a $9.0 million retroactive rate reduction for the unbundled network elements from Verizon as a result of a settlement with the New York Public Service Commission.

(7) In November 2004, we consummated an exchange of our common stock for our three outstanding series of convertible preferred stock.

Item 7. *Management's Discussion and Analysis of Financial Condition and Results of Operations.*

You should read the following discussion together with the "Selected Consolidated Financial Data," financial statements and related notes included in this document. This discussion contains forward-looking statements that involve risks and uncertainties. Our actual results may differ materially from those projected in the forward-looking statements as a result of certain factors, including, but not limited to, those discussed in "Item 1. Business," as well as "Cautionary Statements Regarding Forward-Looking Statements," and Item 1A. Risk Factors below, and other factors relating to our business and us that are not historical facts. Factors that may affect our results of operations include, but are not limited to, our limited operating history and cumulative losses, access to asset-based financing, uncertainty of customer demand, rapid expansion, potential software failures and errors, potential network and interconnection failure, dependence on local exchange carriers, dependence on third party vendors, success and profitability of our wholesale services, dependence on key personnel, uncertainty of government regulation, legal and regulatory uncertainties, and competition. We disclaim any obligation to update information contained in any forward-looking statement.

Overview

We offer local and long distance telephone services in combination with enhanced communication features accessible through the telephone or the Internet. These features include Personal Voice Assistant ("PVA"), "Find-Me", "Notify-Me", caller identification, call waiting and speed dialing. PVA allows users to store contacts in a virtual address book and then access and utilize that information by voice from any telephone. PVA users can also send voice e-mails. We are an emerging provider of advanced, integrated telecommunications services targeted to residential and business customers. We have successfully deployed

Cisco soft switches in the Tampa and New York City markets. In addition to providing our services on a retail basis, we are also providing these services on a wholesale basis. Our wholesale services provide other companies the ability to utilize our telephone exchange services, enhanced services platform, infrastructure and back-office operations to provide services to retail and business customers on a private label basis. For management purposes, we are organized into two reportable operating segments: retail services and wholesale services. The nature of our business is rapidly evolving, and we have a limited operating history.

Economic and Industry-Wide Factors

The overall telecommunication industry is experiencing an enormous amount of competition. Although telecommunications has always been relatively competitive, competitive pressures are even further intensifying, as incumbent and new providers continue to undercut each other in price while offering more and new services. In order to promote new services, providers usually provide immediate discounts and enticements to join and this generally makes prospective customers more willing to switch telecommunication providers and experiment with new service offerings. The industry is also receiving entrants from other industries, which is creating various bundling and pricing options for customers. Not only are end user prices generally decreasing, but customers are also receiving more minutes, features, options, and partnering advantages than has been typically available in the past. The industry is also experiencing increased churn as service providers in the wireline, wireless, VoIP, cable, internet, satellite, and other markets compete for and in some cases cannibalize each-other's customer bases with various marketing and partnering opportunities. The overlapping of markets is also driving the desire of companies to be the sole provider of services across many communication markets, which provides an additional incentive to customers to stay with the provider to earn discounts for receiving multiple services.

On December 15, 2004, the FCC ruled that incumbent local exchange carriers are no longer required to provide Trinsic and other competitive telephone companies access to unbundled analog switching — a key component of the Unbundled Network Element Platform combination of elements, or UNE-P, which is how we have historically and currently provide services to the vast majority of our customers. This FCC *Triennial Review Remand Order* also limited our ability to access unbundled high-capacity loops and dedicated transport in many urban and suburban locations. This order will have a material adverse effect on our business. Several parties have petitioned the FCC to reconsider certain aspects of the order and other parties have filed court appeals of the FCC decision in federal court. To offset this uncertainty and the restrictions imposed by the FCC, we have signed commercial services agreements with BellSouth, Qwest, Verizon and SBC Communications (now AT&T) that will continue to allow us to provide retail services utilizing a UNE-P type product to new customers.

Critical Accounting Policies and Estimates

Our discussion and analysis of our financial condition and results of operations are based upon our consolidated financial statements, which have been prepared in accordance with accounting principles generally accepted in the United States of America ("GAAP"). The preparation of these financial statements requires us to make estimates and judgments that affect the reported amounts of assets, liabilities, revenues and expenses, and related disclosure of contingent assets and liabilities. On an on-going basis, we evaluate our critical accounting policies and estimates, including those related to revenue recognition, disputed payables related to network operations expense, valuation of accounts receivable, property, plant and equipment, long-lived and intangible assets, restructuring reserves, tax related accruals and contingencies. We base our estimates on experience and on various other assumptions that we believe to be reasonable under the circumstances, the results of which form the basis for making judgments about the carrying values of assets and liabilities that are not readily apparent from other sources. Actual results may materially differ from these estimates under different assumptions or conditions.

We believe the following critical accounting policies affect the more significant judgments and estimates used in the preparation of our consolidated financial statements.

Revenue Recognition. Revenues are recognized when earned. Revenues related to long distance and carrier access service charges are billed monthly in arrears, and the associated revenues are recognized in the month when services are provided. Charges for our bundled services are billed monthly in advance and we recognize revenues for these services ratably over the service period. Revenues from installations and activation activities are deferred and recognized over twelve months.

We began offering wholesale services during 2002. This service offering includes fees for services provided according to certain per line, per minute and other certain activities as defined in our agreements and also the payments of providing telephone exchange, vendor and personnel expenses. We perform a review of each contract and determine the appropriate timing of revenue recognition depending on the facts and circumstances of each individual item within the contract. We use the gross method to record our revenues for wholesale services. This method involves the recording of revenues for items that we are directly reimbursed by our wholesale customer with an offsetting expense reported in the appropriate operating expense line.

Disputed Payables Related to Network Operations and General and Administrative Expense. Network operations expenses are primarily charges from the ILECs for the leasing of their lines, utilizing the UNE-P, made available to us as a result of the Telecommunication Act of 1996, and long distance and other charges from inter-exchange carriers ("IXCs"). We record certain charges such as up-front set-up fees, incorrect dispatch, and change and modification charges in the general and administrative expense line item. We typically have disputed billings with IXCs and ILECs as a matter of normal business operations. Certain of these disputed amounts are recorded as an expense at the time of dispute, but we do not pay any of our disputes until they are resolved and it is determined that we indeed owe part or all of the dispute. Our disputes are for various reasons including but not limited to incorrect billing rates, alternatively billed services, duplicate billing errors, and costs associated with line loss. This pricing is subject to both state and federal oversight and therefore, our pricing is subject to change. Any such change could have a material impact on our business.

Management recognizes as disputes any previously disputed billing that is continued to be presented as a past-due amount on invoices that we receive. This approach results in the disclosure of certain disputes that management does not believe are of a significant risk to the company, primarily due to the age and/or the dispute, but believe are appropriate to disclose the amounts as they have not been resolved and continue to be billed to us as past-due amounts.

Valuation of Accounts Receivable. Considerable judgment is required to assess the ultimate realization of receivables, including assessing the probability of collection and the current credit-worthiness of our customers. We regularly analyze our approach as we gain additional experience or new events and information are identified to determine if any change to our methodology is warranted. Our current allowance methodology is based upon an ongoing analysis of customer payment trends. Additionally, we have performed liquidation and other collection analyses to make necessary changes in reporting our accounts receivable in a reasonable and prudent fashion.

Property, Plant and Equipment. Changes in technology or changes in the intended use of property, plant and equipment may cause the estimated period of use or the value of these assets to change. We utilize straight-line depreciation for property and equipment. We perform an annual analysis to confirm the appropriateness of estimated economic useful lives for each category of current property, plant and equipment. Estimates and assumptions are used in both setting depreciable lives for various asset classes and in testing for recoverability. These estimates and assumptions require considerable judgment.

Tax Related Accruals. Our estimates of deferred and current income taxes and the significant items giving rise to the deferred assets and liabilities are shown in footnote 16 "Income Taxes" to our consolidated financial statements. These reflect our assessment of actual current and future estimated income taxes to be paid on items reflected in the financial statements, giving consideration to both timing and probability of actual realization. Currently we have placed a 100% valuation allowance on all deferred tax assets. A valuation allowance is provided against the future benefits of deferred tax assets due to our history of operating losses. We also are subject to various tax audits from various federal, state, and local jurisdictions and make estimates based on available information and after consultation with experts, where necessary. We believe that our estimates are reasonable; however, they may change materially in the future due to new developments.

Contingencies. We are subject to proceedings, lawsuits, audits and other claims related to lawsuits and other legal and regulatory proceedings that arise in the ordinary course of business. We are required to assess the likelihood of any adverse judgments or outcomes to these matters as well as potential ranges of probable losses. A determination of the amount of loss accrual required, if any, for these contingencies are made after careful analysis of each individual issue. We consult with legal counsel and other experts where necessary in connection with our assessment of any contingencies. The required accrual for any such contingency may change materially in the future due to new developments in each matter.

Results of Operations

The following discussion of results of operations is by business segment. Management evaluates the performance of each business unit based on segment results, exclusive of adjustments for unusual items that may arise. Unusual items are transactions or events that are included in our reported consolidated results, but are excluded from segment results due to their non-recurring or non-operational nature. See our segment footnote to our consolidated financial statements for a reconciliation of segmented results to the consolidated financial information.

Revenues

	For the Year Ended December 31,			Percentage of Revenues		
Total Revenues by Segment	**2005**	**2004**	**2003**	**2005**	**2004**	**2003**
		(In millions)				
Retail Segment	$148.1	$170.8	$205.1	78.3%	68.0%	70.9%
Wholesale segment	41.1	80.4	84.1	21.7%	32.0%	29.1%
Total Revenues	$189.2	$251.2	$289.2	100.0%	100.0%	100.0%

Two significant drivers impact our revenues: number of lines in service and average (monthly) revenue per unit ("ARPU"). The more significant driver impacting our changes in revenue is the number of lines in service. The table below provides a detailed break-down of our lines:

	Average Lines in Service for the Year Ended December 31,			Ending Lines in Service as of December 31,		
Type of Service	**2005**	**2004**	**2003**	**2005**	**2004**	**2003**
Bundled residential services	146,160	181,632	232,827	104,899	188,643	204,758
Bundled business services	44,711	46,958	8,017	41,105	47,299	21,593
1+ long distance services	36,093	41,079	90,584	30,090	40,393	74,419
Wholesale services	187,023	295,493	158,199	126,247	299,644	296,824
VoIP	2,647	1,436	—	2,998	1,556	—
Total lines under management	416,634	566,598	489,627	305,339	577,535	597,594

ARPU provides us with a business measure as to the average monthly revenue generation attributable to each line in service, by business segment. ARPU is calculated by taking total revenues over a period divided by the number of months in the period to calculate the average revenue per month and this total is divided by the average lines in service. We use this measure when analyzing our retail services businesses, but not when assessing our wholesale services business for reasons discussed earlier in this section under the Critical

Accounting Policies and Estimates within the Revenue Recognition section. The following table provides a detail of our ARPU:

Average Revenue per Unit in Service	For the Year Ended December 31, 2005	2004	2003
Bundled residential services	$69.57	$66.30	$68.26
Bundled business services	$38.70	$33.54	$38.46
1+ long distance services	$12.37	$15.01	$ 9.84

- ARPU increased in 2005 as compared to 2004 due to a residential price increase during the second quarter of 2005.
- ARPU decreased in 2004, primarily due to access fee revenue declines. These are charges that we bill to other carriers for carrying their traffic to our customers.

Retail Segment

Retail Segment Revenues by Type	For the Year Ended December 31,			Percentage of Revenues		
	2005	2004	2003	2005	2004	2003
		(In millions)				
Bundled residential services	$122.0	$144.5	$190.7	82.4%	84.6%	93.0%
Bundled business services	20.8	18.9	3.7	14.0%	11.1%	1.8%
1+ long-distance services	5.4	7.4	10.7	3.6%	4.3%	5.2%
Total Revenues	$148.2	$170.8	$205.1	100.0%	100.0%	100.0%

- During 2005, the decrease in retail revenue of $22.7 million as compared to 2004, was primarily the result of the decline in residential UNE-P lines.
- During 2004, the decrease in retail revenue of $34.3 million as compared to 2003, was primarily the result of the decline in residential UNE-P lines and access fee revenue declines.

During the first half of 2003, we were almost exclusively focused on growing our residential services to the exclusion of any of our other lines of business. In 2004, management made the decision to slow the growth of residential lines over the second half of the year through the fourth quarter of 2004, and to redirect sales and marketing investment to the newly formed business services line of business, as well as to the new wholesale services partnership with Sprint. In 2005, despite successful deployment of network facilities and sales teams, capital limitations restricted our ability to grow our VoIP based business. To conserve capital, we discontinued VoIP operations in the Atlanta, Orlando and Miami markets in late spring and early summer of 2005 and concentrated our resources on expanding VoIP in the New York and Tampa markets. In the residential UNE-P market, we focused our efforts on maintaining our existing customer base.

The company's expects its revenue to decline in 2006. The expected decrease is the result of the anticipated sale of access lines to BellSouth, termination of the company's wholesale operations, and normal attrition of the remaining customer base. The decrease should be partially offset by acquisition of access lines from Sprint.

Wholesale Segment

Wholesale segment revenues by type	For the Year Ended December 31,			Percentage of Revenues		
	2005	2004	2003	2005	2004	2003
		(In millions)				
Sprint	$41.1	$78.2	$59.7	100.0%	97.3%	71.0%
MCI	—	0.3	23.9	0.0%	0.4%	28.4%
Other	—	1.9	0.5	0.0%	2.4%	0.6%
Total Revenues	$41.1	$80.4	$84.1	100.0%	100.0%	100.0%

- In 2005, Sprint was our only wholesale customer. Lines in service dropped significantly during 2005, explaining the decrease in wholesale revenue from 2004 to 2005.

- In February 2004, we signed a wholesale services agreement with Working Assets Funding Services, Inc. In January 2005, Working Assets ceased to offer retail services to these customers and all remaining customers at that time became customers of Trinsic Communications, Inc.

- Our wholesale agreement with Sprint was originally signed in February of 2003, replacing our previous wholesale agreement with MCI which was terminated as of October 15, 2003.

On February 1, 2006 we acquired 96,151 UNE-P local access lines from Sprint, for which we previously provided services on a wholesale basis. We acquired the lines pursuant to a definitive agreement dated October 25, 2005. As a result of this transaction, we will no longer have a wholesale business and we will discontinue segment reporting.

Network Operations

Our network operations expense primarily consists of fixed and variable transmission expenses for the leasing of the UNE-P components from the ILECs, domestic and international charges from service level agreements with IXCs, and the USF and certain other regulatory charges. The following table shows the break-down by segment of network operations expense:

Network Operations Expense, Exclusive of Depreciation and Amortization Expense, by Segment	For the Year Ended December 31, 2005	2004	2003	Percentage of Segment Revenues 2005	2004	2003
		(In millions)				
Retail Segment	$ 81.6	$ 86.7	$ 98.1	55.1%	50.8%	47.8%
Wholesale Segment	21.5	37.0	37.0	52.3%	46.0%	44.0%
Total Network Operations Expense	$103.1	$123.7	$135.1	54.5%	49.2%	46.7%

The following table shows the break-down by type of network operations expense:

Network Operations Expense, Exclusive of Depreciation and Amortization, by Type	For the Year Ended December 31, 2005	2004	2003	Percentage of Network Operations 2005	2004	2003
		(In millions)				
Bundled residential services	$ 66.8	$ 75.2	$ 93.4	64.8%	60.8%	69.1%
Bundled business services	13.3	10.1	2.1	12.9%	8.2%	1.6%
1+ long distance services	1.5	1.4	2.6	1.5%	1.1%	1.9%
Wholesale services	21.5	37.0	37.0	20.8%	29.9%	27.4%
Total	$103.1	$123.7	$135.1	100%	100%	100%

- During 2005, network operations expense decreased for residential and wholesale services as compared to 2004, primarily due to the decrease in lines in service. Although the number of business lines decreased as well, the network operations expense increased due to increases in ILEC fees.

- During 2004, network operations expense decreased by $19.4 million as compared to 2003 for residential and 1+ long distance services; this is the result of the decrease in average lines year over year from approximately 323,000 to 223,000. Network operations expense increased for bundled business services from $2.1 million to $10.1 million in 2004 as compared to 2003 because the average lines in service increased from approximately 8,000 in 2003 to approximately 47,000 in 2004.

We also analyze the average expense per unit ("AEPU") for network operations, similar to the ARPU calculation for revenues. AEPU is calculated by taking total network operations expense over a period divided by the number of months in the period to calculate the average expense per month and this total is divided by the average lines in service. The following details AEPU for network operations expense.

Average Network Operations Expense per Unit	For the Year Ended December 31, 2005	2004	2003
Bundled residential services	$38.07	$34.50	$33.43
Bundled business services	$24.85	$17.92	$21.83
1+ long distance services	$ 3.48	$ 2.84	$ 2.39

- During 2005, AEPU increased for both residential and business services. This is primarily the result of rate increases associated with the FCC's UNE-P ruling effective March 11, 2005 and our commercial services agreements.

- During 2004, AEPU increased on the residential side and decreased on the business side. These fluctuations are the net result of four offsetting factors: (1) increased usage as a result of our residential customers choosing our unlimited product which generally results in increased domestic long-distance charges; (2) changes in per line costs as our customer base continues to become more geographically diverse resulting in some changes to the average cost experienced as a result of having more lines in higher or lower priced UNE-P states and zones; (3) our auditing and analysis of network operations and improving the synchronization of our billing systems to help reduce network costs on a per unit basis; and (4) changes in ILEC rates.

We expect network operations expense to increase in 2006 as we plan for rate increases associated with our commercial services agreements with the ILECs as well as increases in the retail segment with the acquisition of Sprint lines in early 2006.

Retail Segment

The following table provides a detail of network operations expense as a percentage of revenues by the respective revenue types. This table excludes an analysis of wholesale services because management does not look at this measure, given that network expenses related to wholesale services are intended to be zero-margin direct cost pass-through in nature.

Network Operations Expense as a Percentage of Revenues	For the Year Ended December 31, 2005	2004	2003
Bundled residential services	54.7%	52.0%	49.0%
Bundled business services	64.2%	53.4%	56.8%
1+ long distance services	28.1%	18.9%	24.3%

- During 2005, network operations expense as a percentage of revenues increased for bundled residential, business and 1+ long distance services as compared to the prior year. The changes are a direct result of rate increases associated with the FCC's UNE-P ruling effective March 11, 2005 and our commercial services agreements with Qwest, Verizon, SBC Communications and Bellsouth.

- In 2004, network operations expense related to bundled business services and 1+ long distance services as a percentage of revenues decreased primarily as a result of continued geographical dispersion of customers to less expensive pricing zones and states and our auditing and analysis of network operations. Network operations expense related to bundled residential services as a percentage of revenues increased due to increased usage related to unlimited product offerings, increased ILEC rates and changes in geographic distribution of our customer base.

Wholesale Segment

- During 2005, network operations expense from the wholesale segment decreased by $15.5 million from 2004. This is mostly attributable to the significant decrease in wholesale lines during 2005.

- During 2004, network operations expense from the wholesale segment was $37.0 million, the same as it was for 2003. As stated in the revenue paragraph, Sprint decided to become the customer of record for billing purposes from the ILECs. This caused a decrease to the network operations expense which was offset by the increase of network operations expenses associated with approximately 137,000 additional lines in service for the year ended December 31, 2004.

Sales and Marketing

The sales and marketing expense primarily consists of telemarketing, direct mail, brand awareness advertising and independent sales representative commissions and salaries and benefits paid to employees engaged in sales and marketing activities. The following table shows the break-down by segment of sales and marketing expense:

Sales & Marketing Expense by Segment	For the Year Ended December 31, 2005	2004	2003	Percentage of Segment Revenues 2005	2004	2003
		(In millions)				
Retail Segment	$13.5	$20.9	$19.3	9.1%	12.2%	9.4%
Wholesale segment	0.0	0.2	0.1	0.0%	0.2%	0.1%
Total Sales & Marketing Expense	$13.5	$21.1	$19.4	7.1%	8.4%	6.7%

- In 2005, sales and marketing expense decreased by $7.6 million as compared to 2004. This was mainly due to a decrease in sales commissions. Decreases were also experienced in direct mail, advertising and marketing expenses as we began to focus on maintaining our current customer base and not actively marketing to new customers.

- The increase in sales and marketing expense during 2004 as compared to 2003 was primarily due to the additional sales teams we added to begin selling our new VoIP products. We also increased direct mail campaigns during 2004 as compared to the prior year. These increases were largely offset by a significant decrease in advertising expense.

Retail Segment

- In 2005, sales commissions for new accounts decreased by $4.9 million as compared to 2004. Advertising expenses decreased by $0.8 million and direct mail and marketing expenses each decreased by $0.5 million as compared to 2004.

  The remaining decrease of $0.7 million was mainly due to decreases in recurring commissions, payroll and related expenses and telemarketing expenses.

- During 2004, we hired additional sales and marketing personnel which increased sales and marketing expense by $3.9 million. We also increased direct mail campaigns by approximately $1.0 million as compared to 2003. These increases were offset by a decrease in advertising expense of $3.7 million. The additional increase was due to increased commissions and marketing expense, offset by decreased strategic partnership and telemarketing expense.

Wholesale Segment

We are not actively seeking any new wholesale relationships at this time, therefore our sales and marketing expense is nominal for all periods presented.

General and Administrative. General and administrative expense primarily consists of employee salaries and benefits, outsourced services, bad debt expense, billing and collection costs, occupancy costs, legal and provisioning costs. The following table shows the break-down by segment of general and administrative expense:

General & Administrative Expense by Segment	For the Year Ended December 31, 2005	2004	2003	Percentage of Segment Revenues 2005	2004	2003
		(In millions)				
Retail Segment	$68.1	$ 89.1	$103.9	46.0%	52.2%	50.7%
Wholesale segment	6.6	23.2	22.3	16.1%	28.9%	26.5%
Total General $ Administrative	$74.7	$112.3	$126.2	39.5%	44.7%	43.6%

Over the last two years, we have improved our operating costs and overall operations, which has contributed to improved per line administrative cost factors. Decreases in lines in service, especially in the retail segment, have directly impacted our general and administrative needs, causing a significant reduction in many of the expense line items listed below.

The decrease of $37.6 million in general and administrative expenses in 2005 as compared to 2004 is best explained by decreases in the following line items:

- Payroll and related expenses — $14.4 million
- Billing and collection fees — $6.3 million
- Set-up fees from the ILECs to establish service for new customers — $5.6 million
- Consulting and contract development fees — $4.9 million
- Insurance expenses — $3.5 million
- Legal fees — $2.6 million
- Provisioning usage charges — $1.9 million
- Incorrect dispatch fees — $1.5 million
- Other items including tax and license expense, rent expense and travel expense — $10.9. million

These decreases were partially offset by increases in:

- Bad debt expense — $7.8 million
- Software development expense (less was capitalized in 2005) — $1.7 million
- ILEC performance credits for failure to meet certain service levels — $1.1 million
- Other miscellaneous items — $3.4 million

During 2004, general and administrative expenses decreased by $13.4 million as compared to 2003. This is best explained by decreases in the following line items:

- Payroll and related expenses — $8.5 million
- Bad debt expense — $7.1 million
- Set-up fees from the ILECs to establish service for new customers — $4.0 million
- Contract development costs — $3.3 million

These decreases were partially offset by increases in the following:

- ILEC performance credits for failure to meet certain service levels — $3.2 million
- Sales and use tax expense — $3.1 million
- Provisioning usage charges — $1.3 million

- Other items including professional and consulting fees, legal fees, collections fees and incorrect dispatch expense — $1.9 million

We anticipate general and administrative expenditures will decrease in total into the future as management continues to rationalize its operating cost structure. We will continue to evaluate our operations for efficiencies and our employee staffing requirements as they relate to increased efficiencies or needs to expand or outsource services. We expect to see continued improvements to the reductions of general and administrative expense as a percentage of total reported revenue in 2006 relative to 2005.

Retail Segment

- The overall decrease in general and administrative expense for the year ended December 31, 2005 was primarily the result of decreases in payroll related expenses, billing and collection fees, set-up fees from the ILECs to establish service for new customers and consulting and contract development fees. These decreases were slightly offset by increases in bad debt expense, software development expense and ILEC credits.
- General and administrative expense decreased $14.4 million for the year ended December 31, 2004 as compared to the prior year. The largest decreases occurred in payroll and related expenses and bad debt expense. Additional decreases occurred in contract development and billing expense. These decreases were slightly offset by increases in ILEC credits and tax expenses.

Wholesale Segment

The significant components of this expense are very similar to the administrative expenses incurred on the retail side of our business; however, we only isolate as wholesale expense those expenses that are directly associated with our wholesale services activity. Therefore, we have not allocated any indirect or corporate (i.e. traditional overhead) expenses, such as employee benefits, occupancy expenses, insurance expenses or other similar expenses to the wholesale services business segment. These expenses are all currently included in the retail services segment.

- In 2005, general and administrative expense decreased by $16.6 million as a result of the decrease in wholesale lines in service. The expenses primarily responsible for the decrease are billing and collection expenses, payroll related expenses and ILEC set-up fees to establish service for new customers.
- The increase in general and administrative expense during 2004 is a direct result of increased wholesale lines in service from growth attributable to our agreement with Sprint. Specifically, these expenses include increased payroll expense, the outsourcing of certain functions to limit our cost exposure and increased non-recurring provisioning expenses to establish service for our wholesale customers.

Depreciation and Amortization

- Depreciation and amortization expense decreased $8.3 million during the year ended December 31, 2005, as compared to the prior years. The decrease was the result of decreased capital spending.
- In 2004, depreciation and amortization expense decreased $3.6 million as compared to 2003 due to decreased capital spending and increased asset disposals.

Interest and Other Income

Interest and other income consists of interest charged to our bundled residential and business customers for not paying their bills on time and income from interest earned on our cash balances.

- Interest and other income increased $6.1 million during 2005 as compared to 2004. This is attributable to $6 million of lawsuit proceeds from our settelement with SBC Communications, Inc. and several of its subsidiaries, as described in the Notes to Consolidated Financial Statements in our Annual Report on Form 10-K for the year ended December 31, 2004.

- Interest and other income increased $0.8 million in 2004 as compared to the prior year. The increase was primarily the result of interest charged to our customers related to delinquencies.

Interest and Other Expense

Interest and other expense includes late fees for vendor payments, discount fees related to our accounts receivable financing facility with Thermo, interest related to our asset based loan with Textron and our standby credit facility, capital leases and our other debt obligations.

- Interest and other expense increased $3.2 million in 2005 as compared to 2004. This was primarily attributable to the discount fees we paid to Thermo as well as an increased balance in our standby credit facility during the first half of 2005.

- The increase in interest and other expense during 2004 as compared to 2003 was primarily attributable to the interest we incurred on our asset based loan with Textron and our standby credit facility, as well as an increase in late fees for vendor payments.

Income Tax Benefit

- No provision for federal or state income taxes has been recorded due to the full valuation allowance recorded against the net deferred tax asset for the years ended December 31, 2005, 2004 and 2003.

Net Loss Attributable to Common Stockholders

- Our net loss attributable to common stockholders improved $92.1 million for the year ended December 31, 2005 as compared to the prior year. Components of this decrease were discussed above; however, $72.9 million of the decrease was attributable to the preferred stock dividends and accretion and the beneficial conversion feature recorded during 2004.

- Net loss attributable to common stockholders increased by $72.7 million during 2004 as compared to 2003. In addition to the increase in our operating loss discussed above, $57.6 million was attributable to the preferred stock conversion. This amount represents 80% of the fair value of the incremental consideration given to the preferred share holders in order to effect the conversion.

Restructuring Charge

- On April 6, 2005, we initiated a reduction in force which terminated the employment of 107 of our employees. The restructuring costs were considered a "One-Time Termination Benefit" and as such were recorded as a liability at the communication date of April 6, 2005 in accordance with SFAS No. 146 "Accounting for Costs Associated with Exit or Disposal Activities." We incurred a one-time charge of approximately $0.5 million consisting primarily of post termination wages, salaries and the associated payroll taxes, net of vacation expense already accrued for these employees. Substantially all of these post termination wages were paid within 30 days following the reduction in force.

- In June 2004, we approved and implemented a restructuring to improve our future cash flows and operating earnings. The restructuring included a reduction in work force. The restructuring charge included termination benefits in connection with the reduction in force of 102 employees and was recorded in accordance with SFAS 146 at the communication date of June 8, 2004. The total charge taken in the second quarter of 2004 was $0.8 million, the majority of which was paid in full by the end of August 2004.

- In September 2004, we approved and implemented a restructuring based on the change in management that occurred on August 25, 2004 and the subsequent change in business focus. The restructuring included a reduction in force of 152 employees and a write-off of certain assets recorded in accordance with SFAS No. 146 . The restructuring costs were considered a "One-Time Termination Benefit" and recognized at the communication date of September 1, 2004. The total charge taken in the third quarter of 2004 was approximately $3.2 million.

- In October 2004, we approved and implemented an additional restructuring related to 44 employees in conjunction with the consolidation of certain operations in our Atlanta and Tampa offices into our Atmore, Alabama offices. We recorded and recognized the costs in accordance with SFAS 146 at the communication date of October 21, 2004. The total charge taken in the fourth quarter of 2004 was approximately $0.8 million.

Liquidity and Capital Resources

The accompanying consolidated financial statements were prepared on a going concern basis, which contemplates the realization of assets and the satisfaction of liabilities in the normal course of business. The realization of assets and the satisfaction of liabilities in the normal course of business is dependent on, among other things, the company's ability to operate profitably, to generate cash flow from operations and to obtain funding adequate to fund its business.

Our operations are subject to certain risks and uncertainties, particularly related to the evolution of the regulatory environment, which impacts our access to and cost of the network elements that we utilize to provide services to our customers.

We have incurred significant losses since our inception as a result of developing our business, performing ongoing research and development, building and maintaining our network infrastructure and technology, the sale and promotion of our services, and ongoing administrative expenditures. As of December 31, 2005, we had an accumulated deficit of approximately $424.3 million and $0.1 million in cash and cash equivalents. We have funded our expenditures primarily through operating revenues, private securities offerings, our asset based loan, our standby credit facility, a sale-leaseback credit facility, an accounts receivable factoring facility and an initial public offering.

For the year ended December 31, 2005, net cash used in operating activities was $1.9 million as compared to net cash used in operating activities of $16.8 million in the prior year.

In April 2004, the company secured an asset based loan facility with Textron Financial Corporation ("Textron"), which provided up to $25 million to fund operations. Effective January 27, 2005, we entered into a Modification and Termination Agreement with Textron. Among other things the Modification and Termination Agreement provided that Textron would forbear from exercising default rights and remedies until May 31, 2005, would waive the early termination fee and modify the annual facility fee. We agreed to pay a modification fee of $0.2 million.

On April 4, 2005, we entered into an accounts receivable financing agreement with Thermo Credit, LLC ("Thermo"). The agreement provides for the sale of up to $22 million of our accounts receivable on a continuous basis to Thermo, subject to selection criteria as defined in the contract. On May 6, 2005, we used proceeds from this accounts receivable financing facility to pay off our loan balance with Textron.

During October 2005, we signed an amendment to our accounts receivable financing agreement with Thermo. The amendment increases the amount of accounts receivable that we can sell to Thermo from $22 million to $26 million, subject to selection criteria as defined in the original contract. The discount rate also increases from 2.5% to 2.75%. On February 1, 2006, we amended our accounts receivable financing facility once more by increasing the facility to $33 million. The amendment also gives us the option to further increase the facility up to $38 million during the next six months.

On August 24, 2004, we entered into a $15 million Standby Credit Facility Agreement with The 1818 Fund III, L.P. ("the Fund"), a related party, which is one of a family of funds managed by Brown Brothers Harriman. Loans under the credit facility were represented by a Senior Unsecured Promissory Note bearing interest at 9.95% annually. On July 15, 2005, we entered into an Exchange and Purchase Agreement with the Fund. In the Exchange and Purchase Agreement, we agreed to issue to the Fund 24,084.769 shares of Series H Convertible Preferred Stock in exchange for all (approximately $21.6 million) outstanding indebtedness (including principal, interest and premium) owing to the Fund under the promissory note and $2.5 million in cash. We consummated the exchange and purchase immediately after executing the agreement. We sold the Series H Convertible Preferred Stock in private placement pursuant to the exemption from registration afforded by Section 4(2) of the Securities Act of 1933. All of the Series H Convertible Preferred Stock was converted into 12,042,384 shares of common stock on September 30, 2005.

Our common stock was delisted from the Nasdaq SmallCap Market effective at the opening of business on Monday, November 21, 2005 due to noncompliance with Nasdaq Marketplace Rule 4310(c)(2), which requires stockholders' equity of at least $2,500,000. Our shares began trading on the OTC Bulletin Board on Wednesday, December 14, 2005. The OTC Bulletin Board is a regulated quotation service that displays real-time quotes, last-sale prices, and volume information in over-the-counter equity securities. Trinsic's ticker symbol is "TRIN." However, investors using online trading systems may be required to change the ticker symbol from TRIN to TRIN.OB.

On September 23, 2005, our shareholders approved a one-for-ten reverse stock split of our common stock that was effected on September 26, 2005. Fractional shares were not issued in connection with the reverse stock split. All share and per share amounts have been restated herein to reflect the one-for-ten reverse stock split.

Effective September 30, 2005, our chief operating officer, Frank Grillo resigned to pursue other opportunities. No replacement chief operating officer has been appointed. Instead our chief executive officer, Horace J. "Trey" Davis, III, assumed Mr. Grillo's duties. Effective December 19, 2005, J. Michael Morgan has resigned as our Chief Financial Officer and Edward D. Moise, Jr. was appointed to that position.

In December 2005, we reached a settlement with the State of New York to resolve certain corporate and sales tax disputes for the tax years 1999 through 2001. The settlement is approximately $2.8 million which will be paid in a down payment of $0.8 million with the remainder to be paid in 24 equal monthly installments. We believe we adequately accrued for this liability in previous periods.

On December 15, 2005, we borrowed $1.0 million from the Fund in order to take advantage of the tax settlement with the State of New York. In connection with the loan, we delivered to the Fund a promissory note bearing interest at 12% annually and due on demand. On January 12, 2006, we borrowed $1.0 million from the Fund. In connection with the loan, and the previous $1.0 million loan received December 15, 2005, we delivered to the Fund a promissory note bearing interest at 12% annually and due on demand and a mortgage on certain real property we own in Atmore, Alabama where we have an operations center. Under the promissory note we may be required to grant additional security to the Fund.

Our net cash used in investing activities improved by $6.0 million to $3.5 million for the year ended December 31, 2005, compared to $9.5 million the prior year. The improvement was attributable to the purchasing of less property and equipment during 2005 as compared to 2004.

For the year ended December 31, 2005, net cash provided by financing activities was $4.1 million as compared to $15.6 million for the prior year. This decrease is primarily the result of paying off our asset based loan facility with proceeds from our accounts receivable financing agreement.

The company's inability to operate profitably and to consistently generate cash flows from operations, its reliance therefore on external funding either from loans or equity raise substantial doubt about the company's ability to continue as a going concern.

Since 2005, the Company has undertaken several initiatives. On January 12, 2006, we borrowed $1.0 million from the Fund. In connection with the loan, and the previous $1.0 million loan received December 15, 2005, we delivered to the Fund a promissory note bearing interest at 12% annually and due on demand and a mortgage on certain real property we own in Atmore, Alabama where we have an operations center. Under the promissory note we may be required to grant additional security to the Fund.

On February 1, 2006, we amended our accounts receivable financing facility with Thermo by increasing the facility to $33 million. The amendment also gives us the option to further increase the facility up to $38 million during the next six months.

On February 1, 2006 we acquired 96,151 UNE-P local access lines, for which we previously provided services on a wholesale basis, from Sprint . We acquired the lines pursuant to a definitive agreement dated

October 25, 2005. Under the agreement we purchased the lines for $9.6 million, of which we paid $2.4 million at closing. The remainder will be paid in 15 equal monthly payments of $0.5 million.

On February 13, 2006, we entered into a definitive agreement to sell approximately 43,000 local access lines to Access Integrated Networks, Inc., a privately-held telephone company headquartered in Macon, Georgia. The lines represent substantially all of our residential and small business lines within BellSouth territories, including Alabama, Florida, Georgia, Kentucky, Louisiana, Mississippi, North Carolina, South Carolina and Tennessee. Lines serving multi-unit enterprises were excluded from the sale. We expect to close the sale within several months pending regulatory approvals. The total purchase price will depend upon the number of lines in service at the time of closing. In addition, Access Integrated Networks agreed to utilize our voicemail platform for at least one year after the sale.

On March 3, 2006 we initiated a reduction in force which terminated the employment of approximately 118 employees. We expect to incur a one time charge during the first quarter of 2006 of approximately $0.3 million consisting primarily of post termination wages and salaries we intend to pay to those employees and the associated payroll taxes. Substantially all of those post termination wages will be paid within 60 days following the reduction in force. In association with the reduction in force we have ceased actively marketing our IP telephony services. Services to our current IP telephony customers will be unaffected.

Cash Management

In September of 2003 and April of 2004, we decided to postpone a company-wide salary increase. Merit increases were given in 2005, but certain employees were granted restricted stock in lieu of payroll increases.

Accounts Receivable Financing

On April 4, 2005, we entered into an accounts receivable financing agreement with Thermo. The agreement provides for the sale of up to $22 million of our accounts receivable on a continuous basis to Thermo, subject to selection criteria as defined in the contract. On May 6, 2005, we used proceeds from this accounts receivable financing facility to pay off our loan balance with Textron.

During October 2005, we signed an amendment to our accounts receivable financing agreement with Thermo. The amendment increases the amount of accounts receivable that we can sell to Thermo from $22 million to $26 million, subject to selection criteria as defined in the original contract. The discount rate also increases from 2.5% to 2.75%. On February 1, 2006, we amended our accounts receivable financing facility once more by increasing the facility to $33 million. The amendment also gives us the option to further increase the facility up to $38 million during the next six months.

ILEC, IXC and Related Disputed Charges

Since our existence we have disputed and continue to dispute significant charges from the various ILECs, IXCs, and certain other carriers providing us services. We have a policy of treating all charges that we believe are without merit, but are still being presented on a bill to us as disputes, regardless of the age of the dispute. Our outstanding disputes at December 31, 2005 are summarized in the following table:

	Outstanding Disputes at December 31, 2005 (In millions)
Alternatively billed services	$ 6.0
Late fees for non-payment of disputed charges	6.8
Billing errors	4.6
All others	2.0
	$19.4

Alternatively billed services are primarily charges for certain 1-800, collect and information service calls. These disputes are largely historic in nature. We settled certain of these disputes in Texas with Southwestern

Bell Telephone Company. We remit all monies collected associated with these services but do not pay the charges unless we collect from our customers. We believe that our liability related to these charges should be capped at the amount remitted by our end users; however, some of our settlements have included payments in excess of payments from our customers.

The late fees are accumulating from all of our disputes as we do not pay for disputed items and therefore incur and accumulate late fees for these disputed billings.

We believe that we have adequately accrued for our disputes and we believe our maximum exposure for these charges is $19.4 million. However, we do not believe that all of these charges are valid and intend to continue our dispute and non-payment of these charges.

Contractual Obligations

The following table discloses aggregate information about our contractual obligations and the periods in which payments are due (in thousands):

Contractual Obligations	Total	Less than 1 Year-	1-3 Years	4-5 Years	After 5 Years
Long-term debt	$ 2,410	$ 1,385	$ 1,025	—	$—
Operating leases	9,026	2,549	6,360	117	—
Capital leases	33	33	—	—	—
Unconditional purchase obligations	15,406	8,948	6,459	—	—
Total Contractual cash obligations	$26,875	$12,914	$13,843	117	$—

Our accounts receivable financing agreement with Thermo as discussed on page 41 provides for the sale of accounts receivable on a continuous basis to Thermo, which is reflected as a reduction of accounts receivable on our balance sheet. We have no other significant off-balance sheet items.

Related Party Transactions

In December of 2005, we wrote off the remaining note receivable in the amount of $0.9 million from a former employee. The loan was originally recorded as a contra to our equity as the loan was for the purchase of stock.

On September 29, 2004, we signed an agreement with SipStorm, Inc., a company owned by two of our shareholders and former officers of our company to transfer selected computer hardware, software and intellectual property rights to SipStorm. Relative to the purchase, SipStorm assumed responsibility for certain accounts payable, future maintenance payments and provided a promissory note in the amount of $2.8 million. The promissory note was settled for $0.3 million during the second quarter of 2005. The note was collateralized by shares of our common stock owned by the directors of SipStorm and $0.3 million reflected the estimated realizable value of that portion of our common stock at the time of the settlement. In anticipation of the settlement, $2.5 million in bad debt expense was recorded during the first quarter of 2005.

In August 2003, we accelerated the vesting of 122,223 stock options granted to an executive as part of his severance agreement. This acceleration resulted in the employee being fully vested in stock options with a strike price of $1.30 per share and was in-the-money trading at $2.02 per share as the time of acceleration. As a result of this transaction we recorded approximately $0.1 million in general and administrative expense.

In February 2003 we received a payment of $0.5 million from an executive officer and board member in fulfillment of an outstanding note receivable.

New Accounting Pronouncements

In May 2005, the Financial Accounting Standards Board ("FASB") issued SFAS No. 154, "Accounting Changes and Error Corrections," which is effective beginning on January 1, 2006. SFAS No. 154 requires that all voluntary changes in accounting principles are retrospectively applied to prior financial statements as if that principle had always been used, unless it is impracticable to do so. When it is impracticable to calculate the effects on all prior periods, SFAS No. 154 requires that the new principle be applied to the earliest period practicable. The adoption of SFAS No. 154 is not anticipated to have a material effect on our financial position or results of operations.

In March 2005, the FASB issued Interpretation Number 47, "Accounting for Conditional Asset Retirement Obligations, an interpretation of FASB Statement No. 143" ("FIN 47"). FIN 47 clarifies the term "conditional asset retirement obligation" as used in Statement of Financial Accounting Standards ("SFAS") No. 143, "Accounting for Asset Retirement Obligations," and also clarifies when an entity would have sufficient information to reasonably estimate the fair value of an asset retirement. FIN 47 is effective no later than the end of fiscal years ending after December 15, 2005. The implementation of FIN 47 did not have a material impact on our financial position, results of operations or cash flows.

In December 2004, the FASB issued SFAS No. 123 (revised 2004), "Share-Based Payments" ("SFAS No. 123R"). SFAS No. 123R requires the recognition of the cost of employee services received in exchange for an award of equity instruments in the financial statements and measurement based on the grant-date fair value of the award. It requires the cost to be recognized over the period during which an employee is required to provide service in exchange for the award. Additionally, compensation expense will be recognized over the remaining employee service period for the outstanding portion of any awards for which compensation expense had not been previously recognized or disclosed under SFAS No. 123, "Accounting for Stock-Based Compensation" ("SFAS No. 123"). SFAS No. 123R replaces SFAS No. 123 and supersedes Accounting Principles Board Opinion No. 25, "Accounting for Stock Issued to Employees" ("APB No. 25"), and its related interpretations.

SFAS No. 123R was originally required to be adopted beginning no later than the third quarter of 2005. However, in April 2005, the Securities and Exchange Commission announced the adoption of a new staff accounting bulletin that amends the compliance dates for SFAS No. 123R. Accordingly, we are required to adopt SFAS No. 123R no later than January 1, 2006. We do not anticipate the adoption of SFAS No. 123R to have a material affect on our financial position or results of operations.

Cautionary Statement Regarding Forward-Looking Statements

This report contains forward-looking statements relating to events anticipated to happen in the future. These forward-looking statements are based on the beliefs of our management, as well as assumptions made by and information currently available to our management. Forward-looking statements also may be included in other written and oral statements made or released by us. You can identify forward-looking statements by the fact that they do not relate strictly to historical or current facts. The words "believe," "anticipate," "intend," "expect," "estimate," "project" and similar expressions are intended to identify forward-looking statements. Forward-looking statements describe our expectations today of what we believe is most likely to occur or may be reasonably achievable in the future, but they do not predict or assure any future occurrence and may turn out to be wrong. Forward-looking statements are subject to both known and unknown risks and uncertainties and can be affected by inaccurate assumptions we might make. Consequently, no forward-looking statement can be guaranteed. Actual future results may vary materially. We do not undertake any obligation to publicly update any forward-looking statements to reflect new information or future events or occurrences. These statements reflect our current views with respect to future events and are subject to risks and uncertainties, including, among other things:

- our ability to finance network developments and operations;
- our ability to market our services successfully to new subscribers;
- our ability to retain a high percentage of our customers;
- our reliance on ILEC local networks;
- the outcome of legal and regulatory proceedings;
- competition, including the introduction of new products or services by our competitors;

Report of Independent Registered Public Accounting Firm

Board of Directors and Stockholders of Trinsic, Inc.

We have audited the accompanying consolidated balance sheet of Trinsic, Inc. and subsidiaries (the Company) as of December 31, 2005, and the related consolidated statements of operations, changes in stockholders' deficit, and cash flows for the year then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the consolidated financial position of Trinsic, Inc. and subsidiaries as of December 31, 2005, and the consolidated results of their operations and their cash flows for the year then ended, in conformity with accounting principles generally accepted in the United States of America.

The accompanying financial statements have been prepared assuming that the Company will continue as a going concern. As discussed in Note 1 to the financial statements, the Company has suffered recurring losses from operations and has a net capital deficiency that raise substantial doubt about its ability to continue as a going concern. Management's plans in regard to these matters are also described in Note 1. The financial statements do not include any adjustments that might result from the outcome of this uncertainty.

/s/ CARR, RIGGS & INGRAM, LLC

Montgomery, Alabama
March 31, 2006

principle had always been used, unless it is impracticable to do so. When it is impracticable to calculate the effects on all prior periods, SFAS No. 154 requires that the new principle be applied to the earliest period practicable. The adoption of SFAS No. 154 is not anticipated to have a material effect on our financial position or results of operations.

In March 2005, the FASB issued Interpretation Number 47, "Accounting for Conditional Asset Retirement Obligations, an interpretation of FASB Statement No. 143" ("FIN 47"). FIN 47 clarifies the term "conditional asset retirement obligation" as used in Statement of Financial Accounting Standards ("SFAS") No. 143, "Accounting for Asset Retirement Obligations," and also clarifies when an entity would have sufficient information to reasonably estimate the fair value of an asset retirement. FIN 47 is effective no later than the end of fiscal years ending after December 15, 2005. The implementation of FIN 47 did not have a material impact on our financial position, results of operations or cash flows.

In December 2004, the FASB issued SFAS No. 123 (revised 2004), "Share-Based Payments" ("SFAS No. 123R"). SFAS No. 123R requires the recognition of the cost of employee services received in exchange for an award of equity instruments in the financial statements and measurement based on the grant-date fair value of the award. It requires the cost to be recognized over the period during which an employee is required to provide service in exchange for the award. Additionally, compensation expense will be recognized over the remaining employee service period for the outstanding portion of any awards for which compensation expense had not been previously recognized or disclosed under SFAS No. 123, "Accounting for Stock-Based Compensation" ("SFAS No. 123"). SFAS No. 123R replaces SFAS No. 123 and supersedes Accounting Principles Board Opinion No. 25, "Accounting for Stock Issued to Employees" ("APB No. 25"), and its related interpretations.

SFAS No. 123R was originally required to be adopted beginning no later than the third quarter of 2005. However, in April 2005, the Securities and Exchange Commission announced the adoption of a new staff accounting bulletin that amends the compliance dates for SFAS No. 123R. Accordingly, we are required to adopt SFAS No. 123R no later than January 1, 2006. We do not anticipate the adoption of SFAS No. 123R to have a material affect on our financial position or results of operations.

Cautionary Statement Regarding Forward-Looking Statements

This report contains forward-looking statements relating to events anticipated to happen in the future. These forward-looking statements are based on the beliefs of our management, as well as assumptions made by and information currently available to our management. Forward-looking statements also may be included in other written and oral statements made or released by us. You can identify forward-looking statements by the fact that they do not relate strictly to historical or current facts. The words "believe," "anticipate," "intend," "expect," "estimate," "project" and similar expressions are intended to identify forward-looking statements. Forward-looking statements describe our expectations today of what we believe is most likely to occur or may be reasonably achievable in the future, but they do not predict or assure any future occurrence and may turn out to be wrong. Forward-looking statements are subject to both known and unknown risks and uncertainties and can be affected by inaccurate assumptions we might make. Consequently, no forward-looking statement can be guaranteed. Actual future results may vary materially. We do not undertake any obligation to publicly update any forward-looking statements to reflect new information or future events or occurrences. These statements reflect our current views with respect to future events and are subject to risks and uncertainties, including, among other things:

- our ability to finance network developments and operations;
- our ability to market our services successfully to new subscribers;
- our ability to retain a high percentage of our customers;
- our reliance on ILEC local networks;
- the outcome of legal and regulatory proceedings;
- competition, including the introduction of new products or services by our competitors;

- additions or departures of key personnel;
- existing and future laws or regulations affecting our business and our ability to comply with these laws or regulations;
- our reliance on the Regional Bell operating company's systems and provisioning processes;
- technological innovations;
- general economic and business conditions, both nationally and in the regions in which we operate; and
- other factors described in this document, including those described in more detail below.

We caution you not to place undue reliance on these forward-looking statements, which speak only as of the date of this document.

Item 7A. ***Quantitative and Qualitative Disclosures About Market Risk***

We do not enter into financial instruments for trading or speculative purposes and do not currently utilize derivative financial instruments. Our operations are conducted primarily in the United States and as such are not subject to material foreign currency exchange rate risk.

The fair value of our investment portfolio or related income would not be significantly impacted by either a 100 basis point increase or decrease in interest rates due mainly to the short-term nature of the major portion of our investment portfolio.

We have no material future earnings or cash flow exposures from changes in interest rates on our long-term debt obligations, as substantially all of our long-term debt obligations are fixed rate obligations.

Item 8. ***Financial Statements and Supplementary Data***

Report of Independent Registered Public Accounting Firm

Board of Directors and Stockholders of Trinsic, Inc.

We have audited the accompanying consolidated balance sheet of Trinsic, Inc. and subsidiaries (the Company) as of December 31, 2005, and the related consolidated statements of operations, changes in stockholders' deficit, and cash flows for the year then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the consolidated financial position of Trinsic, Inc. and subsidiaries as of December 31, 2005, and the consolidated results of their operations and their cash flows for the year then ended, in conformity with accounting principles generally accepted in the United States of America.

The accompanying financial statements have been prepared assuming that the Company will continue as a going concern. As discussed in Note 1 to the financial statements, the Company has suffered recurring losses from operations and has a net capital deficiency that raise substantial doubt about its ability to continue as a going concern. Management's plans in regard to these matters are also described in Note 1. The financial statements do not include any adjustments that might result from the outcome of this uncertainty.

/s/ CARR, RIGGS & INGRAM, LLC

Montgomery, Alabama
March 31, 2006

Report of Independent Registered Certified Public Accounting Firm

To the Board of Directors and Shareholders of Trinsic, Inc. and Subsidiaries

In our opinion, the accompanying consolidated balance sheet and the related consolidated statements of operations, of changes in stockholders' deficit and of cash flows present fairly, in all material respects, the financial position of Trinsic, Inc. and its subsidiaries at December 31, 2004, and the results of their operations and their cash flows for each of the two years in the period ended December 31, 2004 in conformity with accounting principles generally accepted in the United States of America. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

The accompanying financial statements have been prepared assuming that the Company will continue as a going concern. As discussed in Note 1 to the financial statements, the Company has suffered recurring losses from operations and has a net capital deficiency that raise substantial doubt about its ability to continue as a going concern. Management's plans in regard to these matters are also described in Note 1. The financial statements do not include any adjustments that might result from the outcome of this uncertainty.

/s/ PRICEWATERHOUSECOOPERS LLP

Tampa, Florida
April 14, 2005

TRINSIC, INC. AND SUBSIDIARIES

CONSOLIDATED BALANCE SHEETS

	December 31, 2005	December 31, 2004
	(In thousands, except share data)	
ASSETS		
Current assets:		
Cash and cash equivalents	$ 79	$ 1,363
Accounts receivable, net of allowance for doubtful accounts of $19,812 and $10,967	13,713	27,242
Prepaid expenses and other current assets	4,713	836
Total current assets	18,505	29,441
Property and equipment, net	19,931	27,829
Intangible assets, net	—	457
Other assets	2,884	3,609
Total assets	$ 41,320	$ 61,336
LIABILITIES AND STOCKHOLDERS' DEFICIT		
Current liabilities:		
Accounts payable and accrued liabilities	$ 40,248	$ 55,605
Deferred revenue	6,013	6,264
Current portion of long-term debt and capital lease obligations	2,418	7,536
Asset based loan	—	12,934
Total current liabilities	48,679	82,339
Long-term deferred revenue	—	46
Long-term debt and capital lease obligations	1,025	33
Total liabilities	49,704	82,418
Commitments and contingencies (Notes 12, 17 and 22)		
Stockholders' deficit:		
Common stock, $0.01 par value; 150,000,000 shares authorized; 17,756,944 and 5,525,361 shares issued; 17,518,573 and 5,518,530 outstanding	175	55
Notes receivable from stockholders	—	(3,685)
Unearned stock compensation	(360)	(466)
Additional paid-in capital	416,127	392,916
Accumulated deficit	(424,321)	(409,894)
Treasury stock, 238,371 and 6,831 shares at cost	(5)	(8)
Total stockholders' deficit	(8,384)	(21,082)
Total liabilities and stockholders' deficit	$ 41,320	$ 61,336

The accompanying notes are an integral part of these consolidated financial statements.

TRINSIC, INC. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF OPERATIONS

	Years Ended December 31,		
	2005	2004	2003
	(In thousands, except share and per share data)		
Revenues	$ 189,205	$ 251,477	$289,180
Operating expenses:			
Network operations, exclusive of depreciation and amortization shown below	103,099	123,723	135,531
Sales and marketing	13,471	21,094	19,421
General and administrative	74,691	112,350	125,765
Restructuring charge	451	4,801	—
Depreciation and amortization	11,508	19,764	23,449
Total operating expenses	203,220	281,732	304,166
Operating loss	(14,015)	(30,255)	(14,986)
Nonoperating income (expense):			
Interest and other income	8,851	2,753	1,930
Interest and other expense	(9,263)	(6,111)	(3,071)
Total nonoperating expense	(412)	(3,358)	(1,141)
Net loss	(14,427)	(33,613)	(16,127)
Less mandatorily redeemable convertible preferred stock dividends and accretion	—	(15,326)	(17,480)
Less deemed dividend related to beneficial conversion feature	—	(57,584)	(186)
Net loss attributable to common stockholders	$ (14,427)	$ (106,523)	$ (33,793)
Weighted average common shares outstanding	8,524,846	1,167,678	707,938
Basic and diluted net loss attributable to common stockholders per share	$ (1.69)	$ (91.23)	$ (47.73)

The accompanying notes are an integral part of these consolidated financial statements.

TRINSIC, INC. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CHANGES IN STOCKHOLDERS' DEFICIT

	Common Stock		Notes Receivable from Stockholders	Unearned Stock Compensation	Additional Paid-In Capital	Accumulated Deficit	Treasury Stock	Total Stockholders' Deficit
	Shares	Par Value						
				(In thousands, except share data)				
Balance, December 31, 2002	705,361	$ 7	$(1,589)	$ —	$205,064	$(302,753)	$(8)	$ (99,279)
Exercise of stock options	7,883	—	—	—	519	—	—	519
Exercise of warrants	1,474	—	—	—	—	—	—	—
Accelerated vesting of stock options	—	—	—	—	123	—	—	123
Conversion of mandatorily redeemable convertible preferred stock to common	2,181	—	—	—	943	—	—	943
Repayment of notes receivable	—	—	468	—	—	—	—	468
Mandatorily redeemable convertible preferred stock dividends and accretion	—	—	—	—	(17,666)	—	—	(17,666)
Net loss	—	—	—	—	—	(16,127)	—	(16,127)
Balance, December 31, 2003	716,899	7	(1,121)	—	188,983	(318,880)	(8)	(131,019)
Exercise of stock options	7,347	—	—	—	489	—	—	489
Exercise of warrants	754	—	—	—	—	—	—	—
Issuance of common stock for settlement	11,715	—	—	—	744	—	—	744
Issue restricted common stock	670	—	—	(466)	1,030	—	—	564
Conversion of mandatorily redeemable convertible preferred stock to common	4,781,145	48	—	—	216,996	(57,401)	—	159,643
Repayment of notes receivable	—	—	251	—	—	—	—	251
Issuance of notes receivable (SipStorm)	—	—	(2,815)	—	—	—	—	(2,815)
Mandatorily redeemable convertible preferred stock dividends and accretion	—	—	—	—	(15,326)	—	—	(15,326)
Net loss	—	—	—	—	—	(33,613)	—	(33,613)
Balance, December 31, 2004	5,518,530	55	(3,685)	(466)	392,916	(409,894)	(8)	(21,082)
Repayment of notes receivable	—	—	250	—	—	—	—	250
Impairment on notes receivable	(225,000)	(2)	3,435	—	(870)	—	—	2,563
Issue restricted common stock	182,709	2	—	106	117	—	3	228
Conversion of mandatorily redeemable convertible preferred stock to common	12,042,334	120	—	—	23,964	—	—	24,084
Net loss	—	—	—	—	—	(14,427)	—	(14,427)
Balance, December 31, 2005	17,518,573	$175	$ —	$(360)	$416,127	$(424,321)	$(5)	$ (8,384)

The accompanying notes are an integral part of these consolidated financial statements.

TRINSIC, INC. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CASH FLOWS

	Year Ended December 31,		
	2005	2004	2003
		(In thousands)	
Cash flows from operating activities:			
Net loss	$(14,427)	$(33,613)	$(16,127)
Adjustments to reconcile net loss to net cash provided by (used in) operating activities:			
Depreciation and amortization	11,508	19,764	23,449
Provision for bad debts	15,620	6,199	14,022
Impairment on notes receivable	2,563	—	—
Gain on disposal of equipment	—	—	(43)
Expense charged for granting of stock options	228	564	123
Change in operating assets and liabilities:			
Increase in accounts receivable	(1,872)	(12,776)	(11,873)
(Increase) decrease in prepaid expenses	(3,877)	3,040	(1,923)
Decrease in other assets	725	185	1,888
Increase (decrease) in accounts payable and accrued liabilities	(12,046)	945	7,460
Decrease in deferred revenue	(297)	(1,124)	(5,020)
Total adjustments	12,552	16,797	28,083
Net cash provided by (used in) operating activities	(1,875)	(16,816)	11,956
Cash flows from investing activities:			
Purchases of property and equipment	(3,526)	(9,509)	(11,036)
Principal repayments received on notes receivable	—	26	40
Net cash used in investing activities	(3,526)	(9,483)	(10,996)
Cash flows from financing activities:			
Payments on long-term debt and capital lease obligations	(676)	(4,462)	(5,903)
Payment of preferred stock dividends	—	(3)	(72)
Principal repayments received on notes receivable issued for stock	250	191	468
Proceeds from issuance of preferred stock	2,500	—	—
Proceeds from (repayment of) asset based loan	(12,934)	12,934	—
Proceeds from stand by credit facility	14,977	6,500	—
Proceeds from exercise of stock options and warrants	—	489	523
Net cash provided by (used in) financing activities	4,117	15,649	(4,984)
Net decrease in cash and cash equivalents	(1,284)	(10,650)	(4,024)
Cash and cash equivalents, beginning of period	1,363	12,013	16,037
Cash and cash equivalents, end of period	$ 79	$ 1,363	$ 12,013
Supplemental disclosure of cash flow information:			
Cash paid for interest	$ 8,302	$ 6,108	$ 3,070
Non-cash investing and financing activities:			
Property and equipment acquired under capital lease obligations	$ —	$ —	$ 1,290
Increase in additional paid-in capital for stock options granted	$ 117	$ 1,030	$ 519
Net increase (decrease) in unearned stock compensation for stock options granted (forfeited)	$ (106)	$ 466	$ —
Accrued dividends and accretion on preferred stock	$ —	$ 15,326	$ 17,480
Common stock issued for settlement of obligations	$ —	$ 744	$ —
Note receivable received in exchange for sale of assets and reduction of accounts payable	$ —	$ 2,815	$ —
Conversion of preferred stock to common stock	$ 24,084	$159,643	$ 943
Beneficial conversion associated with preferred stock	$ —	$ 57,584	$ 186

The accompanying notes are an integral part of these consolidated financial statements.

(All tables are in thousands, except for share and per share data)

1. NATURE OF BUSINESS

Description of Business

Trinsic, Inc. (formerly Z-Tel Technologies, Inc.) and subsidiaries (see Exhibit 21) ("we" or "us") is a provider of advanced, integrated telecommunications services targeted to residential and business subscribers. We provide local and long distance telephone services in combination with enhanced communication features accessible through the telephone, the Internet and certain personal digital assistants. We provide these services in forty-nine states and we also provide long-distance telecommunications services to customers nationally.

We introduced our wholesale services during the first quarter of 2002. This service provides other companies with the opportunity to provide local, long-distance and enhanced telephone service to their own residential and business end user customers on a private label basis by utilizing our telephone exchange services, enhanced services platform, infrastructure and back-office operations.

At a special meeting of our stockholders held in November 2004, the stockholders approved an amendment to our charter to change our name to Trinsic, Inc., effective January 3, 2005.

Liquidity and Going Concern

The accompanying consolidated financial statements were prepared on a going concern basis, which contemplates the realization of assets and the satisfaction of liabilities in the normal course of business. The realization of assets and the satisfaction of liabilities in the normal course of business is dependent on, among other things, our ability to operate profitably, to generate cash flow from operations and to obtain funding adequate to fund its business.

Our operations are subject to certain risks and uncertainties, particularly related to the evolution of the regulatory environment, which impacts our access to and cost of the network elements that we utilize to provide services to our customers.

We have incurred significant losses since our inception as a result of developing our business, performing ongoing research and development, building and maintaining our network infrastructure and technology, the sale and promotion of our services, and ongoing administrative expenditures. As of December 31, 2005, we had an accumulated deficit of approximately $424.3 million and $0.1 million in cash and cash equivalents. We have funded our expenditures primarily through operating revenues, private securities offerings, our asset based loan, our standby credit facility, a sale-leaseback credit facility, an accounts receivable factoring facility and an initial public offering.

For the year ended December 31, 2005, net cash used in operating activities was $1.9 million as compared to net cash used in operating activities of $16.8 million in the prior year.

In April 2004, we secured an asset based loan facility with Textron Financial Corporation ("Textron"), which provided up to $25 million to fund operations. Effective January 27, 2005, we entered into a Modification and Termination Agreement with Textron. Among other things the Modification and Termination Agreement provided that Textron would forbear from exercising default rights and remedies until May 31, 2005, would waive the early termination fee and modify the annual facility fee. We agreed to pay a modification fee of $0.2 million.

On April 4, 2005, we entered into an accounts receivable financing agreement with Thermo Credit, LLC ("Thermo"). The agreement provides for the sale of up to $22 million of our accounts receivable on a continuous basis to Thermo, subject to selection criteria as defined in the contract. On May 6, 2005, we used proceeds from this accounts receivable financing facility to pay off our loan balance with Textron.

During October 2005, we signed an amendment to our accounts receivable financing agreement with Thermo. The amendment increases the amount of accounts receivable that we can sell to Thermo from $22 million to $26 million, subject to selection criteria as defined in the original contract. The discount rate also increases from 2.5% to 2.75%. On February 1, 2006, we amended our accounts receivable financing facility once more by increasing the facility to $33 million. The amendment also gives us the option to further increase the facility up to $38 million during the next six months.

On August 24, 2004, we entered into a $15 million Standby Credit Facility Agreement with The 1818 Fund III, L.P. ("the Fund"), a related party, which is one of a family of funds managed by Brown Brothers Harriman. Loans under the credit facility were represented by a Senior Unsecured Promissory Note bearing interest at 9.95% annually. On July 15, 2005, we entered into an Exchange and Purchase Agreement with the Fund. In the Exchange and Purchase Agreement, we agreed to issue to the Fund 24,084.769 shares of Series H Convertible Preferred Stock in exchange for all (approximately $21.6 million) outstanding indebtedness (including principal, interest and premium) owing to the Fund under the promissory note and $2.5 million in cash. We consummated the exchange and purchase immediately after executing the agreement. We sold the Series H Convertible Preferred Stock in private placement pursuant to the exemption from registration afforded by Section 4(2) of the Securities Act of 1933. All of the Series H Convertible Preferred Stock was converted into 12,042,384 shares of common stock on September 30, 2005.

Our common stock was delisted from the Nasdaq SmallCap Market effective at the opening of business on Monday, November 21, 2005 due to noncompliance with Nasdaq Marketplace Rule 4310(c)(2), which requires stockholders' equity of at least $2,500,000. Our shares began trading on the OTC Bulletin Board on Wednesday, December 14, 2005. The OTC Bulletin Board is a regulated quotation service that displays real-time quotes, last-sale prices, and volume information in over-the-counter equity securities. Our ticker symbol is "TRIN." However, investors using online trading systems may be required to change the ticker symbol from TRIN to TRIN.OB.

On September 23, 2005, our stockholders approved a one-for-ten reverse stock split of our common stock that was effected on September 26, 2005. Fractional shares were not issued in connection with the reverse stock split. Share and per share amounts for all periods presented have been restated herein to reflect the one-for-ten reverse stock split.

Effective September 30, 2005, our chief operating officer, Frank Grillo resigned to pursue other opportunities. No replacement chief operating officer has been appointed. Instead our chief executive officer, Horace J. "Trey" Davis, III, assumed Mr. Grillo's duties. Effective December 19, 2005, J. Michael Morgan has resigned as our Chief Financial Officer and Edward D. Moise, Jr. was appointed to that position.

In December 2005, we reached a settlement with the State of New York to resolve certain corporate and sales tax disputes for the tax years 1999 through 2001. The settlement is approximately $2.8 million which will be paid in a down payment of $0.8 million with the remainder to be paid in 24 equal monthly installments. We adequately accrued for this liability in previous periods.

On December 15, 2005, we borrowed $1.0 million from the Fund in order to take advantage of the tax settlement with the State of New York. In connection with the loan, we delivered to the Fund a promissory note bearing interest at 12% annually and due on demand. On January 12, 2006, we borrowed $1.0 million from the Fund. In connection with the loan, and the previous $1,000,000 loan received December 15, 2005, we delivered to the Fund a promissory note bearing interest at 12% annually and due on demand and a mortgage on certain real property we own in Atmore, Alabama where we have an operations center. Under the promissory note we may be required to grant additional security to the Fund.

Our net cash used in investing activities improved by $6.0 million to $3.5 million for the year ended December 31, 2005, compared to $9.5 million the prior year. The improvement was attributable to the purchasing of less property and equipment during 2005 as compared to 2004.

For the year ended December 31, 2005, net cash provided by financing activities was $4.1 million as compared to $15.6 million for the prior year. This decrease is primarily the result of paying off our asset based loan facility with proceeds from our accounts receivable financing agreement.

Our inability to operate profitably and to consistently generate cash flows from operations and our reliance therefore on external funding either from loans or equity raise substantial doubt about our ability to continue as a going concern.

Since 2005, the Company has undertaken several initiatives. On January 12, 2006, we borrowed $1.0 million from the Fund. In connection with the loan, and the previous $1.0 million loan received December 15, 2005, we delivered to the Fund a promissory note bearing interest at 12% annually and due on demand and a mortgage on certain real property we own in Atmore, Alabama where we have an operations center. Under the promissory note we may be required to grant additional security to the Fund.

On February 1, 2006, we amended our accounts receivable financing facility with Thermo by increasing the facility to $33 million. The amendment also gives us the option to further increase the facility up to $38 million during the next six months.

On February 1, 2006 we acquired 96,151 UNE-P local access lines, for which we previously provided services on a wholesale basis, from Sprint . We acquired the lines pursuant to a definitive agreement dated October 25, 2005. Under the agreement we purchased the lines for $9.6 million, of which we paid $2.4 million at closing. The remainder will be paid in 15 equal monthly payments of $0.5 million.

On February 13, 2006, we entered into a definitive agreement to sell approximately 43,000 local access lines to Access Integrated Networks, Inc., a privately-held telephone company headquartered in Macon, Georgia. The lines represent substantially all of our residential and small business lines within BellSouth territories, including Alabama, Florida, Georgia, Kentucky, Louisiana, Mississippi, North Carolina, South Carolina and Tennessee. Lines serving multi-unit enterprises were excluded from the sale. We expect to close the sale within several months pending regulatory approvals. The total purchase price will depend upon the number of lines in service at the time of closing. In addition, Access Integrated Networks agreed to utilize our voicemail platform for at least one year after the sale.

On March 3, 2006 we initiated a reduction in force which terminated the employment of approximately 118 employees. We expect to incur a one time charge during the first quarter of 2006 of approximately $0.3 million consisting primarily of post termination wages and salaries we intend to pay to those employees and the associated payroll taxes. Substantially all of those post termination wages will be paid within 60 days following the reduction in force. In association with the reduction in force we have ceased actively marketing our IP telephony services. Services to our current IP telephony customers will be unaffected.

2. Summary of Significant Accounting Policies

Principles of Consolidation

The consolidated financial statements include all of our accounts and our wholly-owned subsidiaries. All intercompany accounts and transactions have been eliminated.

Cash and Cash Equivalents

We consider all highly liquid investments with original maturity dates of three months or less to be cash equivalents.

Prepaid Expenses and Other Current Assets

Prepaid expenses and other current assets consist primarily of prepaid maintenance and support, insurance contracts, advances to suppliers and certain disputes with vendors that require payment and filing of a dispute claim. As of December 31, 2005, prepaid expenses and other current assets also included restricted certificates of deposits with various maturity dates ranging from April 2006 to December 2006 in the amount of $2.4 million. Prepaid expenses and other current assets at December 31, 2005 included an escrowed downpayment of $1.3 million to be used for the purchase of local access lines in February 2006.

Property and Equipment, Net

Property and equipment are recorded at historical cost. Depreciation and amortization are calculated on a straight-line basis over the assets' useful life. If all other factors were to remain unchanged, we expect that a one-year change (increase or decrease) in the useful lives of the three largest categories of our property and equipment (which accounts for approximately 67% of our total property and equipment in service) would result in an increase or decrease of between $1.6 million and $3.2 million in our year to date 2005 depreciation expense.

Maintenance and repairs are expensed as incurred, while renewals and betterments are capitalized. Upon the sale or other disposition of property, the cost and related accumulated depreciation are removed from the accounts and any gain or loss is recognized in operations. Under the Statement of Position ("SOP") 98-1, "Accounting for the Cost of Computer Software Developed or Obtained for Internal Use," we expense computer software costs related to internal software that are incurred in the preliminary project stage or that relate to training subsequent to the development stage. When the capitalization criteria of SOP 98-1 have been met, costs of developing or obtaining internal-use computer software are capitalized. We capitalized approximately $1.5 million, $3.3 million and $3.1 million of employee salary costs for internally developed software for the years ended December 31, 2005, 2004 and 2003, respectively. Internal use software is included as a component of property and equipment on the consolidated balance sheets. We also incur research and development costs, such as employee salaries and outside consultants; these costs are expensed in our general and administrative expense.

Long-Lived Assets

We review long-lived assets for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. Recoverability of assets to be held and used is measured by a comparison of the carrying amount of an asset to future net expected undiscounted cash flows to be generated by the asset. If such assets are considered to be impaired, the impairment to be recognized is measured by the amount by which the carrying amount of the assets exceeds the discounted cash flows.

Intangible Assets, Net

Intangible assets on the consolidated balance sheet for 2004 consist of customer lists resulting from our acquisition of Touch 1 in 2000. The customer lists are amortized over five years using the straight-line method and reviewed for impairment as outlined in our long-lived assets policy above.

Disputed Payables Related to Network Operations and General and Administrative Expense

Network operations expenses are primarily charges from the ILECs for the leasing of their lines, utilizing the UNE-P, made available to us as a result of the Telecommunication Act of 1996, and long distance and other charges from inter-exchange carriers ("IXCs"). We record certain charges such as up-front set-up fees, incorrect dispatch, and change and modification charges in the general and administrative expense line item. We typically have disputed billings with IXCs and ILECs as a matter of normal business operations. Certain of these disputed amounts are recorded as an expense at the time of dispute, but we do not pay any of our disputes until they are resolved and it is determined that we indeed owe part or all of the dispute. Our disputes are for various reasons including but not limited to incorrect billing rates, alternatively billed services, duplicate billing errors, and costs associated with line loss.

Management recognizes as disputes any previously disputed billing that is continued to be presented as a past-due amount on invoices that we receive. This approach results in the disclosure of certain disputes that management does not believe are of a significant risk to the company, primarily due to the age and/or the dispute, but believe are appropriate to disclose the amounts as they have not been resolved and continue to be billed to us as past-due amounts.

Valuation of Accounts Receivable

Considerable judgment is required to assess the ultimate realization of receivables, including assessing the probability of collection and the current credit-worthiness of our customers. We regularly analyze our approach as we gain additional experience or new events and information are identified to determine if any change to our methodology is warranted. Our current allowance methodology is based upon an ongoing analysis of customer payment trends. Additionally, we have performed liquidation and other collection analyses to make necessary changes in reporting our accounts receivable in a reasonable and prudent fashion.

Contingencies

We are subject to proceedings, lawsuits, audits and other claims related to lawsuits and other legal and regulatory proceedings that arise in the ordinary course of business. We are required to assess the likelihood of any adverse judgments or outcomes to these matters as well as potential ranges of probable losses. A determination of the amount of loss accrual required, if any, for these contingencies are made after careful analysis of each individual issue. We consult with legal counsel and other experts where necessary in connection with our assessment of any contingencies.

Revenue Recognition

Revenues are recognized when earned. Revenues related to long distance and carrier access service charges are billed monthly in arrears, and the associated revenues are recognized in the month when services are provided. Charges for our bundled services are billed monthly in advance and we recognize revenues for these services ratably over the service period. Revenues from installations and activation activities are deferred and recognized over twelve months, which we believe is the estimated life of our customer relationships.

We began offering wholesale services during 2002. This service offering includes fees for services provided according to certain per line, per minute and other certain activities as defined in our agreements and also the payments of providing telephone exchange, vendor and personnel expenses. We perform a review of each contract and determine the appropriate timing of revenue recognition depending on the facts and circumstances of each individual item within the contract. We use the gross method to record our revenues for wholesale services where we are the primary obligor. This method involves the recording of revenues for items that we are directly reimbursed by our wholesale customer with an offsetting expense reported in the appropriate operating expense line.

Stock-Based Compensation

For employee stock options, the FASB issued SFAS No. 123, "Accounting for Stock-Based Compensation" requiring entities to recognize as an expense, over the vesting period, the fair value of the options or utilize the accounting for employee stock options used under Accounting Principles Board ("APB") Opinion No. 25. We apply the provisions of APB 25 and consequently recognize compensation expense over the vesting period for grants made to employees and directors only if, on the measurement date, the market price of the underlying stock exceeds the exercise price. We provide the pro forma net loss and net loss per share disclosures as required under SFAS No. 123 for grants made as if the fair value method defined in SFAS No. 123 had been applied. We recognize expense over the vesting period of the grants made to non-employees utilizing the Black-Scholes stock valuation model to calculate the value of the option on the measurement date.

The following table illustrates, in accordance with the provisions of SFAS No. 148, "Accounting for Stock-Based Compensation — Transition and Disclosure, an Amendment of SFAS 123, Accounting for Stock-Based Compensation," the effect on net loss and net loss per share if we had applied the fair value recognition provisions of SFAS No. 123, to stock-based employee compensation.

	For the Years Ended December 31,		
	2005	2004	2003
Net loss attributable to common stockholders, as reported	$(14,427)	$(106,523)	$(33,793)
Add: Stock based compensation included in net loss	228	564	123
Deduct: Total stock based employee compensation determined under the fair value based method for all awards	(2,318)	(3,260)	(5,821)
Net loss attributable to common stockholders, pro forma	$(16,517)	$(109,219)	$(39,491)
Basic and diluted net loss attributable to common stockholders per share			
As reported	$ (1.69)	$ (91.23)	$ (47.73)
Pro forma	(1.94)	(93.54)	(55.78)

We calculated the fair value of each grant on the date of grant using the Black-Scholes option pricing model. In addition to there being no payments of dividends on our common stock, the following assumptions were used for each respective period:

	For the Years Ended December 31,		
	2005	2004	2003
Discount rate	4.3%	3.1%	3.1%
Volatility	102.7%	98.4%	96.6%
Average option expected life	5 years	5 years	5 years

Incremental shares of common stock equivalents are not included in the calculation of net loss attributable to common stockholders per share as the inclusion of such equivalents would be anti-dilutive.

Advertising

Advertising costs are expensed as incurred. Included in sales and marketing expenses are advertising costs of approximately $0.8 million, $2.6 million and $5.3 million for the years ended December 31, 2005, 2004 and 2003, respectively.

Income Taxes

We utilize the asset and liability method of accounting for income taxes. Under this method, deferred income taxes are recorded to reflect the tax consequences on future years of differences between the tax basis of assets and liabilities and their financially reported amounts at each year-end based on enacted laws and statutory rates applicable to the periods in which differences are expected to affect taxable income. A valuation allowance is provided against the future benefits of deferred income tax assets due to our history of operating losses.

Concentrations

Financial instruments that potentially subject us to concentrations of credit risk consist principally of cash and cash equivalents, accounts receivable and other short-term investments. We place our cash and cash equivalents in financial institutions considered by management to be high quality and we maintain balances in excess of the $0.1 million level insured by the Federal Deposit Insurance Corporation ("FDIC"). We had approximately $2.4 million invested in certificates of deposit that are not insured by the FDIC at December 31, 2005. We have not experienced any losses in these accounts and believe we are not exposed to any significant credit risk on cash balances or short-term investments.

During the normal course of business, we extend credit to residential and business customers residing in the United States. Our UNE-P customer base is broken-down as follows:

	Percentage of Total Bundled Service Revenues	
	2005	2004
New York	29%	29%
Illinois	7%	8%
Michigan	7%	7%
Texas	7%	6%
Georgia	6%	6%
Pennsylvani	5%	4%
Maryland	5%	3%
Florida	4%	4%
Kentucky	3%	6%
California	3%	3%
New Jersey	3%	2%
Virginia	2%	4%
Indiana	2%	2%
Tennessee	2%	2%
Alabama	2%	2%
All Others	13%	12%
	100%	100%

This results in a concentration of credit to residential and business customers in these states. We believe our credit policies, collection procedures and allowance for doubtful accounts minimize the exposure to significant credit risk of accounts receivable balances. Additionally, our wholesale services receivables are concentrated with Sprint Nextel Corp. ("Sprint") as they are our only wholesale customer.

We rely upon the Regional Bell Operating Companies ("RBOCs") for provisioning of customers and the RBOCs are the primary suppliers of local central office switching and local telephone lines. Global Crossing Ltd and WilTel Communications Group, Inc. are the primary suppliers for our long-distance calling. We have not incurred any material impact to our operations or financial statements as a result of the Chapter 11 bankruptcy filings made by these companies.

We rely upon two separate service providers for provisioning and billing services essential to support our operations.

Segment Reporting

SFAS No. 131, "Disclosures about Segments of an Enterprise and Related Information," requires that we report financial and descriptive information about reportable segments, and how these segments were determined. We determine the allocation and performance of resources based on total operations. Based on these factors, management has determined that we operate as two segments as defined by SFAS No. 131. Our segments are retail services and wholesale services.

Financial Instruments

The recorded amounts of cash and cash equivalents approximate fair value due to the short-term nature of these instruments. We have determined that due to the interest rates and short-term nature of the capital lease obligation, the fair value approximates the value recorded. We have determined that the long-term debt assumed through acquisition is recorded at fair value. The interest rates were adjusted to the current market rate for purchase accounting treatment and we believe the debt is properly recorded at fair value.

Management's Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements. Estimates also affect the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

New Accounting Pronouncements

In May 2005, the Financial Accounting Standards Board ("FASB") issued SFAS No. 154, "Accounting Changes and Error Corrections," which is effective beginning on January 1, 2006. SFAS No. 154 requires that all voluntary changes in accounting principles are retrospectively applied to prior financial statements as if that principle had always been used, unless it is impracticable to do so. When it is impracticable to calculate the effects on all prior periods, SFAS No. 154 requires that the new principle be applied to the earliest period practicable. The adoption of SFAS No. 154 is not anticipated to have a material effect on our financial position or results of operations.

In March 2005, the FASB issued Interpretation Number 47, "Accounting for Conditional Asset Retirement Obligations, an interpretation of FASB Statement No. 143" ("FIN 47"). FIN 47 clarifies the term "conditional asset retirement obligation" as used in SFAS No. 143, "Accounting for Asset Retirement Obligations," and also clarifies when an entity would have sufficient information to reasonably estimate the fair value of an asset retirement. FIN 47 is effective no later than the end of fiscal years ending after December 15, 2005. The implementation of FIN 47 did not have a material impact on our financial position, results of operations or cash flows.

In December 2004, the FASB issued SFAS No. 123 (revised 2004), "Share-Based Payments" ("SFAS No. 123R"). SFAS No. 123R requires the recognition of the cost of employee services received in exchange for an award of equity instruments in the financial statements and measurement based on the grant-date fair value of the award. It requires the cost to be recognized over the period during which an employee is required to provide service in exchange for the award. Additionally, compensation expense will be recognized over the remaining employee service period for the outstanding portion of any awards for which compensation expense had not been previously recognized or disclosed under SFAS No. 123, "Accounting for Stock-Based Compensation" ("SFAS No. 123"). SFAS No. 123R replaces SFAS No. 123 and supersedes Accounting Principles Board Opinion No. 25, "Accounting for Stock Issued to Employees" ("APB No. 25"), and its related interpretations.

SFAS No. 123R was originally required to be adopted beginning no later than the third quarter of 2005. However, in April 2005, the Securities and Exchange Commission amended the compliance dates for SFAS No. 123R. Accordingly, we adopted SFAS No. 123R on January 1, 2006. We do not anticipate the adoption of SFAS No. 123R to have a material affect on our financial position or results of operations.

Reclassification

Certain amounts in the December 31, 2004 and 2003 financial statements have been reclassified to conform to the December 31, 2005 presentation.

3. Wholesale Services

On March 20, 2002, we entered into a 48-month agreement with MCI for wholesale telephone exchange services, ancillary services and a limited-term technology license. The agreement was cancelable by either party after eighteen months. On August 7, 2003, we amended our contract with MCI to terminate the contract on December 31, 2003. On August 15, 2003, MCI provided us with notice that they were terminating the contract effective October 15, 2003. As a result of these events we accelerated the recognition of deferred revenue to the termination date of October 15, 2003. Prior to the early termination, we were recognizing deferred revenue ratably over the life of the agreement with a termination date of December 31, 2005. As a result of these actions, we recognized $4.8 million of previously deferred revenue during 2003.

In February 2003, we executed an agreement providing for the resale of our local wireline telecommunications services and provision of ancillary services with Sprint. Under this agreement, we provide Sprint access to our Web-integrated, enhanced communications platform and operational support systems. This contract includes various per-minute, per-line, and other charges that are being recorded as revenue when earned. We are the primary obligor for underlying expenses that are incorporated into our pricing in connection with the agreement and therefore, are recording revenues using a gross presentation. This method results in all per-line, per-minute and certain direct costs being recorded as revenues and the corresponding expenses being recorded in the appropriate operating expense line. As a result of this accounting treatment, increases or decreases in pricing or volume that impact direct costs that are incurred in connection with this agreement would have no impact on net income, as the amount is recorded in both revenue and expense. Our wholesale services agreement with Sprint is non-exclusive in nature.

In October 2005, we entered into a definitive agreement to acquire from Sprint substantially all of their local access lines for which we currently provide services under our wholesale arrangement. By February 20, 2006, approximately 90% of the Sprint base had been transferred to us. The closing of the remaining base is anticipated in the next 60 days, pending regulatory approval and the satisfaction of customary closing conditions. Upon the completion of this transaction, we will no longer have a wholesale business and will discontinue segment reporting.

4. Accounts Receivable Agreement

In July 2000, we entered into an accounts receivable agreement with RFC Capital Corporation, a division of Textron, Inc. ("RFC"), providing for the sale of certain of our accounts receivable to RFC. In April 2004, we signed a three-year asset based loan agreement with Textron, which eliminated our RFC accounts receivable factoring agreement. See note 9 for more information on the Textron agreement.

On April 4, 2005, we entered into an accounts receivable financing agreement with Thermo Credit, LLC ("Thermo") to replace our Textron credit facility. The agreement provides for the sale of up to $22 million of our accounts receivable on a continuous basis to Thermo, subject to selection criteria as defined in the contract. The discount rate is 2.5%. Purchase of the receivables is at the option of Thermo. On May 6, 2005, we used proceeds from this accounts receivable financing facility to pay off our loan balance with Textron.

During October 2005, we signed an amendment to our accounts receivable financing agreement with Thermo that increases the amount of accounts receivable that we can sell to Thermo from $22 million to $26 million, subject to selection criteria as defined in the original contract. The discount rate also increases from 2.5% to 2.75%.

We sold approximately $126.0 million of receivables to Thermo, for net proceeds of approximately $81.5 million, during the year ended December 31, 2005. We have not recorded a servicing asset or liability to date, as our servicing fees under the agreement represent the amount of cash collections in excess of the amounts funded by Thermo. To date, the amount of collections from our servicing activities have approximated the amounts funded by Thermo; therefore, not giving rise to any servicing asset or liability.

We recorded costs related to the agreement of approximately $3.7 million for the year ended December 31, 2005. We were responsible for the continued servicing of the receivables sold.

5. Property and Equipment

At the respective dates, property and equipment consist of the following:

	Depreciable Lives in Years	December 31, 2005	December 31, 2004
Switching equipment	5-10	$ 15,563	$ 14,686
Computer equipment	5-10	39,458	38,674
Software	3	58,516	57,038
Furniture and office equipment	5-10	8,860	9,018
Leasehold improvements	3-15	6,430	6,393
Land and building	20-30	4,354	4,354
Construction-in-progress		153	300
Vehicles	5	20	20
		133,354	130,483
Less accumulated depreciation and amortization		(113,423)	(102,654)
Property and equipment, net		$ 19,931	$ 27,829

Depreciation expense related to property and equipment amounted to approximately $5.8 million, $9.2 million and $9.4 million for the years ended December 31, 2005, 2004 and 2003, respectively. Amortization expense related to software amounted to approximately $5.2 million, $8.7 million and $11.2 million for the years ended December 31, 2005, 2004 and 2003, respectively.

Assets acquired under capital leases, included in property and equipment, consist of the following:

	December 31, 2005	December 31, 2004
Computer equipment	$ 2,249	$ 2,443
Software	912	912
	3,161	3,355
Less accumulated depreciation and amortization	(2,475)	(1,967)
Capital leases, net	$ 686	$ 1,388

6. Intangible Assets

Our customer lists are fully amortized as of December 31, 2005.

	December 31, 2005			December 31, 2004		
	Carrying Amount	Accumulated Amortization	Net Intangible Assets	Carrying Amount	Accumulated Amortization	Net Assets
INTANGIBLE ASSET SUBJECT TO AMORTIZATION:						
Customer related intangible assets	$9,145	$9,145	$—	$9,145	$8,688	$457
Aggregate amortization expense:						
For the year ended December 31, 2005		$ 457				
For the year ended December 31, 2004		$1,830				

7. Other Assets

At the respective dates, other assets consist of the following:

	December 31,	
	2005	2004
Deposits	$2,884	$3,425
Inventory	—	184
	$2,884	$3,609

8. Accounts Payable and Accrued Liabilities

At the respective dates, accounts payable and accrued liabilities consist of the following:

	December 31,	
	2005	2004
Trade accounts payable	$31,646	$40,586
Accrued taxes payable	7,382	10,223
Accrued payroll	461	1,033
Accrued rent	61	1,028
Accrued restructuring charges	—	954
Accrued sales commissions	698	816
Accrued interest payable	—	965
	$40,248	$55,605

9. Asset Based Loan

In April 2004, we signed a three-year asset based loan facility with Textron. This agreement provides us with an availability to borrow up to $25 million at a 6% interest rate. Our overall availability was based on the eligibility of our accounts receivable, subject to certain limitations and advance rates.

Under the amended asset based loan structure with Textron, we had an outstanding loan balance to Textron of approximately $12.9 million included in current liabilities at December 31, 2004.

Effective January 27, 2005, we entered into a Modification and Termination Agreement with Textron Financial Corporation, our asset-based lender. Among other things, the Modification and Termination Agreement provides that Textron will forbear from exercising default rights and remedies until May 31, 2005, will waive the early termination fee and modify the annual facility fee. We agreed to pay a modification fee of $0.2 million. On May 6, 2005, we used proceeds from our new accounts receivable financing facility (see note 4) to repay our loan balance with Textron.

10. Standby Credit Facility

On August 24, 2004, we entered into a $15 million Standby Credit Facility Agreement with The 1818 Fund III, L.P. ("the Fund"), a related party, which is one of a family of funds managed by Brown Brothers Harriman. During 2004, we were advanced $6.5 million pursuant to the credit facility. Loans under the credit facility were represented by a Senior Unsecured Promissory Note bearing interest at 9.95% annually. The note matures March 31, 2006; however, the outstanding note balance of $6.5 million was included in current liabilities at December 31, 2004. This was due to a clause in the agreement that could have triggered an immediate demand for payment since we were in violation of a "cross-default" covenant as of December 31, 2004.

During the first quarter of 2005, we received advances of $3.5 million, $2.5 million and $1.2 million on February 14, 2005, March 4, 2005 and March 24, 2005, respectively, from our standby credit facility. During the second quarter of 2005, we received advances of $1.3 million, $2.5 million and $2.5 million on May 9, 2005, May 24, 2005 and June 10, 2005, respectively.

On July 15, 2005, we entered into an Exchange and Purchase Agreement with the Fund. In the Exchange and Purchase Agreement, we agreed to issue to the Fund 24,084.769 shares of Series H Convertible Preferred Stock in exchange for all (approximately $21.6 million) outstanding indebtedness (including principal, interest and premium) owed to the Fund under the promissory note due in March 2006 and $2.5 million in cash. We consummated the exchange and purchase immediately after executing the agreement. We sold the Series H Convertible Preferred Stock in private placement pursuant to the exemption from registration afforded by Section 4(2) of the Securities Act of 1933. All of the Series H Convertible Preferred Stock was converted into 12,042,384 shares of common stock on September 30, 2005.

11. Other Short-Term Debt

On December 15, 2005, we borrowed $1.0 million from the Fund in order to take advantage of the tax settlement described in Liquidity and Going Concern with the State of New York. In connection with the loan, we delivered to the Fund a promissory note bearing interest at 12% annually and due on demand. Upon request by the Fund we will be required to provide to the Fund a security interest in any and all of our assets, except those subject to our agreement with Thermo. We have delivered to the Fund a mortgage on real property we own in Atmore, Alabama where we have an operations center.

12. Long-Term Debt

Long-term debt consists of the following:

	December 31, 2005	December 31, 2004
RELATED PARTIES:		
Note payable to Corman Elegre, customer base pledged as collateral, payable in monthly installments, due September 2004, interest rate at 6%	$ 360	$ 532
Loan payable to the Fund, secured by a mortgage on real property located in Atmore, AL; due on demand, interest rate at 12%	1,000	—
Standby Credit Facility	—	6,500
UNRELATED PARTIES:		
Tax settlement payable to the State of New York, payable in monthly installments through December 2007	2,050	—
Capital leases	33	482
Asset based loan	—	12,934
Notes payable to Touch 1 pre-petition creditors (trade vendors), priority unsecured, payable in monthly installments, due September 2005, interest rate at 6%	—	55
	$ 3,443	$ 20,503
Less: Current portion	(2,418)	(20,470)
Total long-term debt	$ 1,025	$ 33

We are currently in default on our note payable to Corman Elegre.

Operating Leases

We have entered into various non-cancelable operating leases for equipment and office space with monthly payments through the year 2010. Included in general and administrative expense is rental expense relating to operating leases of approximately $2.1 million, $2.8 million and $2.9 million for the years ended December 31, 2005, 2004 and 2003, respectively.

Capital Leases

We have entered into various capital lease obligations that have effective interest rates ranging from 38.46% to 38.5%, with two capital leases remaining with payments through 2006.

Future minimum lease payments under non-cancelable operating and capital leases and long-term debt as of December 31, 2005 are as follows:

Year ending December 31,	Operating Leases	Capital Lease Obligations	Long-Term Debt
2006	$2,549	$41	$2,385
2007	2,520	—	1,025
2008	2,333	—	—
2009	1,507	—	—
2010	117	—	—
Thereafter	—	—	—
Less amount representing executory costs (taxes) and profit thereon	—	(3)	—
Net minimum payment	$9,026	38	$3,410
Less amount representing interest on on obligations under capital leases		(5)	
Present value of minimum lease payments		$33	

13. Mandatorily Redeemable Convertible Preferred Stock

In November 2004, we consummated a tender offer to exchange our three outstanding series of convertible preferred stock as follows:

- For our Series D Convertible Preferred Stock, which as of September 27, 2004 represented 397,672 shares with a liquidation preference of $165.50 per share and a conversion price of $84.70 per share were outstanding, to exchange 2.569030 shares of our common stock, for each share of our Series D Preferred Stock (representing an exchange price of approximately $6.44 per share);
- For our 8% Convertible Preferred Stock, Series E, which as of September 27, 2004 represented 416,667 shares with a liquidation preference of $162.60 per share and a conversion price of $80.80 per share were outstanding, to exchange 2.524216 shares of our common stock, for each share of our Series E Preferred Stock (representing an exchange price of approximately $6.44 per share); and
- For our 12% Junior Redeemable Convertible Preferred Stock, Series G, which as of September 27, 2004 represented 17.1214286 shares outstanding with had a liquidation preference of $1,449,749 per share and conversion price of $12.80 per share were outstanding, to exchange 16,146.94 shares of our common stock, for each share of our Series G Preferred Stock (representing an exchange price of approximately $8.98 per share).

The conversion of these three series of preferred stock resulted in a deemed dividend for the beneficial conversion of $57.4 million, which was reflected as such in the consolidated statement of operations in arriving at net loss attributable to common stockholders.

As a result of the tender offer, we exchanged approximately 4,665,764 of our common shares for all of our outstanding preferred stock.

On a fully diluted basis, the previous holders of the Series D Preferred Stock own approximately 34.0% of our outstanding common stock, the previous holders of the Series E Preferred Stock approximately 35.0%, the previous holders of the Series G Preferred Stock approximately 9.2%, the existing holders of the common stock approximately 13.8% and approximately 8.0% is available for issuance under a new management equity incentive plan.

In 2003, four holders of our Series D Convertible Preferred Stock ("Series D") converted their shares to common stock. There was a total of 1,333 shares of Series D converted into 2,181 shares of common stock. We also paid $0.1 million in cash for certain dividends.

In accordance with EITF 98-5, "Accounting for Convertible Securities with Beneficial Conversion Features or Contingently Adjustable Conversion Ratios," APB Opinion No. 14, "Accounting for Convertible Debt and Debt Issued with Stock Purchase Warrants," EITF 00-27, "Application of Issue No. 98-5 to Certain Convertible Instruments" and SFAS No. 128 "Earnings Per Share" we recorded non-cash charges relating to a beneficial conversion, cumulative dividends and preferred stock accretion. We recorded preferred stock dividends and accretion of $0.0 million, $15.3 million and $17.5 million for the years ended December 31, 2005, 2004 and 2003, respectively. We also recorded a deemed dividend related to a beneficial conversion feature in the amounts of approximately $0.0 million, $57.6 million and $0.2 million for the years ended December 31, 2005, 2004 and 2003, respectively.

The recording of the beneficial conversion feature and the resulting preferred stock accretion is the result of calculating the accounting conversion price through a fair value allocation of the net proceeds received in the preferred stock offerings between the preferred stock and the warrants issued. This required the use of the Black-Scholes valuation model to calculate the fair value on a per share or warrant basis for the Series D, E and G Preferred. The beneficial conversion and resulting preferred stock accretion and the cumulative dividend are included in the calculations of the net loss attributable to common stockholders and the net loss per share calculation.

14. Common Stock

The board of directors has never declared dividends on our common stock since inception on January 15, 1998.

On November 19, 2004, our stockholders approved a one-for-five reverse stock split of our common stock. The reverse stock split was effected on November 30, 2004. On September 23, 2005, our stockholders approved a one-for-ten reverse stock split of our common stock that was effected on September 26, 2005. Fractional shares were not issued in connection with either of the reverse stock splits. All share and per share amounts have been restated herein to reflect both of the reverse stock splits.

15. Restructuring Charges

In June 2004, we approved and implemented a restructuring to improve our future cash flows and operating earnings. The restructuring included a reduction in work force. The restructuring charge included termination benefits in connection with the reduction in force of 102 employees and was recorded in accordance with SFAS 146 at the communication date of June 8, 2004. The total charge taken in the second quarter of 2004 was $0.8 million, the majority of which was paid in full by the end of August 2004.

In September 2004, we approved and implemented a restructuring based on the change in management that occurred on August 25, 2004 and the subsequent change in business focus. The restructuring included a reduction in force of 152 employees and a write-off of certain assets recorded in accordance with SFAS No. 146 . The restructuring costs were considered a "One-Time Termination Benefit" and recognized at the communication date of September 1, 2004. The total charge taken in the third quarter of 2004 was approximately $3.2 million.

In October 2004, we approved and implemented an additional restructuring related to 44 employees in conjunction with the consolidation of certain operations in our Atlanta and Tampa offices into our Atmore, Alabama offices. We recorded and recognized the costs in accordance with SFAS 146 at the communication date of October 21, 2004. The total charge taken in the fourth quarter of 2004 was approximately $0.8 million.

On April 6, 2005, we initiated a reduction in force which terminated the employment of 107 of our employees. The restructuring costs were considered a "One-Time Termination Benefit" and as such were recorded as a liability at the communication date of April 6, 2005 in accordance with SFAS No. 146 "Accounting for Costs Associated with Exit or Disposal Activities." We incurred a one-time charge of approximately $0.5 million consisting primarily of post termination wages, salaries and the associated payroll taxes, net of vacation expense already accrued for these employees. Substantially all of these post termination wages were paid within 30 days following the reduction in force.

All restructuring charges have been paid as of December 31, 2005. The following table shows the restructuring charges and related accruals recognized under the restructuring plans described above and the effect on our consolidated financial position:

	Employee Termination Benefits	Lease Abandonment Costs	Asset Retirement	Total
Balance at December 31, 2003	$ —	$ 351	$ —	$ 351
Plan Charges	4,527	234	40	4,801
Cash paid	(3,646)	(262)	—	(3,908)
Asset disposal	—	—	(40)	(40)
Converted to note payable	—	(40)	—	(40)
Lease termination settlement reversal	—	(210)	—	(210)
Balance at December 31, 2004	881	73	—	954
Plan Charges	451	—	—	451
Vacation Accrual	91	—	—	91
Cash paid	(1,423)	(73)	—	(1,496)
Balance at December 31, 2005	$ —	$ —	$ —	$ —

16. Income Taxes

We account for income taxes under SFAS No. 109, "Accounting for Income Taxes." Deferred income tax assets and liabilities are determined based upon differences between financial reporting and tax basis of assets and liabilities and are measured using the enacted tax rates and laws that will be in effect when the differences are expected to reverse.

The components of the income tax provision are as follows:

	Year Ended December 31		
	2005	2004	2003
Current:			
Federal Income Tax Expense	$—	$—	$—
State Income Tax Expense	20	23	82
Subtotal	20	23	82
	—	—	—
Deferred:			
Federal Income Tax Expense	—	—	—
State Income Tax Expense	—	—	—
Subtotal	—	—	—
Total	$20	$23	$82

A reconciliation of the differences between the effective income tax rate and the statutory federal tax rate follows:

	Year Ended December 31		
	2005	2004	2003
Tax at U.S. statutory rate	$(5,050)	$(11,772)	$(5,644)
State taxes, net of federal benefit	(409)	(997)	(413)
Goodwill amortization	—	—	—
Change in valuation allowance	5,437	12,776	5,807
Other	42	16	332
	$ 20	$ 23	$ 82

Significant components of our deferred tax assets and liabilities are as follows:

	Year Ended December 31		
	2005	2004	2003
Current deferred tax assets:			
Accounts receivable	$ 7,529	$ 4,167	$ 5,246
Other Reserves	2,025	2,241	1,968
Accrued Expenses	414	821	145
Noncurrent deferred tax assets:			
Net operating loss carryforward	120,035	117,678	106,691
Fixed assets	—	—	—
Deferred revenue	—	—	271
Deferred compensation	—	—	181
Excess Capital Losses	133	133	133
Other	22	389	480
Gross deferred tax assets	130,158	125,429	115,115
Less: Valuation Allowance	130,113	(124,676)	(111,900)
	45	753	3,215
Noncurrent deferred tax liabilities:			
Property and equipment	(45)	(579)	(2,346)
Intangible assets	—	(174)	(869)
Net deferred tax asset (liability)	$ —	$ —	$ —

Generally accepted accounting principles require a valuation allowance to reduce the deferred tax assets reported if, based on the weight of the evidence, it is more likely than not that some portion or all of the deferred tax assets will not be realized. After consideration of all of the evidence, both positive and negative, management has determined that a valuation allowance of $130.1 million is necessary at December 31, 2005 to offset the net deferred tax asset.

At December 31, 2005, our net operating loss carryforward for federal income tax purposes is approximately $315.9 million, expiring in various amounts from 2018 through 2025. Utilization of our net operating loss may be subject to substantial annual limitations due to the ownership change rules as provided by the Internal Revenue Code and similar state provisions. Such annual limitation could result in the expiration of the net operating loss being utilized.

17. Commitments and Contingencies

We have disputed billings and access charges from certain inter-exchange carriers ("IXCs") and incumbent local exchange carriers ("ILECs"). We contend that the invoicing and billings of these access charges are not in accordance with the interconnection, service level, or tariff agreements between us and certain IXCs and ILECs. We have not paid these disputed amounts and management believes that we will prevail in these disputes. At December 31, 2005, the total disputed amounts were approximately $19.4 million. We have accrued for $10.3 million, which represents the access charges that we believe are valid or that may be deemed valid.

As of December 31, 2005, we have agreements with two long-distance carriers to provide transmission and termination services for all of our long distance traffic. These agreements generally provide for the resale of long distance services on a per-minute basis and contain minimum volume commitments. As a result of not fulfilling all of our volume commitments as outlined in one of these contracts, we agreed to pay an increased per minute charge for minutes until the achievement of certain minimum minute requirements. Once we meet the new agreed upon minimum minutes we will revert to the terms of our original agreement. All other terms of the original agreement continue in full force.

On April 15, 2005, Trinsic entered into a Wholesale Advantage Services Agreement with Verizon Services Company on behalf of Verizon's Incumbent Local Exchange Carriers (Verizon ILECs). The Wholesale Advantage Services Agreement will act as a replacement for Trinsic's existing Interconnection Agreements for the provision of UNE-P services in Verizon service areas. As long as Trinsic meets certain volume commitments, Verizon will continue to provide a UNE-P "like" service at gradually increasing rates for a five year period. The contract contains a take-or-pay clause that is applicable for every month starting in May 2005. The calculation is based on a snapshot of lines we had in service as of March 31, 2005 — the baseline volume. If Trinsic is unable to replace lines generated by normal churn, this take-or-pay clause may become effective and significantly raise our cost in the Verizon footprint.

In connection with our wholesale services agreement, a portion of customers are provisioned using our company code. Therefore, we are the customer of record for the Regional Bell Operating Companies' wholesale billing. It is very likely that the state commissions would require us to continue providing services to our wholesale customers for at least a 90-day period, regardless of whether our wholesale relationship continues. See footnote 24 — Subsequent Events for an update on our wholesale agreement with Sprint.

We have agreed to certain service level agreements ("SLA"s) for providing service under our wholesale agreement. If we were to not fulfill the SLAs after the phase-in period there are certain remedies including but not limited to financial compensation. We have not had to pay or accrue any financial compensation as a result of any SLAs since our inception. See footnote 24 — Subsequent Events for an update on our wholesale agreement with Sprint.

18. Related Party Transactions

In December of 2005, we wrote off the remaining note receivable in the amount of $0.9 million from a former employee. The loan was originally recorded as reduction of our equity account as the loan was for the purchase of stock.

On September 29, 2004, we signed an agreement with SipStorm, Inc., a company owned by two of our stockholders and former officers, to transfer selected computer hardware, software and intellectual property rights to SipStorm. Relative to the purchase, SipStorm assumed responsibility for certain accounts payable, future maintenance payments and provided a promissory note in the amount of $2.8 million. The promissory note was settled for $0.3 million during the second quarter of 2005. The note was collateralized by shares of our common stock owned by the directors of SipStorm and $0.3 million reflected the estimated realizable value of that portion of our common stock at the time of the settlement. In anticipation of the settlement, $2.5 million in bad debt expense was booked during the first quarter of 2005.

In August 2003, we accelerated the vesting of 122,223 stock options granted to an executive as part of his severance agreement. This acceleration resulted in the employee being fully vested in stock options with a strike price of $1.30 per share and was in-the-money trading at $2.02 per share as the time of acceleration. As a result of this transaction we recorded approximately $0.1 million in general and administrative expense.

In February 2003, we received a payment of $0.5 million from an executive officer and board member in fulfillment of an outstanding note receivable.

We paid interest on our related party term debt in the amounts of $1.1 million, $0.3 million and $0.3 million for the years ended December 31, 2005, 2004 and 2003, respectively.

19. Employee Benefit Plan

In 1999, we established a 401(k) plan covering defined employees who meet established eligibility requirements. Under the original plan provisions, we did not make matching contributions. Effective September 15, 2000, we merged the plans of Touch 1 and Trinsic and established a matching contribution for the 401(k) plan to 50% of participating contributions to a maximum matching amount of 5% of a participant's compensation. As of July 2004, we discontinued our matching contribution. Our contributions were approximately $0.0 million, $0.3 million and $0.5 million for the years ended December 31, 2005, 2004 and 2003, respectively.

20. Stock-Based Compensation

Effective October 30, 1998, we adopted the 1998 Equity Participation Plan ("1998 Plan"), for the grant to eligible employees and eligible participants of options to purchase up to 25,220 shares of our common stock. During September and November 1999, the Board of Directors (the "Board") increased the shares available for grant under the 1998 Plan to 120,000 and 150,000 shares, respectively. The 1998 Plan was terminated in 2000.

Effective April 20, 2000, we adopted the 2000 Equity Participation Plan ("2000 Plan"). This plan allows for the grant to eligible employees and eligible participants of options to purchase up to 40,000 shares of our common stock. Restricted stock, dividend equivalents, deferred stock and stock appreciation rights may be awarded in lieu of stock options. The 2000 Plan automatically increases the number of shares available for grant on the first day of each fiscal year beginning in 2001 equal to the lesser of (i) 60,000 shares, (ii) 6% of the outstanding shares on such date, or (iii) a lesser amount determined by the Board.

Effective November 19, 2004, we adopted the 2004 Stock Incentive Plan ("2004 Plan"). This plan allows for the grant to eligible employees and eligible participants of options to purchase up to 480,815 shares of our common stock. Restricted stock, dividend equivalents, deferred stock and stock appreciation rights may be awarded in lieu of stock options.

Our plans are administered by a committee appointed by the Board, or by the Board. The Board or the appointed committee shall administer the 1998, 2000 and 2004 Plans, select the eligible employees and eligible participants to whom options will be granted, the price to be paid, the exercise period and the number of shares subject to any such options and interpret, construe and implement the provisions of the Plans.

Stock option grants approximate the fair market value at the date of grant. The vesting periods on these options range from immediately to four years and have a maximum contractual life of ten years.

Prior to the adoption of the 1998 Plan, the Board awarded options (the "Initial Plan") for the right to purchase 77,376 shares of common stock at a weighted average option price per share of $141.50. The vesting periods on these options range from immediately to four years, and have a maximum contractual life of ten years.

A summary of the stock option activity for the years ended December 31, 2005 and 2004 is presented below.

	Initial Plan		1998 Equity Participation Plan		2000 Equity Participation Plan		Total	
	Number of Shares	Weighted Average Exercise Price	Number of Shares	Weighted Average Exercise Price	Number of Shares	Weighted Average Exercise Price	Number of Shares	Weighted Average Exercise Price
Outstanding, December 31, 2003	43,521	142.50	41,713	678.00	166,079	105.00	251,312	207.00
Granted	—	—	—	—	45,367	136.00	45,367	136.00
Exercised	—	—	(44)	182.00	(7,326)	66.00	(7,370)	66.70
Forfeited	—	—	(30,844)	239.90	(34,247)	118.20	(65,091)	175.90
Expired	—	—	(22)	182.00	—	—	(22)	182.00
Outstanding, December 31, 2004	43,521		10,802		169,873		224,196	
Granted	—	—	—	—	94	4.19	94	4.19
Exercised	—	—	—	—	—	—	—	—
Forfeited	(27,084)	176.13	(7,350)	1,017.55	(117,268)	141.23	(151,702)	189.92
Expired	—	—	—	—	—	—	—	—
Outstanding, December 31, 2005	16,437		3,452		52,699		72,588	

We did not grant any options to non-employees during 2005 or 2004.

The following table summarizes information about stock options outstanding at December 31, 2005:

	Number Outstanding	Number Exercisable	Weighted Average Exercisable Price
$0.00 – $50.00	539	539	$ 31.37
$50.01 – $100.00	39,991	39,972	$ 68.62
$100.01 – $150.00	14,741	12,048	$ 134.09
$150.01 – $200.00	2,735	—	$ —
$250.01 – $300.00	1,947	1,774	$ 272.50
$300.01 – $350.00	1,604	1,604	$ 350.00
$350.01 – $400.00	1,729	1,729	$ 371.94
$400.01 – $450.00	147	147	$ 448.60
$450.01 – $500.00	220	220	$ 500.00
$550.01 – $600.00	133	133	$ 600.00
$600.01 – $650.00	4,940	4,939	$ 650.00
$650.01 – $700.00	240	240	$ 700.00
$700.01 – $750.00	100	100	$ 750.00
Greater than $1,000.00	3,522	3,522	$1,907.33
	72,588	66,967	

21. Computation of Net Loss Per Share

Basic net loss per share is computed by dividing net loss attributable to common stockholders by the weighted average number of common shares outstanding during the period. Incremental shares of common stock equivalents are not included in the calculation of net loss per share as the inclusion of such equivalents would be anti-dilutive.

Net loss per share is calculated as follows:

	Year Ended December 31,		
	2005	2004	2003
Basic and diluted net loss per share:			
Net loss	$ (14,427)	$ (33,613)	$ (16,127)
Less mandatorily redeemable convertible preferred stock dividends and accretion	—	(15,326)	(17,480)
Less preferred stock conversion loss	—	(57,584)	—
Less deemed dividend related to beneficial conversion feature	—	—	(186)
Net loss attributable to common stockholders	$ (14,427)	$ (106,523)	$ (33,793)
Weighted average common shares outstanding	8,524,846	1,167,678	707,938
Basic and diluted net loss attributable to common stockholders per share	$ (1.69)	$ (91.23)	$ (47.73)

For each of the periods presented, basic and diluted net loss per share is the same. The following table includes potentially dilutive items that were excluded from the computation of diluted net loss per share for all periods presented because to do so would be anti-dilutive in each case:

	Year Ended December 31,		
	2005	2004	2003
Unexercised stock options	72,588	224,196	251,312
Unexercised warrants	63,275	107,878	213,055
Mandatorily redeemable preferred stock convertible into common shares	—	—	633,576
Total potentially dilutive shares of common stock equivalents	135,863	332,074	1,097,944

22. Legal and Regulatory Proceedings

During June and July 2001, three separate class action lawsuits were filed against us, certain of our current and former directors and officers (the "D&Os") and firms engaged in the underwriting (the "Underwriters") of our initial public offering of stock (the "IPO"). The lawsuits, along with approximately 310 other similar lawsuits filed against other issuers arising out of initial public offering allocations, have been assigned to a Judge in the United States District Court for the Southern District of New York for pretrial coordination. The lawsuits against us have been consolidated into a single action. A consolidated amended complaint was filed on April 20, 2002. A Second Corrected Amended Complaint (the "Amended Complaint"), which is the operative complaint, was filed on July 12, 2002.

The Amended Complaint is based on the allegations that our registration statement on Form S-1, filed with the Securities and Exchange Commission ("SEC") in connection with the IPO, contained untrue statements of material fact and omitted to state facts necessary to make the statements made not misleading by failing to disclose that the underwriters allegedly had received additional, excessive and undisclosed commissions from, and allegedly had entered into unlawful tie-in and other arrangements with, certain customers to whom they allocated shares in the IPO. The plaintiffs in the Amended Complaint assert claims against us and the D&Os pursuant to Section 11 of the Securities Act of 1933 and Section 10(b) of the Securities Exchange Act of 1934 and Rule 10b-5 promulgated by the SEC there under. The plaintiffs in the Amended Complaint assert claims against the D&Os pursuant to Sections 11 and 15 of the Securities Act of 1933 and Sections 10(b) and 20(a) of the Securities Exchange Act of 1934 and Rule 10b-5 promulgated by the SEC there under. The plaintiffs seek an undisclosed amount of damages, as well as pre-judgment and post-judgment interest, costs and expenses, including attorneys' fees, experts' fees and other costs and disbursements. Initial discovery has begun. We believe we are entitled to indemnification from our Underwriters.

A settlement has been reached by the plaintiffs, the issuers and insurers of the issuers. The principal terms of the proposed settlement are (i) a release of all claims against the issuers and their officers and directors, (ii) the assignment by the issuers to the plaintiffs of certain claims the issuers may have against the Underwriters and (iii) an undertaking by the insurers to ensure the plaintiffs receive not less than $1 billion in connection with claims against the Underwriters. Hence, under the terms of the proposed settlement our financial obligations will likely be covered by insurance. To be binding the settlement must be approved by the court. The court has given preliminary, but not final approval of the settlement.

Susan Schad, on behalf of herself and all others similarly situated, filed a putative class action lawsuit against Trinsic Communications, Inc. (formerly known as Z-Tel Communications, Inc.), our wholly-owned subsidiary corporation, on May 13, 2004. The Original Complaint alleged that our subsidiary engaged in a pattern and practice of deceiving consumers into paying amounts in excess of their monthly rates by deceptively labeling certain line-item charges as government-mandated taxes or fees when in fact they were not. The Original Complaint sought to certify a class of plaintiffs consisting of all persons or entities who contracted with Trinsic for telecommunications services and were billed for particular taxes or regulatory fees. The Original Complaint asserted a claim under the Illinois Consumer Fraud and Deceptive Businesses Practices Act and sought unspecified damages, attorneys' fees and court costs. On June 22, 2004, we filed a notice of removal in the state circuit court action, removing the case to the federal district court for the Northern District of Illinois, Eastern Division, C.A. No. 4 C 4187. On July 26, 2004, Plaintiff filed a motion to remand the case to the state circuit court. On January 12, 2005, the federal court granted the motion and remanded the case to the state court. On October 17, 2005, the state court heard argument on Trinsic's motion to dismiss the lawsuit and granted that motion, in part with prejudice. The court dismissed with prejudice the claims relating to the "E911 Tax," the "Utility Users Tax," and the "Communications Service Tax." The court found that those tax charges were specifically authorized by state law or local ordinance, and thus cannot be the basis of a Consumer Fraud claim. The court also dismissed (but with leave to replead) the claims relating to the "Interstate Recovery Fee" and the "Federal Regulatory Compliance Fee." The court determined that plaintiff had failed to allege how she was actually damaged by the allegedly deceptive description of the charges. On November 15, 2005, Plaintiff filed a First Amended Class Action Complaint alleging that Trinsic mislabeled its "Interstate Recovery Fee" and "Federal Cost Recovery Fee" in supposed violation of the Illinois Consumer Fraud and Deceptive Business Practices Act. As with the Original Complaint, the First Amended Class Action Complaint seeks damages, fees, costs, and class certification. Trinsic filed a further Motion to Dismiss which is now fully briefed and will be heard by the Court on April 3, 2006. While the partial dismissal with prejudice is a positive development, and although we believe the plaintiff's allegations are without merit and intend to defend the lawsuit vigorously, we cannot predict the outcome of this litigation with any certainty.

On November 19, 2004, the landlord of our principal Tampa, Florida facility sued us seeking a declaration of its rights and obligations under the lease and damages for breach of contract. We assert that the landlord has failed to provide certain services in accordance with the lease, including maintenance of air conditioning and emergency electrical generating systems crucial to our operations. We have taken steps necessary to provide this maintenance and have offset the costs of these measures against the rent, which we believe we are entitled to do under the lease. Thus far we have withheld approximately $0.2 million. We also believe we are entitled to reimbursement from the landlord for approximately $0.02 million in costs associated with improvements to the leased space.

On November 19, 2004, a provider of parking spaces for our Tampa facilities sued us for parking fees in excess of $0.3 million. Pursuant to our lease we are entitled to a number of free spaces and we are obligated to pay for additional usage of parking spaces. We believe the provider has substantially overstated our use of the spaces. We expect to resolve this dispute.

23. Segment Reporting

We have two reportable operating segments: Retail Services and Wholesale Services.

The retail services segment includes our residential and business services that offer bundled local and long-distance telephone services in combination with enhanced communication features accessible, through the telephone, the Internet and certain personal digital assistants. We provide these services in forty-nine states. This segment also includes our Touch 1 residential long-distance offering that is available nation-wide.

The wholesale services segment allows companies to offer telephone exchange and enhanced services to residential and small business customers. This service is currently available in 46 states and Sprint is our only customer for this offering.

As discussed in Note 24. — Subsequent Events, we have entered into an agreement to acquire the Sprint lines for which we currently provide services on a wholesale basis. Upon the completion of this transaction on February 1, 2006 we will no longer provide wholesale services and will discontinue Segment reporting.

Management evaluates the performance of each business unit based on segment results, exclusive of adjustments for unusual items and depreciation and amortization. Special items are transactions or events that are included in our reported consolidated results but are excluded from segment results due to their nonrecurring or non-operational nature. It is also important to understand when viewing our segment results that we only record direct expenses in our wholesale services and therefore, all employee benefits, occupancy, insurance, and other indirect or overhead related expenses are reflected in the retail services segment.

The following summarizes the financial information concerning our reportable segments for the years ended December 31, 2005, 2004 and 2003:

	December 31,		
	2005	2004	2003
Retail Services			
Revenues	$148,139	$171,024	$205,059
Depreciation and amortization	$ 11,365	$ 19,019	$ 20,956
Segment results	$(15,030)	$(25,816)	$(18,754)
Capital expenditures	$ 3,526	$ 9,510	$ 10,239
Identifiable assets	$ 35,001	$ 55,260	$ 69,325

	December 31,		
	2005	2004	2003
Wholesale Services			
Revenues	$41,066	$80,453	$84,121
Depreciation and amortization	$ 143	$ 745	$ 2,493
Segment results	$12,974	$20,126	$24,717
Capital expenditures	$ —	$ —	$ 797
Identifiable Assets	$ 6,320	$ 6,076	$12,345

The following table reconciles our segment information to the consolidated financial information for 2005, 2004 and 2003:

	December 31,		
	2005	2004	2003
Revenues			
Retail segment	$148,139	$171,024	$205,059
Wholesale segment	41,066	80,453	84,121
Total consolidated	$189,205	$251,477	$289,180

	December 31,		
	2005	2004	2003
Segment results:			
Retail segment	$(15,030)	$(25,816)	$(18,754)
Wholesale segment	12,974	20,126	24,717
Retroactive reduction to network access rate	—	—	2,500
Restructuring charge	(451)	(4,801)	—
Depreciation and amortization	(11,508)	(19,764)	(23,449)
Total consolidated operating loss	$(14,015)	$(30,255)	$(14,986)

24. Subsequent Events

On January 12, 2006, we borrowed $1.0 million from the Fund. In connection with the loan, and the previous $1.0 million loan received December 15, 2005, we delivered to the Fund a promissory note bearing interest at 12% annually and due on demand and a mortgage on certain real property we own in Atmore, Alabama where we have an operations center. Under the promissory note we may be required to grant additional security to the Fund.

On February 1, 2006, we amended our accounts receivable financing facility with Thermo by increasing the facility to $33 million. The amendment also gives us the option to further increase the facility up to $38 million during the next six months.

On February 1, 2006 we acquired 96,151 UNE-P local access lines, for which we previously provided services on a wholesale basis, from Sprint. We acquired the lines pursuant to a definitive agreement dated October 25, 2005. Under the agreement we purchased the lines for $9.6 million, of which we paid $2.4 million at closing. The remainder will be paid in 15 equal monthly payments of $0.5 million.

On February 13, 2006, we entered into a definitive agreement to sell approximately 43,000 local access lines to Access Integrated Networks, Inc., a privately-held telephone company headquartered in Macon,

Georgia. The lines represent substantially all of our residential and small business lines within BellSouth territories, including Alabama, Florida, Georgia, Kentucky, Louisiana, Mississippi, North Carolina, South Carolina and Tennessee. Lines serving multi-unit enterprises were excluded from the sale. We expect to close the sale within several months pending regulatory approvals. The total purchase price will depend upon the number of lines in service at the time of closing. In addition, Access Integrated Networks agreed to utilize our voicemail platform for at least one year after the sale.

On March 3, 2006 we initiated a reduction in force which terminated the employment of approximately 118 employees. We expect to incur a one time charge during the first quarter of 2006 of approximately $0.3 million consisting primarily of post termination wages and salaries we intend to pay to those employees and the associated payroll taxes. Substantially all of those post termination wages will be paid within 60 days following the reduction in force. In association with the reduction in force we have ceased actively marketing our IP telephony services. Services to our current IP telephony customers will be unaffected.

Supplemental Quarterly Financial Information (Unaudited)

In the following summary of quarterly financial information, all adjustments necessary for a fair presentation of each period were included.

	Quarter Ended			
	March 31, 2005	June 30, 2005	September 30, 2005	December 31, 2005
Revenues	$ 57,131	$ 50,797	$ 44,030	$ 37,247
Operating loss	$ (4,609)	$ (1,874)	$ (1,842)	$ (5,690)
Net income (loss)	$ 442	$ (3,257)	$ (4,550)	$ (7,062)
Net income (loss) per share (1-2)	$ 0.08	$ (0.59)	$ (0.82)	$ (0.40)
Weighted average shares outstanding(2)	5,518,530	5,533,564	5,520,137	17,518,573

	Quarter Ended			
	March 31, 2004	June 30, 2004	September 30, 2004	December 31, 2004
Revenues	$ 68,467	$ 63,797	$ 60,912	$ 58,301
Operating loss	$ (9,971)	$ (9,464)	$ (9,733)	$ (1,087)
Net loss	$ (10,384)	$ (11,111)	$ (10,342)	$ (1,776)
Loss per share (1-2)	(14.40)	(15.18)	(13.73)	(0.73)
Weighted average shares outstanding(2)	721,338	732,174	753,005	2,441,636

(1) Net income (loss) per share were calculated for each three-month period on a stand-alone basis.

(2) Information for all periods presented has been restated for the one for ten reverse stock split in 2005.

Item 9. *Changes in and Disagreements with Accountants on Accounting and Financial Disclosure*

None.

Item 9A. *Controls and Procedures*

Evaluation of Disclosure Controls and Procedures

We maintain disclosure controls and procedures designed to ensure that material information related to us, including our consolidated subsidiaries, is recorded, processed, summarized and reported in accordance with SEC rules and forms. Our management, with the participation of Chief Executive Officer, Horace J. Davis, III and Chief Financial Officer, Edward D. Moise, Jr., has evaluated the effectiveness of our disclosure controls and procedures as of the end of the period covered by this report. Based on their evaluation as of the end of the period covered by this report, Mr. Davis and Mr. Moise, Jr. have concluded that, as a result of the material weaknesses discussed below, our disclosure controls and procedures (as defined in Rules 13a-15(e) and 15d-15(e) under the Securities Exchange Act of 1934, as amended) were not sufficiently effective to ensure that the information required to be disclosed by us in our SEC reports was recorded, processed, summarized and reported so as to ensure the quality and timeliness of our public disclosures in compliance with SEC rules and forms. The areas of the internal controls that are deemed by our management to contain material weaknesses surround the failure during the year ended December 31, 2005 to retain financial reporting personnel necessary to properly identify, research, review and conclude in a timely fashion, related to certain non-routine or complex accounting issues and related disclosures timely, and the failure the year ended December 31, 2005 to appropriately and accurately document the Company's processes and procedures over the revenue and accounts receivable cycles, which could affect the reported results for the accounting period.

The certifications attached as Exhibits 31.1 and 31.2 hereto should be read in conjunction with the disclosures set forth herein.

Changes in Internal Control over Financial Reporting

There was no change in our internal control over financial reporting that occurred during our most recent fiscal quarter that has materially affected, or is reasonably likely to materially affect, our internal control over financial reporting.

Remediation of Material Weaknesses

The material weaknesses in our disclosure controls and procedures stated above in "Evaluation of Disclosure Controls and Procedures" requires us to make changes in internal controls over financial reporting. As a result, we recently hired additional financial reporting personnel with the requisite skills necessary to properly identify, research, review and conclude related to non-routine or complex accounting issues and related disclosures timely. We will also appropriately and accurately document our processes and procedures related to our processes and procedures over the revenue and accounts receivable cycles. Our management believes that these changes in review procedures and the addition of financial reporting personnel will ensure that the disclosed material weaknesses in reporting procedures no longer should have a material effect on financial reporting

PART III

Item 10. *Directors and Executive Officers of the Registrant*

Information regarding directors, nominees for director and executive officers is in our 2006 Annual Meeting proxy statement and is incorporated herein by reference.

Item 11. ***Executive Compensation***

Information regarding executive compensation is included in our 2006 Annual Meeting proxy statement and is incorporated herein by reference.

Item 12. ***Security Ownership of Certain Beneficial Owners and Management***

Information required by this item is included in our 2006 Annual Meeting proxy statement and is incorporated herein by reference.

Item 13. ***Certain Relationships and Related Transactions***

Information required by this item is included in our 2006 Annual Meeting proxy statement and is incorporated herein by reference.

Item 14. ***Principal Accounting Fees and Services***

Information required by this item is included in our 2006 Annual Meeting proxy statement and is incorporated herein by reference.

PART IV

Item 15. ***Exhibits and Financial Statement Schedules***

(a) 1. The following financial statements of Trinsic, Inc. and the report thereon of Carr, Riggs & Ingram, LLC dated March 31, 2006 are filed as part of this report:

Reports of Independent Registered Certified Public Accounting Firm

Consolidated Balance Sheets at December 31, 2005 and 2004

Consolidated Statements of Operations for the years ended December 31, 2005, 2004, 2003

Consolidated Statements of Changes in Stockholders' Deficit for the years ended December 31, 2005, 2004 and 2003

Consolidated Statements of Cash Flows for the years ended December 31, 2005, 2004 and 2003

Notes to Financial Statements

(a) 3. The following exhibits are filed as part of this report.

Exhibit Number	Description
3.1	Amended and Restated Certificate of Incorporation of Trinsic, Inc. as amended. Incorporated by reference to the correspondingly numbered exhibit to our Annual Report on Form 10-K for the year ended December 31, 2004 filed April 15, 2005.
3.2	Amended and Restated Bylaws of Trinsic, as amended. Incorporated by reference to the correspondingly numbered exhibit to our Quarterly report on Form 10-Q for the quarter ended September 30, 2004 filed November 15, 2004.
3.3	Certificate of Amendment to the Amended and Restated Certificate of Incorporation of Trinsic, Inc. Incorporated by reference to Exhibit 3.3 to our Form 8-K filed September 28, 2005.
4.1	Form of Common Stock Certificate. Incorporated by reference to the correspondingly numbered exhibit to our Annual Report on Form 10-K for the year ended December 31, 2004 filed April 15, 2005.
4.2	See Exhibits 3.1, 3.2 and 3.3. of this report for provisions of the Amended and Restated Certificate of Incorporation, as amended, and our Bylaws, as amended, defining rights of security holders.

Exhibit Number	Description
4.6	Form of Warrant for the purchase of shares of our common stock by each of the purchasers of our Series D Convertible Preferred Stock. Incorporated by reference to the correspondingly numbered exhibit to our Quarterly Report on Form 10-Q for the quarter ended June 30, 2000, filed on August 14, 2000.
4.7	Stock and Warrant Purchase Agreement, dated October 19, 2000, by and among us and The 1818 Fund III, L.P. Incorporated by reference to the correspondingly numbered exhibit to our Quarterly Report on Form 10-Q for the quarter ended September 30, 2000, filed on November 14, 2000.
4.9	Registration Rights Agreement between and among us and The 1818 Fund III, L.P. Incorporated by reference to the correspondingly numbered exhibit to our Quarterly Report on Form 10-Q for the quarter ended September 30, 2000, filed on November 14, 2000.
4.10	Warrant issued to The 1818 Fund III, L.P. for the purchase of shares of our common stock. Incorporated by reference to the correspondingly numbered exhibit to our Quarterly Report on Form 10-Q for the quarter ended September 30, 2000, filed on November 14, 2000.
4.11	Certificate of Designation of Series F Junior Participating Preferred Stock. Incorporated by reference to the correspondingly numbered exhibit to our Annual Report on Form 10-K for the year ended December 31, 2000, filed on March 30, 2001.
4.12	Rights Agreement dated as of February 19, 2001 between Z-Tel Technologies, Inc. and American Stock Transfer & Trust Company, as Rights Agent, as amended July 2, 2001. Incorporated be reference to the correspondingly numbered exhibit to our quarterly report on Form 10-Q for the quarter ended June 30, 2001.
4.13	Amendment No. 1 to Rights Agreement dated as of November 19, 2004 between Z-Tel Technologies, Inc. and American Stock Transfer & Trust Company, as Rights Agent. Incorporated by reference to Exhibit 4.1 to our registration statement on form 8-A/A filed on December 6, 2004.
4.14	Amendment No. 2 to Rights Agreement dated as of July 19, 2005, between Trinsic, Inc. and American Stock Transfer & Trust Company, as Rights Agent. Incorporated by reference to Exhibit 4.1 to our registration statement on form 8-A/A filed on July 21, 2005.
4.15	Stock and Warrant Purchase Agreement, dated as of July 2, 2001, by and between us, D. Gregory Smith, and others. Incorporated by reference to Exhibit 1 to Amendment No. 1 of the Schedule 13D filed July 12, 2001 with respect to our common stock by, among other persons, The 1818 Fund III, L.P.
4.16	Warrant for the Purchase of Shares of Common Stock of Trinsic, dated as of July 2, 2001. Incorporated by reference to Exhibit 2 to Amendment No. 1 of the Schedule 13D filed July 12, 2001 with respect to our common stock by, among other persons, The 1818 Fund III, L.P.
4.17	Backup Purchase Agreement, dated as of July 2, 2001, by and among Z-Tel Communications, Inc., a Delaware corporation and our wholly owned subsidiary, Touch 1 Communications, Inc., an Alabama corporation and our wholly owned subsidiary, D. Gregory Smith and others. Incorporated by reference to Exhibit 4 to Amendment No. 1 of the Schedule 13D filed July 12, 2001 with respect to our common stock by, among other persons, The 1818 Fund III, L.P.
4.18	Additional Investor Registration Rights Agreement, dated as of July 2, 2001, between Z-Tel, D. Gregory Smith and others. Incorporated by reference to Exhibit 5 to the Schedule 13D filed July 24, 2001 with respect to our common stock by, among other persons, D. Gregory Smith.
4.19	Voting Agreement, dated as of June 29, 2001, between us and certain of our stockholders. Incorporated by reference to Exhibit 5 to Amendment No. 1 of the Schedule 13D filed July 12, 2001 with respect to our common stock by, among other persons, The 1818 Fund III, L.P.
4.20	Exchange and Purchase Agreement dated July 15, 2005 between Trinsic, Inc. and The 1818 Fund III, L.P. Incorporated by reference to Exhibit A to our Form 8-K filed July 20, 2005.
4.21	Certificate of Designation of Convertible Preferred Stock, Series H. Incorporated by reference to Exhibit B to our Form 8-K filed July 20, 2005.
4.22	Voting Agreement, dated August 31, 2005, between us and The 1818 Fund III, L.P. Incorporated by reference to Exhibit B to our Form 8-K filed September 7, 2005.

Exhibit Number	Description
10.2.1	1998 Equity Participation Plan. Incorporated by reference to the correspondingly numbered exhibit to our Registration Statement on Form S-1 (File No. 333-89063), originally filed October 14, 1999, as amended and as effective December 14, 1999.
10.2.2	2000 Equity Participation Plan, as amended. Incorporated by reference to the correspondingly numbered exhibit to our Annual Report on Form 10-K for the year ended December 31, 2004 filed April 15, 2005.
10.2.3	2004 Stock Incentive Plan. Incorporated by reference to Exhibit 4.1 to our Registration Statement on Form S-8 filed May 8, 2005.
10.3	Loan and Security Agreement, dated April 22, 2004, by and between Textron Financial Corporation and Z-Tel. Incorporated by reference to Exhibit 10.2 of our Registration Statement on Form S-3 (File No. 333-116747), originally filed June 22, 2004, as amended and as effective July 15, 2004.
10.4	Receivables Sales Agreement dated as of July 27, 2000 by and between Z-Tel Communications, Inc., as seller and subservicer, Touch 1 Communications, Inc., as seller and subservicer, and RFC Capital Corporation, as purchaser. Incorporated by reference to the correspondingly numbered exhibit to our Quarterly Report on Form 10- Q for the quarter ended June 30, 2000, filed on August 14, 2000, with an amendment extending the agreement until July 27, 2004.
10.5	Form of Indemnification Agreement for our executive officers and directors. Incorporated by reference to the correspondingly numbered exhibit to our Annual Report on Form 10-K for the year ended December 31, 2000, filed on March 30, 2001.
10.6	Employment Agreement of Horace J. Trey Davis III, dated August 14, 2002. Incorporated by reference to the correspondingly numbered exhibit to our Quarterly Report on Form 10-Q for the quarter ended March 31, 2004, filed on May 17, 2004. By amendment dated October 5, 2004, the annual salary was increased to $300,000. The amendment is incorporated by reference to Exhibit 99.1 to Form 8-K filed October 12, 2004.
10.7	Modification and Termination Agreement dated January 27, 2005 with Textron Financial Corporation modifying our Loan and Security Agreement dated April 22, 2004. Incorporated by reference to Exhibit 10.4 to Form 8-K filed February 2, 2005.
10.8	Asset Sale and Purchase Agreement dated September 29, 2004, between and among Sipstorm, Inc. and us. Incorporated by reference to Exhibit 99.1 to October 6, 2004.
10.11	Promissory Note, dated September 10, 1999, from Touch 1 Communications, Inc. to William F. Corman (First Revocable Trust). Incorporated by reference to the correspondingly numbered exhibits to our Annual Report on Form 10-K for the year ended December 31, 2000, filed on March 30, 2001.
10.14	Receivables Sales Agreement, dated as of March 28, 2005, by and between Trinsic Communications Inc. and Touch 1 Communications s Inc., collectively as Seller and Subservicer, and Thermo Credit, LLC, as Purchaser and Master Servicer. Incorporated by reference to Exhibit 10.1 to our o Form 8-K filed April 5, 2005.
10.15	Promissory Note, dated December 15, 2005, from Trinsic, Inc. to The 1818 Fund III, L.P. Incorporated by reference to Exhibit A to Form 8-K filed December 21, 2005.
10.16	Agreement for Purchase and Sale of Customer Access Lines, dated October 25, 2005, by and among Sprint Communications Company L.P., Sprint Communications Company of Virginia, Inc. and Trinsic, Inc.
21.	List of Subsidiaries.
23a.	Consent of PricewaterhouseCoopers LLP.
23b.	Consent of Carr Riggs & Ingram LLC.
31.1	Certification of the Chief Executive Officer.
31.2	Certification of the Chief Financial Officer.
32.1	Written Statement of the Chief Executive Officer Pursuant to 18 U.S.C.§.1350.
32.2	Written Statement of the Chief Financial Officer Pursuant to 18 U.S.C.§.1350.

SIGNATURES

Pursuant to the requirements of Section 13 or 15(d) of the Securities Exchange Act of 1934, the Registrant has duly caused this Report to be signed on its behalf by the undersigned, thereunto duly authorized, as of the 31st day of March 2006.

TRINSIC, INC.

By: /s/ HORACE J. DAVIS, III

Horace J. Davis, III
Chief Executive Officer

Pursuant to the requirements of the Securities Exchange Act of 1934, this Report has been signed below by the following persons on behalf of the Registrant in the capacities and on the dates indicated.

Signature	Title	Date
/s/ HORACE J. DAVIS, III Horace J. Davis, III	Chief Executive Officer (Principal Executive Officer)	March 31, 2006
/s/ EDWARD D. MOISE, JR. Edward D. Moise, Jr.	Chief Financial Officer (Principal Financial and Accounting Officer)	March 31, 2006
/s/ ANDREW C. COWEN Andrew C. Cowen	Director	March 31, 2006
/s/ RICHARD F. LAROCHE, JR. Richard F. LaRoche, Jr.	Director	March 31, 2006
/s/ LAWRENCE C. TUCKER Lawrence C. Tucker	Director	March 31, 2006
/s/ W. ANDREW KRUSEN, JR. W. Andrew Krusen, Jr.	Director	March 31, 2006
/s/ ROY NEEL Roy Neel	Director	March 31, 2006
/s/ RAYMOND L. GOLDEN Raymond L. Golden	Director	March 31, 2006

A signed original of this report has been provided to Trinsic, Inc. and will be retained by the Trinsic, Inc. and furnished to the Securities and Exchange Commission or its staff upon request.

Exhibit 21

List of Subsidiaries

Trinsic Communications, Inc., a Delaware corporation
Z-Tel Network Services, Inc., a Delaware corporation
Z-Tel Business Networks, Inc., a Delaware corporation
Z-Tel, Inc., a Nevada corporation
Z-Tel Holdings, Inc., a Florida corporation
Trinsic Communications of Virginia, Inc., a Virginia corporation
Touch 1 Communications, Inc., an Alabama corporation
Z-Tel Investments, Inc., a Delaware corporation
DirecTEL, Inc., an Alabama corporation
DirectCONNECT, Inc., an Alabama corporation
Z-Tel Consumer Services, LLC, an Alabama limited liability company

Exhibit 23a.

CONSENT OF INDEPENDENT REGISTERED CERTIFIED PUBLIC ACCOUNTING FIRM

We hereby consent to the incorporation by reference in the Registration Statement on Form S-8 (No. 333-41668, No. 333-74554, and No. 124682 (as amended)) and on Form S-3 (No. 333-116747 (as amended)) of Trinsic, Inc. of our report dated April 14, 2005 relating to the financial statements, which appear in the Annual Report on Form 10-K for the year ended December 31, 2004.

PricewaterhouseCoopers LLP

Tampa, Florida
March 31, 2006

Exhibit 23b.

Consent of Independent Registered Public Accounting Firm

We consent to the incorporation by reference in registration statements on Form S-8 (No. 333-41668, No. 333-74554, and No. 124682 (as amended)) and on Form S-3 (No. 333-116747 (as amended)) of Trinsic, Inc. of our report dated March 31, 2006, relating to our audit of the consolidated financial statements of Trinsic, Inc. included in this Annual Report on Form 10-K for the year ended December 31, 2005. Our report dated March 31, 2006 relating to the consolidated financial statements includes an emphasis paragraph relating to an uncertainty as to the Company's ability to continue as a going concern.

/s/ Carr, Riggs & Ingram, LLC

Montgomery, Alabama
March 31, 2006

EXHIBIT 31.1

CERTIFICATION OF CHIEF EXECUTIVE OFFICER

I, Horace J. Davis III, certify that —

1. I have reviewed this Annual Report on Form 10-K of Trinsic, Inc.;

2. Based on my knowledge, this report does not contain any untrue statement of a material fact or omit to state a material fact necessary in order to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this report;

3. Based on my knowledge, the financial statements, and other financial information included in this report, fairly present in all material respects the financial condition, results of operations and cash flows of the registrant as of, and for, the periods presented in this report;

4. The registrant's other certifying officers and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-15(e) and 15d-15(e)) for the registrant and we have —

a) Designed such disclosure controls and procedures, or caused such disclosure controls and procedures to be designed under our supervision, to ensure that material information relating to the registrant, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this report is being prepared;

b) Evaluated the effectiveness of the registrant's disclosure controls and procedures and presented in this report our conclusions about the effectiveness of the disclosure controls and procedures as the end of the period covered by this report based on such evaluation; and

c) Disclosed in this report any change in the registrant's internal control over financial reporting that occurred during the registrant's most recent fiscal quarter (the registrant's fourth fiscal quarter in the case of an annual report) that has materially affected, or is reasonably likely to materially affect, the registrant's internal control over financial reporting; and

5. The registrant's other certifying officers and I have disclosed, based on our most recent evaluation of internal control over financial reporting, to the registrant's auditors and the audit committee of the registrant's board of directors (or persons fulfilling the equivalent function) —

a) All significant deficiencies and material weaknesses in the design or operation of internal control over financial reporting which are reasonably likely to adversely affect the registrant's ability to record, process, summarize and report financial information; and

b) Any fraud, whether or not material, that involves management or other employees who have a significant role in the registrant's internal control over financial reporting.

/s/ HORACE J. DAVIS III

Horace J. Davis III
Chief Executive Officer

Date: March 31, 2006

A signed original of this written statement has been provided to Trinsic, Inc. and will be retained by the Trinsic, Inc. and furnished to the Securities and Exchange Commission or its staff upon request.

CERTIFICATION OF CHIEF FINANCIAL OFFICER

I, Edward D. Moise, Jr., certify that —

1. I have reviewed this Annual Report on Form 10-K of Trinsic, Inc.;

2. Based on my knowledge, this report does not contain any untrue statement of a material fact or omit to state a material fact necessary in order to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this report;

3. Based on my knowledge, the financial statements, and other financial information included in this report, fairly present in all material respects the financial condition, results of operations and cash flows of the registrant as of, and for, the periods presented in this report;

4. The registrant's other certifying officers and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-15(e) and 15d-15(e)) for the registrant and we have —

a) Designed such disclosure controls and procedures, or caused such disclosure controls and procedures to be designed under our supervision, to ensure that material information relating to the registrant, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this report is being prepared;

b) Evaluated the effectiveness of the registrant's disclosure controls and procedures and presented in this report our conclusions about the effectiveness of the disclosure controls and procedures as the end of the period covered by this report based on such evaluation; and

c) Disclosed in this report any change in the registrant's internal control over financial reporting that occurred during the registrant's most recent fiscal quarter (the registrant's fourth fiscal quarter in the case of an annual report) that has materially affected, or is reasonably likely to materially affect, the registrant's internal control over financial reporting; and

5. The registrant's other certifying officers and I have disclosed, based on our most recent evaluation of internal control over financial reporting, to the registrant's auditors and the audit committee of the registrant's board of directors (or persons fulfilling the equivalent function) —

a) All significant deficiencies and material weaknesses in the design or operation of internal control over financial reporting which are reasonably likely to adversely affect the registrant's ability to record, process, summarize and report financial information; and

b) Any fraud, whether or not material, that involves management or other employees who have a significant role in the registrant's internal control over financial reporting.

/s/ Edward D. Moise, Jr.

Edward D. Moise, Jr.
Chief Financial Officer

Date: March 31, 2006

A signed original of this written statement has been provided to Trinsic, Inc. and will be retained by the Trinsic, Inc. and furnished to the Securities and Exchange Commission or its staff upon request.

Exhibit 32.1

WRITTEN STATEMENT OF THE CHIEF EXECUTIVE OFFICER PURSUANT TO 18 U.S.C. § 1350

Solely for the purposes of complying with 18 U.S.C. § 1350, I, the undersigned Chief Executive Officer of Trinsic, Inc. (the "Company"), hereby certify, based on my knowledge, that the Annual Report on Form 10-K of the Company for the annual period ended December 31, 2005 (the "Report") fully complies with the requirements of Section 13(a) of the Securities Exchange Act of 1934 and that information contained in the Report fairly presents, in all material respects, the financial condition and results of operations of the Company.

/s/ Horace J. Davis III

Horace J. Davis III

March 31, 2006

A signed original of this written statement has been provided to Trinsic, Inc. and will be retained by the Trinsic, Inc. and furnished to the Securities and Exchange Commission or its staff upon request.

Exhibit 32.2

WRITTEN STATEMENT OF THE CHIEF FINANCIAL OFFICER PURSUANT TO 18 U.S.C. § 1350

Solely for the purposes of complying with 18 U.S.C. § 1350, I, the undersigned Chief Financial Officer of Trinsic, Inc. (the "Company"), hereby certify, based on my knowledge, that the Annual Report on Form 10-K of the Company for the annual period ended December 31, 2005 (the "Report") fully complies with the requirements of Section 13(a) of the Securities Exchange Act of 1934 and that information contained in the Report fairly presents, in all material respects, the financial condition and results of operations of the Company.

/s/ Edward D. Moise, Jr.

Edward D. Moise, Jr.

March 31, 2006

A signed original of this written statement has been provided to Trinsic, Inc. and will be retained by the Trinsic, Inc. and furnished to the Securities and Exchange Commission or its staff upon request.

UNITED STATES SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form 10-K/A
Amendment No. 1

☑ **ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934**

For the year ended December 31, 2005

or

☐ **TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934**

For the transition period from to

Commission file number: 000-28467

TRINSIC, INC.
(Exact name of Registrant as specified in its charter)

Delaware	**59-3501119**
(State or other jurisdiction of incorporation or organization)	*(I.R.S. Employer Identification Number)*

601 South Harbour Island Boulevard, Suite 220
Tampa, Florida 33602
(813) 273-6261
(Address, including zip code, and telephone number including area code, of Registrant's principal executive offices)

Securities registered pursuant to Section 12(b) of the act:
None

Securities registered pursuant to Section 12(g) of the act: Common Stock, par value $.01 per share, preferred stock purchase rights

Indicate by check mark if the registrant is a well-known seasoned issuer (as defined in Rule 405 of the Exchange Act.) Yes ☐ No ☑

Indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or Section 15(d) of the Act. Yes ☑ No ☐

Indicate by check mark whether the Registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the Registrant was required to file such reports) and (2) has been subject to such filing requirements for the past 90 days. Yes ☑ No ☐

Indicate by check mark if disclosure of delinquent filers pursuant to Item 405 of Regulation S-K is not contained herein, and will not be contained, to the best of Registrant's knowledge, in definitive proxy or information statements incorporated by reference in Part III of this Form 10-K or any amendment to this Form 10-K ☐.

Indicate by check mark whether the registrant is an accelerated filer (as defined in Rule 12b-2 of the Exchange Act.) Yes ☐ No ☑

Indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act.) Yes ☐ No ☑

TABLE OF CONTENTS

The aggregate market value of the Registrant's Common Stock held by non-affiliates of the Registrant on June 30, 2005 (assuming solely for these purposes that only directors, executive officers and beneficial owners of greater than 10% of the Registrant's Common Stock are affiliates), based on the closing price of the Common Stock on the Nasdaq SmallCap Market as of such date, was approximately $2,390,703.

The number of shares of the Registrant's Common Stock outstanding as of March 30, 2006 was approximately 17,559,119.

EXPLANATORY NOTE

Our Annual Report on Form 10-K for the year ended December 31, 2005, as filed with the U.S. Securities and Exchange Commission on March 31, 2006, indicated that portions of our definitive proxy statement relating to our 2006 Annual Meeting of Stockholders, to be filed subsequently, were incorporated by reference into Part III of the Report. Instruction G(3) of Form 10-K allows such incorporation by reference if the definitive proxy statement is filed not later than 120 days after the fiscal year end covered by the Form 10-K. We have not filed the definitive proxy statement within such 120 day period. We are filing this Amendment No. 1 to our Annual Report on Form 10-K for the year ended December 31, 2005 to include Part III of Form 10-K (Items 10,-11, 12, 13 and 14).

Other than the changes referred to above, all the information contained in our Form 10-K for the year ended December 31, 2005 remains unchanged. This amendment does not reflect events occurring after the filing of such Form 10-K or in any way modify or update the disclosures contained therein, except as necessary to reflect the amendment described above and as set forth below.

Item 10. *Directors and Executive Officers*

Directors

Directors Whose Present Terms Expire this Year

Lawrence C. Tucker, age 63, has been a Director of Trinsic since November 2000. Mr. Tucker has been with Brown Brothers Harriman & Co., a private banking and investment advisory firm, for 36 years. He was named a general partner of the firm in 1979. Mr. Tucker also serves as a director of National Healthcare Corporation, US Unwired, Inc., Xspedius Communications, LLC and Xspedius Holding Corporation. Mr. Tucker received a B.S. from the Georgia Institute of Technology and an M.B.A. from the Wharton School of the University of Pennsylvania.

Roy Neel, age 60, is Senior Advisor to forme Vice President Al gore and an Adjunct Professor of Political Science at Vanderbilt University, where he teaches courses in Presidential Transitions and Presidential Leadership. He is also chairman of the Jackson Group, a Washington-based consulting firm specializing in public policy and politics, and a director of Blue State Digital, a leading national online communications firm. He served as President Clinton's Deputy Chief of Staff, responsible for coordinating all policy and communications activities for the President. From 1994 to 2001, he served as President and Chief Executive Officer of the U.S. Telecom Association, a trade group representing the regional Bell companies and nearly 1,000 local telecom companies. During that period he helped advance major telecom deregulation laws and was an internationally-recognized speaker on telecom issues.

Directors Whose Present Terms Continue Until 2007

Richard F. LaRoche, Jr., age 60, has served as a Director of Trinsic since September 2002. From 1971 until his retirement in May 2002, Mr. LaRoche served as General Counsel and Secretary of National HealthCare Corporation and beginning in 1986 also served as its Senior Vice President in charge of finance and acquisitions. He is a board member of and serves a Board Secretary for National HealthCare Corporation (AMEX:NHC), National Health Investors, Inc. (NYSE:NHI) and National Health Realty (AMEX: NHR). Throughout his tenure with National HealthCare Corporation, he structured the legal framework of the company's most significant transactions, including overseeing the company's initial public offering, converting

NHC into a master limited partnership from 1986 through 1997, and participating in the creation and international capitalization of National Health Investors (1991) and National Health Realty (1997). Mr. LaRoche is a Dartmouth graduate and holds a law degree from Vanderbilt University School of Law.

W. Andrew Krusen, Jr., age 58, has served as a Director of Trinsic since December 30, 2003. Since 1987, Mr. Krusen has served as Chairman of Dominion Financial Group Inc., a merchant banking company that provides investment capital to emerging business enterprises. Mr. Krusen also serves as Chairman of Dominion Energy and Minerals Corporation, an oil and gas concern, and is a Managing Member of Krusen, Douglas LLC, a large landowner in the Tampa, Florida area. He also serves as Chief Executive Officer and Director of General Group Holdings, Inc., a family controlled business involved in real estate development, construction, leasing and manufacturing. Mr. Krusen is a Director of publicly-held Highpine Oil & Gas Ltd., a Canadian oil and gas concern, and Memry Corporation, as well as Raymond James Trust Company (a subsidiary of publicly-held Raymond James Financial, Inc.), and privately-held S&P Cellular Holdings, Inc., and Beall's Inc. He is also a Director and Chairman of Florida Capital Group and Florida Capital Bank. Mr. Krusen is a graduate of Princeton University.

Directors Whose Present Terms Continue Until 2008

Andrew C. Cowen, age 35, has been a Director of Trinsic since June 2001. Since 1992, Mr. Cowen has been employed in the private equity group at Brown Brothers Harriman. His primary responsibilities include sourcing, evaluating, negotiating and monitoring private equity investments on behalf of The 1818 Funds, a family of private equity partnerships managed by Brown Brothers Harriman. In November 2004, Mr. Cowen assumed the position of President and Chief Executive Officer of CMS, Inc., a portfolio company of the 1818 Funds. Mr. Cowen is experienced and regularly involved in matters relating to corporate strategy, business development, financial and investment analysis, capital structure and fundraising, mergers and acquisitions, and other corporate governance issues. Mr. Cowen graduated Phi Beta Kappa and summa cum laude from Bowdoin College and received an M.B.A. from the Wharton School of the University of Pennsylvania.

Raymond L. Golden, age 68, has spent his entire 38 year career in investment banking. From 1962 to 1987, Mr. Golden served in various capacities at Salomon Brothers, retiring in 1987 as Executive Vice President of Finance and Administration of Salomon, Inc. In 1989, Mr. Golden became a partner of Wolfensohn & Co., an investment banking services firm, and became chairman in 1996 after the firm merged with Bankers Trust. He is a graduate of the Baruch School of Business and Public Administration and received a Master's degree from the Wharton School of the University of Pennsylvania. Mr. Golden has engaged in extensive public speaking and the publishing of several articles and papers on the capital markets. He currently serves as Chairman of the National Wildlife Endowment Fund.

Arrangements as to Selection and Nomination of Directors

By agreement with the company, The 1818 Fund III, L.P., previous holder of all the Series E preferred shares, is entitled to designate two individuals to serve as directors and, upon expiration of their terms, to be included in the slate of nominees recommended by the Board of Directors. Messrs. Tucker and Cowen are such designees.

Executive Officers

Certain information regarding our executive officers as of May 1, 2006 is set forth below.

Name	Age	Position
Horace J. Davis, III	38	Chief Executive Officer
Edward D. Moise, Jr.	41	Treasurer and Chief Financial Officer
Michael Slauson	35	President — Touch 1 Communications, Inc. and Z-Tel Consumer Services, LLC; Senior Vice-President — Business Operations
Ronnie R. Bailey	41	Senior Vice President — Sales and Marketing
Paul T. Kohler	37	Chief Technology Officer
John K. Lines	46	General Counsel

Horace J. Davis, III has served as our Chief Executive Officer since August 2004. From June 2001 to July 2005, he served as our Chief Financial Officer, Senior Vice President and Treasurer. From 1995 to July 2005, Mr. Davis also served as Chief Financial Officer and Vice President — Planning for Touch 1 Communications, Inc. Trinsic acquired Touch 1 in 2000. Mr. Davis received a B.B.A. and an M.B.A. from Millsaps College.

Edward D. Moise, Jr. has served as our Chief Financial Officer since January 3, 2006. Since September 2005, Mr. Moise has been a Managing Partner of Alpina Capital, a private investment banking firm providing a comprehensive array of financial advisory services to small and middle-market telecommunications and media companies. From 1999 to 2001, Mr. Moise served as a Senior Manager and from 2001 to 2005 he served as Treasurer for US Unwired Inc., a publicly-held, wireless company, where he was responsible for debt and cash management, business development, investor relations, risk management, purchasing and office services functions. He is a founder of and from 1995 to 1999 served as Chief Financial Officer of TrueView Marketing Support Systems, an award winning media company that published the first CD-ROM based real estate magazine in the United States. From 1992 to 1995 he served as a Senior Financial Analyst for Freeport-McMoRan, Inc., a large, publicly-held natural resources company. Mr. Moise holds a Master of Business Administration from the University of Michigan and a Bachelor of Science, major in Mathematical Economics, and Bachelor of Arts, major in English, from Tulane University.

Michael Slauson has served as President of our subsidiary corporation, Touch 1 Communications, Inc., since December 2001. In April 2005, he took on the additional role of Senior Vice-President — Business Operations. From June 2001 to December 2001, Mr. Slauson served as Vice President of customer care for Trinsic. From April 2000 to June 2001, he served as Vice President of Enterprise Systems for Trinsic. From 1998 to 2000, he served as Vice President of Information Systems for Touch 1 Communications, Inc. From 1992 to 1998, Mr. Slauson served as Human Resources Program Manager for Mason & Hanger Corporation. Mr. Slauson holds a B.A. in Management Information Systems from Texas Tech University and an M.B.A. from West Texas A&M.

Ronnie R. Bailey has since 2004 served as our Senior Vice-President — Business Sales and Marketing. In 2005 he took on the additional duties of consumer marketing. From 2003 to 2004, he served Trinsic as Vice-President — Business Product Marketing. From 1993 to 2003, Mr. Bailey worked in various capacities for MCI WorldCom, including from 2001 to 2003 as Senior Director, Global Data and VPN Product Marketing and from 1998 to 2001 as Director, Product Pricing and Analysis. He earned a Bachelor of Business Administration-Finance and Accounting from the University of Texas in 1987.

Paul T. Kohler has served as our Chief Technology Officer since August 2004. From 2001 to 2004, he served as our Vice President of Product Management within our Strategic Planning department. From 1999 to 2001, Mr. Kohler served as Assistant Vice President — Product Management, Marketing for 2nd Century Communications. From 1991 to 1999, he served in many capacities working with Next Generation Telecommunications products and technologies for Sprint Corporation. Mr. Kohler earned dual Bachelor of Science degrees from Florida State University in 1991: one with a double major, Economics and Psychology, and the other with a major in Interdisciplinary Social Science

John K. Lines has served as our General Counsel since May 23, 2005. Since 2005, Mr. Lines has also served as counsel in the Corporate and Securities Group at Schiff Hardin LLP, a 350 attorney law firm based in Chicago, Illinois. From 2003 to 2005, he served as Associate General Counsel, in the Complex Transactions Group at Qwest Communications International, Inc., a large publicly-held telephone and data communications company. From 2001 to 2003 he served as General Counsel, Secretary and Chief Business Development Officer for Voyager Systems, Inc., a wireless start-up company. From 2000 to 2001, Mr. Lines served General Counsel, Secretary and Vice President of Business Development/InvestorRelations for Sorrento Networks, Inc., fiber optics technology start-up. Mr. Lines earned a Bachelor of Science, with majors in Accounting and Finance at Purdue University and a Juris Doctor at the Indiana University School of Law.

Audit Committee

We have an audit committee established amongst the Board of Directors for the purpose of overseeing our accounting and financial reporting processes and audits of our financial statements. The Audit Committee's principal responsibilities are to (i) appoint, compensate, evaluate, retain, terminate and oversee of the work of the company's independent auditor (ii) pre-approve all audit and permissible non-audit services performed by the company's independent auditors (iii) review with management and the company's independent auditors the company's annual and quarterly financial statements (iv) monitor the company's external and internal auditing, accounting and financial reporting processes (v) ensure the operation of a complaint notification system and (vi) review the activities and organizational structure of the company's internal audit department. The Audit Committee is currently composed of three members: Richard F. LaRoche, Jr., Chairman, Raymond L. Golden and Roy Neel

Audit Committee Financial Expert

The Board of Directors has determined that Mr. LaRoche is an audit committee financial expert and is "independent" as that term is used in Item 7(d)(3)(iv) of Schedule 14A under the Securities Exchange Act of 1934, as amended. For this purpose the Board of Directors used the definition of independence set forth by Rule 4200(a)(15) of the Nasdaq Stock Market, Inc.

Procedures for Recommending Nominees to the Board of Directors

There have been no material changes to the procedures by which shareholders may recommend nominees to our Board of Directors since we last disclosed those procedures.

Section 16(a) Beneficial Ownership Reporting Compliance

Based solely upon a review of Forms 3, 4, and 5 furnished to us during or with respect to our most recently completed fiscal year, we believe that all of our directors, officers, and 10% beneficial owners complied with all Section 16(a) filing requirements applicable to them. All such forms were filed timely.

Code of Ethics

We have adopted a code of ethics applicable to all employees and directors, including our chief executive officer and chief financial officer. We have posted the text of our code of ethics to our Internet web site: *www.trinsic.com.* Click "Investor Relations" at the top. Then find and click "Code of Conduct" under "Corporate Governance" on the right side of the screen. We intend to disclose any change to or waiver from our code of ethics by posting such change or waiver to our Internet web site.

Item 11. *Executive Compensation*

Summary Compensation Table

The following table provides summary information concerning compensation paid or accrued by us to, or on behalf of, our "Named Executive Officers," which are our chief executive officer and our four most highly compensated executive officers serving as executive officers at December 31, 2005, plus two additional executive officers who would have been one of the four most highly compensated officers but for the fact that they were not serving as executive officers as of December 31, 2005, if any.

		Annual Compensation		Long Term Compensation Awards		
Name and Principal Position	**Year**	**Salary ($)**	**Bonus ($)**	**Restricted Stock ($)**	**Shares Underlying Options(1)**	**All Other Compensation ($)(2)**
Executives in Office at December 31, 2005						
Horace J. Davis III	2005	300,000	30,000	88,000(3)	—	—
Chief Executive Officer,	2004	238,461	—	70,000(4)	2,000	—
	2003	200,000	—	—	500	—
Ronnie R. Bailey	2005	176,019	7,500	19,800(5)	—	
Senior Vice-President — Sales and	2004	150,961	17,000	—	600	—
Marketing	2003	103,596	—	—	500	—
Michael Slauson	2005	200,000	15,000	19,800(6)		
President — Touch 1	2004	155,771	—	70,000(7)	2,000	—
Communications, Inc. and Operations	2003	150,002	—	—	500	—
Z-Tel Consumer Services, LLC;						
Senior Vice-President — Business						
Paul T. Kohler	2005	200,000	15,000	36,400(8)	—	
Chief Technology Officer	2004	125,774	—	—	150	—
	2003	103,775	—	—	190	—
John K. Lines	2005	119,230	—	19,800(9)	—	—
General Counsel	2004	—	—	—	—	—
	2003	—	—	—	—	—

(1) "Shares Underlying Options" reflects a 5 for 1 reverse stock split that took place in November 2004 and a 10 for 1 reverse stock split that took place in September 2005.

(2) The aggregate amount of perquisites and other personal benefits, securities or property received by each of the Named Executive Officers was less than either $50,000 or 10% of the total annual salary and bonus reported for that Named Executive Officer.

(3) This amount is based upon a calculation of the number of shares of restricted stock granted multiplied by the closing per share market price of the stock on the date of the grant. Mr. Davis received a grant of 40,000 shares on September 15, 2005 when the price per share was $2.20. This amount would be $21,200 at December 31, 2005 based upon a closing price of $0.53. Both the number of shares and the price per share are adjusted to reflect a 10 for 1 reverse stock split that took place in September 2005. These shares of restricted stock may not be sold or transferred until they vest. One-third of these shares of restricted stock vests on the first anniversary of the grant. The remainder vests ratably over the following 24 months. The holder of the restricted stock will be entitled to any dividends that might accrue on the shares.

(4) This amount is based upon a calculation of the number of shares of restricted stock granted multiplied by the closing per share market price of the stock on the date of the grant. Mr. Davis received a grant of 500 shares on March 5, 2004 when the price per share was $140.00. This amount would be $265 at December 31, 2005 based upon a closing price of $0.53. Both the number of shares and the price per share are adjusted to reflect a 5 for 1 reverse split that took place in November 2004 and a 10 for 1 reverse stock split that took place in September 2005. These shares of restricted stock may not be sold or

transferred until they vest. One-third of these shares of restricted stock vests on the first anniversary of the grant. The remainder vests ratably over the following 24 months. The holder of the restricted stock will be entitled to any dividends that might accrue on the shares.

(5) This amount is based upon a calculation of the number of shares of restricted stock granted multiplied by the closing per share market price of the stock on the date of the grant. Mr. Bailey received a grant of 9,000 shares on September 15, 2005 when the price per share was $2.20. This amount would be $4,770 at December 31, 2005 based upon a closing price of $0.53. Both the number of shares and the price per share are adjusted to reflect a 10 for 1 reverse stock split that took place in September 2005. These shares of restricted stock may not be sold or transferred until they vest. One-third of these shares of restricted stock vests on the first anniversary of the grant. The remainder vests ratably over the following 24 months. The holder of the restricted stock will be entitled to any dividends that might accrue on the shares.

(6) This amount is based upon a calculation of the number of shares of restricted stock granted multiplied by the closing per share market price of the stock on the date of the grant. Mr. Slauson received a grant of 9,000 shares on September 15, 2005 when the price per share was $2.20. This amount would be $4,770 at December 31, 2005 based upon a closing price of $0.53. Both the number of shares and the price per share are adjusted to reflect a 10 for 1 reverse stock split that took place in September 2005. These shares of restricted stock may not be sold or transferred until they vest. One-third of these shares of restricted stock vests on the first anniversary of the grant. The remainder vests ratably over the following 24 months. The holder of the restricted stock will be entitled to any dividends that might accrue on the shares.

(7) This amount is based upon a calculation of the number of shares of restricted stock granted multiplied by the closing per share market price of the stock on the date of the grant. Mr. Slauson received a grant of 500 shares on March 5, 2004 when the price per share was $140.00. This amount would be $265 at December 31, 2005 based upon a closing price of $.of $0.53. Both the number of shares and the price per share are adjusted to reflect a 5 for 1 reverse split that took place in November 2004 and a 10 for 1 reverse stock split that took place in September 2005. These shares of restricted stock may not be sold or transferred until they vest. One-third of these shares of restricted stock vests on the first anniversary of the grant. The remainder vests ratably over the following 24 months. The holder of the restricted stock will be entitled to any dividends that might accrue on the shares.

(8) This amount is based upon a calculation of the number of shares of restricted stock granted multiplied by the closing per share market price of the stock on the date of the grant. Mr. Kohler received a grant of 13,000 shares on June 30, 2005 when the price per share was $2.80. This amount would be $6,890 at December 31, 2005 based upon a closing price of $0.53. Both the number of shares and the price per share are adjusted to reflect a 10 for 1 reverse stock split that took place in September 2005. These shares of restricted stock may not be sold or transferred until they vest. One-third of these shares of restricted stock vests on the first anniversary of the grant. The remainder vests ratably over the following 24 months. The holder of the restricted stock will be entitled to any dividends that might accrue on the shares.

(9) This amount is based upon a calculation of the number of shares of restricted stock granted multiplied by the closing per share market price of the stock on the date of the grant. Mr. Lines received a grant of 9,000 shares on September 15, 2005 when the price per share was $2.20. This amount would be $4,770 at December 31, 2005 based upon a closing price of $0.53. Both the number of shares and the price per share are adjusted to reflect a 10 for 1 reverse stock split that took place in September 2005. These shares of restricted stock may not be sold or transferred until they vest. One-third of these shares of restricted stock vests on the first anniversary of the grant. The remainder vests ratably over the following 24 months. The holder of the restricted stock will be entitled to any dividends that might accrue on the shares.

Option Grants During Last Fiscal Year

No stock options were granted to any of the Named Executive Officers during the fiscal year ended December 31, 2005.

Aggregated Option Exercises in Last Fiscal Year and Year-End Option Value Table

The following table shows information concerning stock option exercises during 2005 and stock option values as of December 31, 2005 by each of the Named Executive Officers. The value of unexercised in-the-money options is determined by subtracting the exercise price from the fair market value of the common stock based on $0.52, the closing price of our common stock as of December 31, 2005, multiplied by the number of shares underlying the options.

Name	Shares Acquired on Exercise (#)	Value Realized ($)	Number of Securities Underlying Unexercised Options at Fiscal Year-End		Value of Unexercised In-the-Money Options at Fiscal Year-End ($)	
			Exercisable	Unexercisable	Exercisable	Unexercisable
Horace J. Davis III	—	—	9,500	—	—	—
Ronnie R. Bailey	—	—	1,100	—	—	—
Michael Slauson	—	—	7,200	—	—	—
Paul T. Kohler	—	—	1,080		—	—
John K. Lines	—	—	—	—	—	—

Executive Employment Agreements and Change-In-Control Arrangements

We have entered into the following employment agreements with our senior executives:

Officer	Term	Annual Salary	Position
Horace J. Trey Davis III	August 2005 - August 2008	$300,000	Chief Executive Officer
Ronnie R. Bailey	August 2005 - August 2008	$200,000	Senior Vice-President — Sales and Marketing
Michael J. Slauson	August 2005 - August 2008	$200,000	President — Touch 1 Z-Tel Communications, Inc. and Consumer Services, LLC; Senior Vice-President — Business Operations
Paul T. Kohler	August 2005 - August 2008	$200,000	Chief Technology Officer
John K. Lines	August 2005 - August 2008	$200,000	General Counsel

The foregoing employment agreements also provide for —

- automatic renewal for subsequent one year terms unless either party elects not to renew prior to 90 days from the end of the then current term of the agreement;
- the payment of his base salary and any other benefits to which he would have been entitled for a period of 12 months (six months in the case of Mr. Bailey) if his employment is terminated without cause (as defined in the agreements);
- the payment of 2.9 (1.9 in the case of Mr. Bailey) times his base salary and any incentive or bonus paid in the prior year if termination of employment occurs within six months before or two years after a change in control;
- deemed termination of employment without cause (at his election) if certain specified events occur within six months of a change in control;
- the obligation to keep our nonpublic information confidential; and
- the obligation not to compete with us in the United States and not to solicit our employees after termination of employment, unless employment is terminated without cause.

PERFORMANCE GRAPH

The following graph compares the cumulative total return on our common stock with the cumulative total return of the companies in the Nasdaq Composite Index and the Nasdaq Telecommunication Index. Cumulative total return in the Performance Graph is measured assuming (i) an initial investment of $100 on January 1, 2001 and (ii) the reinvestment of dividends.



DOLLARS
140
120
100
80
60
40
20
0
Trinsic Common Stock
Nasdaq Composite Index
Nasdaq Telecommunications Index
1/1/2001
12/31/2001
12/31/2002
12/31/2003
12/31/2004
12/31/2005

	01/01/2001	12/31/2001	12/31/2002	12/31/2003	12/31/2004	12/31/2005
Trinsic Common Stock	$100.00	$25.05	$15.61	$38.58	$ 6.55	$ 0.20
Nasdaq Composite Index	$100.00	$78.94	$54.05	$81.09	$88.05	$89.26
Nasdaq Telecommunications Index	$100.00	$51.06	$23.47	$39.61	$42.77	$39.69

COMPENSATION COMMITTEE REPORT

To The Board of Directors:

Role of the Compensation Committee; Philosophy

The Compensation Committee is a committee of the Board of Directors to which authority has been delegated to approve and monitor the executive compensation and benefits programs of Trinsic, Inc. and its subsidiaries (collectively the "Company"), to administer and make awards under the company's equity participation plans and to monitor and supervise the administration of the Trinsic, Inc. 401-K Plan (the "401-K Plan").

The primary objectives of the Compensation Committee as set forth in the Compensation Committee Charter are —

(1) To assure that the Company's executive compensation and benefits programs and awards under its equity plans —

- Are competitive with other growing companies in the Company's industry;
- Safeguard the interests of the Company and its stockholders;
- Are effective in driving performance to achieve financial goals and create stockholder value;
- Foster teamwork on the part of management and non-management employees;
- Are cost effective and fair to employees, management and stockholders; and
- Are well communicated and understood by the participants;

(2) To assure investor confidence in the integrity of the Company's process for determining executive compensation; and

(3) To assure the Company fulfills its fiduciary obligations in its administration of the 401-K Plan.

The Committee's philosophy with respect to executive compensation is to establish comparatively low base salaries and place substantial emphasis on stock-based compensation, which we view to be very effective at correlating executive compensation with corporate performance and increases in stockholder value. In setting the compensation levels for the chief executive officer and other executive officers, we use our own judgment considering many factors, including comparisons to the levels of compensation paid to similarly situated executives in other companies and a variety of quantitative performance measures such as revenue, earnings and cash flow, all with due regard to management's projections and the competitive and regulatory environment in which the company operates. In 2004, we retained a compensation consulting firm, Hewitt Associates LLC, to assist us. Hewitt provided us with an executive compensation study.

Equity Participation Plans

The company has three equity participation plans: the 1998 Equity Participation Plan, the 2000 Equity Participation Plan and the 2004 Stock Incentive Plan. The 1998 Equity Participation Plan was terminated in 2000, although options remain outstanding under that plan. The 2000 Equity Participation Plan and the 2004 Stock Incentive Plan authorize us to award, among other things, non-qualified and incentive stock options, restricted stock, deferred stock and stock appreciation rights to employees and consultants, while the full Board administers stock-based awards to independent directors. Under the 2000 Equity Participation Plan and the 2004 Stock Incentive Plan, we select the employees and consultants to whom awards are to be made, determine the number of shares to be subject to awards and the terms and conditions of the awards, and make all other determinations and take all other actions necessary or advisable for the administration of the plan with respect to employees or consultants.

As of May 1, 2006, 269,107 shares of common stock were available for issuance under the 2000 Equity Participation Plan. The 2000 Equity Plan is an "evergreen" plan. On the first day of each fiscal year a number of shares equal to the lesser of 60,000 or 6% of the outstanding shares of common stock are added to the plan, unless the Board of Directors sets a smaller number. The exercise price of stock options awarded under the 2000 Equity Participation Plan is generally made at no less than fair market value on the date of the award. During 2005, we awarded options to purchase 226 shares and we awarded 24,000 shares of restricted stock under the 2000 Equity Plan.

As of May 1, 2006, 828,850 shares were available for issuance under the 2004 Stock Incentive Plan. During 2005, we did not award any options to purchase stock and we granted 301,533 shares of restricted stock under the 2004 Stock Incentive Plan

2005 Compensation for the Chief Executive Officer

The general policies described above for the compensation of the executive officers also apply to the compensation approved by Compensation Committee during 2005 for the company's chief executive officer. After the resignation of D. Gregory Smith in July 2004, Horace J. Davis III, the company's chief financial officer, assumed the additional role of chief executive officer, eventually relinquishing the role of chief financial officer. We subsequently increased Mr. Davis' base annual salary from $200,000 to $300,000. We also awarded Mr. Davis a bonus of $30,000. Based upon the executive compensation study provided to us by Hewitt Associates LLC, our compensation consulting firm, and our own observations we believe Mr. Davis' annual salary is relatively lower than the salaries of other chief executive officers in comparable situations. Mr. Davis has an employment agreement with the company, the initial term of which will expire in August 2008. The agreement currently provides for (i) a base salary of $300,000, (ii) automatic renewal for subsequent one year terms (subject to nonrenewal by either party 90 days prior to the end of the term), (iii) the payment of his base salary and benefits for one year in the event of termination without cause, (iv) the payment of 2.9 times his base salary and any incentive or bonus paid in the prior year if termination of employment occurs within six months before or two years after a change in control, and (v) deemed termination of employment without cause (at his election) if certain specified events occur within six months of a change in control. Under the agreement, Mr. Davis also agreed to certain non-competition and nonsolicitation covenants.

This report has been provided by the Compensation Committee.

COMPENSATION COMMITTEE:

Lawrence C. Tucker, Chairman
W. Andrew Krusen, Jr.

DIRECTOR COMPENSATION

Each independent director, except Messrs. Tucker and Cowen, received $20,000 in cash compensation for their services during 2005. Pursuant to the terms of the 2000 Equity Participation Plan, upon initial election to the Board of Directors each independent director (that is, a director not employed by the company) automatically receives options to purchase 220 shares of our common stock. Thereafter, each independent director also receives automatically options to purchase an additional 220 shares of our common stock at the time of each annual meeting of stockholders at which such director is reelected. Options received by independent directors under the 2000 Equity Participation Plan have exercise prices not less than the fair market value of the company's common shares at the date of the grant, expire ten years after the date of the grant and vest over four years. The 2000 Equity Participation Plan and the 2004 Stock Incentive Plan also permit discretionary grants of stock options to independent directors.

Item 12. *Security Ownorship Of Certain Beneficial Owners and Management and Related Stockholder Matters*

The following table sets forth, as of May 1, 2005 (unless otherwise stated), the number of shares of our common stock beneficially owned by:

- each person who we know to be a beneficial owner of 5% or more of that class or series of stock;
- each of our directors;
- each of our Named Executive Officers; and
- all executive officers and directors as a group.

Shares Beneficially Owned and Percentage of Total(1)

Beneficial Owner	Common Stock	%
Brown Brothers Harriman & Co.(2)	14,592,428	83.10
Lawrence C. Tucker(2)	14,594,560	83.10
Andrew C. Cowen(3)(12)	2,110	*
Richard F. LaRoche, Jr.(4)(12)	26,788	*
W. Andrew Krusen, Jr.(5)(12)	25,886	*
Roy Neel (6)(12)	25,044	*
Raymond L. Golden (7)(12)	25,044	*
Horace J. Davis III(8)(12)	209,500	*
Edward D. Moise, Jr.(12)	1,000	*
Ronnie R. Bailey (9)(12)	76,100	*
Michael Slauson (10)(12)	82,516	
Paul T. Kohler (11)(12)	76,080	
John K. Lines(12)	75,000	*
All directors and officers as a group(1)	15,219,628	86.54

* Less than 1%.

(1) Beneficial ownership is determined in accordance with the rules of the Securities and Exchange Commission. In computing the aggregate number of shares beneficially owned by the individual stockholders and groups of stockholders described above and the percentage ownership of such individuals and groups, shares of common stock subject to convertible securities currently convertible or convertible or convertible within 60 days and shares of common stock subject to options or warrants that are currently exercisable or exercisable within 60 days of the date of this report are deemed outstanding. Such shares, however, are not deemed outstanding for the purposes of computing the percentage ownership of the other stockholders or groups of stockholders.

(2) This information is derived from a Schedule 13D dated November 20, 2000, as amended July 12, 2001, August 3, 2001, August 26, 2004, December 3, 2004, July 18, 2005, September 2, 2005, October 3, 2005, December 20, 2005 and January 18, 2006, filed jointly by Brown Brothers Harriman & Co., The 1818 Fund III, L.P., T. Michael Long and Lawrence C. Tucker. Each of these parties is shown to have shared voting and dispositive power with respect to all of the shares shown, except that Mr. Tucker's shares include 2,132 shares deemed beneficially owned by him by virtue of certain stock options currently exercisable or which become exercisable within 60 days. The address of Brown Brothers Harriman & Co., The 1818 Fund III, L.P., T. Michael Long and Lawrence C. Tucker is 140 Broadway, New York, New York 10005.

(3) Common Stock includes 2,110 shares deemed beneficially owed by Mr. Cowen by virtue of certain stock options that are currently exercisable or which become exercisable within 60 days.

(4) Common Stock includes 1,288 shares deemed beneficially owned by Mr. LaRoche by virtue of certain stock options that are currently exercisable or which become exercisable within 60 days.

(5) Common Stock includes 866 shares deemed beneficially owned by Mr. Krusen by virtue of certain stock options that are currently exercisable or which become exercisable within 60 days.

(6) Common Stock includes 44 shares deemed beneficially owned by Mr. Neel by virtue of certain stock options that are currently exercisable or which become exercisable within 60 days.

(7) Common Stock includes 44 shares deemed beneficially owned by Mr. Golden by virtue of certain stock options that are currently exercisable or which become exercisable within 60 days.

(8) Common Stock includes 9,500 shares deemed beneficially owned by Mr. Davis by virtue of certain stock options that are currently exercisable or which become exercisable within 60 days.

(9) Common Stock includes 1,100 shares deemed beneficially owned by Mr. Bailey by virtue of certain stock options that are currently exercisable or which become exercisable within 60 days.

(10) Common Stock includes 7,200 shares deemed beneficially owned by Mr. Slauson by virtue of certain stock options that are currently exercisable or which become exercisable within 60 days.

(11) Common Stock includes 1,080 shares deemed beneficially owned by Mr. Kohler by virtue of certain stock options that are currently exercisable or which become exercisable within 60 days.

(12) The shareholder's address is c/o Trinsic, Inc., 601 South Harbour Island Boulevard, Suite 220, Tampa, Florida 33602.

Item 13. *Certain Relationships and Related Transactions*

On July 15, 2005, we entered into an Exchange and Purchase Agreement with The 1818 Fund III, L.P., our largest shareholder. In the Exchange and Purchase Agreement, we agreed to issue to the Fund 24,084.769 shares of Series H Convertible Preferred Stock in exchange for all (approximately $21.5 million) outstanding indebtedness (including principal, interest and premium) owing to the Fund under a promissory note due in March 2006 and $2.5 million in cash. We consummated the exchange and purchase immediately after executing the agreement. The promissory note had been delivered to the Fund pursuant to a Standby Credit Facility Agreement, dated August 24, 2004 and amended May 24, 2005.

On December 15, 2005, we borrowed $1,000,000 from The 1818 Fund III, L.P., our largest shareholder, in order to take advantage of the tax settlement described below with the State of New York. The Fund is one of a family of funds managed by Brown Brothers Harriman & Company. In connection with the loan, we delivered to the Fund a promissory note bearing interest at 12% annually and due on demand. Upon request by the Fund we will be required to provide to the Fund a security interest in any and all of our assets, except those subject to our Receivables Sales Agreement with Thermo Credit LLP. The Fund has requested and we have delivered to the Fund a mortgage on real property we own in Atmore, Alabama where we have an operations center.

Item 14. *Principal Accountant Fees and Services*

Name of Accounting Firm

PricewaterhouseCoopers LLP was our principal accounting firm until May 23, 2005. On July 15, 2005, at the direction of the Audit Committee of our Board of Directors, we engaged Carr Riggs & Ingram LLC as the principal accountant to audit our financial statements.

Audit Fees

The aggregate fees billed by our principal accountant during 2005 and 2004 for the audit of our annual financial statements and for the reviews of the financial statements included in our quarterly reports on Form 10-Q were $447,100 and $433,000, respectively.

Audit Related Fees

The aggregate fees billed by our principal accountant during 2005 and 2004 for assurance and related services reasonably related to the performance of audit or review of our financial statements and not reported under "audit fees" above were $23,000 and $14,790, respectively. Such services were primarily for audits of our 401-K plan.

Tax Fees

Our principal accountant billed no fees during 2005 or 2004 for tax compliance, tax advice or tax planning.

All Other Fees

The aggregate fees billed by our principal accountant during 2005 and 2004 for products and services other than audit, audit-related or tax fees described above were $500 and $1,500, respectively. The nature of such services was the purchase of a software licenses for accounting research.

Pre-Approval Policies

Consistent with law and the rules of the Securities and Exchange Commission it is the Audit Committee's policy to pre-approve all audit services and permissible non-audit services provided by the company's principal accountant. The procedure for such approval has been for principal accounting firm to request and receive from the Audit Committee approval for all services, specifically describing any non-audit services. The Audit Committee may delegate this pre-approval authority to one or more of its members. In that event, the member or members to whom pre-approval authority has been delegated will report all decisions with respect to pre-approvals to the full Audit Committee at the next Audit Committee meeting. All audit-related fees, tax fees and other fees described above were pre-approved by the Audit Committee.

Item 15. *Exhibits and Financial Statement Schedules*

(a) 3. The following exhibits are filed as part of this report.

Exhibit Number	Description
31.1	Certification of the Chief Executive Officer
31.2	Certification of the Chief Financial Officer
32.1	Written Statement of the Chief Executive Officer Pursuant to 18 U.S.C.§1350
32.2	Written Statement of the Chief Financial Officer Pursuant to 18 U.S.C.§.1350

SIGNATURES

Pursuant to the requirements of Section 13 or 15(d) of the Securities Exchange Act of 1934, the Registrant has duly caused this Report to be signed on its behalf by the undersigned, thereunto duly authorized, as of the 1st day of May 2006.

TRINSIC, INC.

By: /s/ Horace J. Davis, III

Horace J. Davis, III
Chief Executive Officer

Pursuant to the requirements of the Securities Exchange Act of 1934, this Report has been signed below by the following persons on behalf of the Registrant in the capacities and on the dates indicated.

Signature	Title	Date
/s/ HORACE J. DAVIS, III Horace J. Davis, III	Chief Executive Officer (Principal Executive Officer)	May 1, 2006
/s/ EDWARD D. MOISE, JR. Edward D. Moise, Jr.	Chief Financial Officer (Principal Financial and Accounting Officer)	May 1, 2006
/s/ ANDREW C. COWEN Andrew C. Cowen	Director	May 1, 2006
/s/ RICHARD F. LAROCHE, JR. Richard F. LaRoche, Jr.	Director	May 1, 2006
/s/ LAWRENCE C. TUCKER Lawrence C. Tucker	Director	May 1, 2006
/s/ W. ANDREW KRUSEN, JR. W. Andrew Krusen, Jr.	Director	May 1, 2006
/s/ ROY NEEL Roy Neel	Director	May 1, 2006
/s/ RAYMOND L. GOLDEN Raymond L. Golden	Director	May 1, 2006

A signed original of this report has been provided to Trinsic, Inc. and will be retained by the Trinsic, Inc. and furnished to the Securities and Exchange Commission or its staff upon request.

CERTIFICATION OF CHIEF EXECUTIVE OFFICER

I, Horace J. Davis III, certify that —

1. I have reviewed this Annual Report on Form 10-K/A (Amendment No. 1) of Trinsic, Inc.;

2. Based on my knowledge, this report does not contain any untrue statement of a material fact or omit to state a material fact necessary in order to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this report;

3. Based on my knowledge, the financial statements, and other financial information included in this report, fairly present in all material respects the financial condition, results of operations and cash flows of the registrant as of, and for, the periods presented in this report;

4. The registrant's other certifying officers and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-15(e) and 15d-15(e)) for the registrant and we have —

a) Designed such disclosure controls and procedures, or caused such disclosure controls and procedures to be designed under our supervision, to ensure that material information relating to the registrant, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this report is being prepared;

b) Evaluated the effectiveness of the registrant's disclosure controls and procedures and presented in this report our conclusions about the effectiveness of the disclosure controls and procedures as the end of the period covered by this report based on such evaluation; and

c) Disclosed in this report any change in the registrant's internal control over financial reporting that occurred during the registrant's most recent fiscal quarter (the registrant's fourth fiscal quarter in the case of an annual report) that has materially affected, or is reasonably likely to materially affect, the registrant's internal control over financial reporting; and

5. The registrant's other certifying officers and I have disclosed, based on our most recent evaluation of internal control over financial reporting, to the registrant's auditors and the audit committee of the registrant's board of directors (or persons fulfilling the equivalent function) —

a) All significant deficiencies and material weaknesses in the design or operation of internal control over financial reporting which are reasonably likely to adversely affect the registrant's ability to record, process, summarize and report financial information; and

b) Any fraud, whether or not material, that involves management or other employees who have a significant role in the registrant's internal control over financial reporting.

/s/ HORACE J. DAVIS III

Horace J. Davis III
Chief Executive Officer

Date: May 1, 2006

A signed original of this written statement has been provided to Trinsic, Inc. and will be retained by the Trinsic, Inc. and furnished to the Securities and Exchange Commission or its staff upon request.

EXHIBIT 31.2

CERTIFICATION OF CHIEF FINANCIAL OFFICER

I, Edward D. Moise, Jr. certify that —

1. I have reviewed this Annual Report on Form 10-K/A (Amendment No. 1) of Trinsic, Inc.;

2. Based on my knowledge, this report does not contain any untrue statement of a material fact or omit to state a material fact necessary in order to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this report;

3. Based on my knowledge, the financial statements, and other financial information included in this report, fairly present in all material respects the financial condition, results of operations and cash flows of the registrant as of, and for, the periods presented in this report;

4. The registrant's other certifying officers and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-15(e) and 15d-15(e)) for the registrant and we have —

a) Designed such disclosure controls and procedures, or caused such disclosure controls and procedures to be designed under our supervision, to ensure that material information relating to the registrant, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this report is being prepared;

b) Evaluated the effectiveness of the registrant's disclosure controls and procedures and presented in this report our conclusions about the effectiveness of the disclosure controls and procedures as the end of the period covered by this report based on such evaluation; and

c) Disclosed in this report any change in the registrant's internal control over financial reporting that occurred during the registrant's most recent fiscal quarter (the registrant's fourth fiscal quarter in the case of an annual report) that has materially affected, or is reasonably likely to materially affect, the registrant's internal control over financial reporting; and

5. The registrant's other certifying officers and I have disclosed, based on our most recent evaluation of internal control over financial reporting, to the registrant's auditors and the audit committee of the registrant's board of directors (or persons fulfilling the equivalent function) —

a) All significant deficiencies and material weaknesses in the design or operation of internal control over financial reporting which are reasonably likely to adversely affect the registrant's ability to record, process, summarize and report financial information; and

b) Any fraud, whether or not material, that involves management or other employees who have a significant role in the registrant's internal control over financial reporting.

/s/ Edward D. Moise, Jr.

Edward D. Moise, Jr.
Chief Financial Officer

Date: May 1, 2006

A signed original of this written statement has been provided to Trinsic, Inc. and will be retained by the Trinsic, Inc. and furnished to the Securities and Exchange Commission or its staff upon request.

Exhibit 32.1

WRITTEN STATEMENT OF THE CHIEF EXECUTIVE OFFICER PURSUANT TO 18 U.S.C. § 1350

Solely for the purposes of complying with 18 U.S.C. § 1350, I, the undersigned Chief Executive Officer of Trinsic, Inc. (the "Company"), hereby certify, based on my knowledge, that the Annual Report on Form 10-K/A (Amendment No. 1) of the Company for the annual period ended December 31, 2005 (the "Report") fully complies with the requirements of Section 13(a) of the Securities Exchange Act of 1934 and that information contained in the Report fairly presents, in all material respects, the financial condition and results of operations of the Company.

/s/ Horace J. Davis III

Horace J. Davis III

May 1, 2006

A signed original of this written statement has been provided to Trinsic, Inc. and will be retained by the Trinsic, Inc. and furnished to the Securities and Exchange Commission or its staff upon request.

Exhibit 32.2

WRITTEN STATEMENT OF THE CHIEF FINANCIAL OFFICER PURSUANT TO 18 U.S.C. § 1350

Solely for the purposes of complying with 18 U.S.C. § 1350, I, the undersigned Chief Financial Officer of Trinsic, Inc. (the "Company"), hereby certify, based on my knowledge, that the Annual Report on Form 10-K/A (Amendment No. 1) of the Company for the annual period ended December 31, 2005 (the "Report") fully complies with the requirements of Section 13(a) of the Securities Exchange Act of 1934 and that information contained in the Report fairly presents, in all material respects, the financial condition and results of operations of the Company.

/s/ Edward D. Moise, Jr.

Edward D. Moise, Jr.

May 1, 2006

A signed original of this written statement has been provided to Trinsic, Inc. and will be retained by the Trinsic, Inc. and furnished to the Securities and Exchange Commission or its staff upon request.

Supplemental Information

The following information is supplemental to our annual report on form 10-K, as amended.

On August 11, 2006, we completed the sale of 13,439 local access lines to Access Integrated Networks, Inc., a privately-held telephone company headquartered in Macon, Georgia. The sale was the initial closing on the sale of approximately 43,000 local access lines pursuant to an Agreement for Purchase and Sale of Customer Access Lines that we and Access entered into February 13, 2006. The sales price for these lines was $1,251,857. In addition, Access loaned to us $500,000 for which we delivered a one-year, non-interest bearing promissory note.